Exhibit D

Internal Public Debt	D-107
External Public Debt	D-109
Recent Securities Offerings	D-111
External Debt Restructuring and Debt Service Reduction Transactions	D-114
Debt Record	D-118
Tables and Supplementary Information	D-119

INTRODUCTION

References herein to “U.S. $”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (Mexico). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Note that due to fluctuations in the peso/dollar exchange rate, the exchange rate on any subsequent date could be materially different from the rate provided in this document.

Banco de México calculates the announced peso/dollar exchange rate daily, on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on November 4, 2013 (to take effect on the second business day thereafter) was Ps. 12.9869 = U.S. $1.00. See “External Sector of the Economy—Exchange Controls and Foreign Exchange Rates.”

Under the Ley Monetaria de los Estados Unidos Mexicanos (Mexican Monetary Law), payments which should be made in Mexico in a foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the prevailing peso exchange rate at the time of payment.

The fiscal year of the Federal Government of Mexico (the Government) is aligned with the calendar year. Thus, the Government’s fiscal year ends on December 31 of each year. The fiscal year ended December 31, 2012 is referred to as “2012” and all other years are referred to in a similar manner.

SUMMARY

The following is a summary of Mexico’s economic information for the period 2008-2012 and the first six months of 2013. This summary does not purport to be complete and is qualified by the more detailed information appearing elsewhere in this document. Note that certain figures, most prominently those calculated by the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI), including figures relating to Mexico’s Gross Domestic Product (GDP), were formerly calculated in constant 2003 pesos and have since been updated in this document to reflect constant 2008 pesos, thereby also modifying figures of prior years.

United Mexican States

	2008(1)		2009(1)		2010(1)		2011(1)		2012(1)		First six months of 2013(1)
	(in millions of dollars or pesos, except percentages)
The Economy
GDP:
Nominal	Ps.	12,256,864	Ps.	12,094,121	Ps.	13,228,565	Ps.	14,423,729	Ps.	15,505,672	Ps.	15,664,064 (2)
Real(3)	Ps.	12,256,863	Ps.	11,680,749	Ps.	12,272,551	Ps.	12,761,284	Ps.	13,244,203	Ps.	13,162,326 (2)
Real GDP growth		1.4%		(4.7)%		5.1%		4.0%		3.8%		1.0%
Increase in national consumer price index		6.5%		3.6%		4.4%		3.8%		3.6%		1.3%
Merchandise export growth(4)		7.2%		(21.2)%		29.9%		17.1%		6.1%		0.6%
Non-oil merchandise export growth(4)		5.2%		(17.4)%		29.1%		14.1%		8.5%		2.1%
Oil export growth		17.7%		(39.1)%		35.2%		35.2%		(6.2)%		(8.3)%
Oil exports as % of merchandise exports(4)		17.4%		13.4%		14.0%		16.1%		14.3%		13.3%
Balance of payments:
Current account		$(19,557)		$(7,724)		$(3,230)		$(11,836)		$(14,184)		$(11,328)
Trade balance		$(17,261)		$(4,681)		$(3,009)		$(1,468)		$(46)		$(1,862)
Capital account		$32,204		$16,181		$45,598		$50,985		$51,614		$26,580
Change in international reserves(5)		$7,450		$5,397		$22,759		$28,879		$21,040		$3,015
International reserves (end of period)(6)		$85,441		$90,838		$113,597		$142,476		$163,515		$166,530
Net international assets(7)		$95,232		$99,870		$120,621		$149,242		$167,082		$168,934
Ps./$ representative market exchange rate (end of period)(8)		13.8325		13.0659		12.3496		13.9476		12.9658		13.0279
28-day Cetes (Treasury bill) rate (% per annum)(9)		7.7%		5.4%		4.4%		4.2%		4.2%		3.9%
Unemployment rate (end of period)		4.3%		4.8%		4.9%		4.5%		4.5%		5.0%

	2008(3)	2009(3)	2010(3)	2011(3)	2012(1)(3)	First six months of 2013(1)(3)	2013 Budget(10)(3)
	(in billions of constant pesos, except percentages)
Public Finance(11)
Budgetary public sector revenues	Ps.2,861	Ps.2,721	Ps.2,747	Ps.2,895	Ps.3,002	Ps.1,521	Ps.2,966
As % of GDP	23.3%	23.3%	22.4%	22.7%	22.7%	23.1%	21.5%
Budgetary public sector expenditures	Ps.2,873	Ps.2,984	Ps.3,094	Ps.3,214	Ps.3,349	Ps.1,590	Ps.3,234
As % of GDP	23.4%	25.5%	25.2%	25.2%	25.3%	22.0%	23.5%
Public sector balanceas % of GDP(12)	(0.1)%	(2.3)%	(2.8)%	(2.5)%	(2.6)%	(1.0)%	(2.0)%
Primary balance as % of GDP(12)	1.8%	(0.1)%	(0.9)%	(0.6)%	(0.6)%	1.2%	0.1%
Operational balance as % of GDP(12)	1.0%	(1.6)%	(2.0)%	(1.6)%	(1.8)%	(0.2)%	(1.5)%

	December 31,					June 30, 2013(1)
	2008	2009	2010	2011(1)	2012(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Net internal Government debt(14)	Ps. 2,332.7	Ps. 2,471.3	Ps. 2,808.9	Ps. 3,112.1	Ps. 3,501.1	Ps. 3,616.3
Gross external public debt(15)	$ 56.9	$ 96.4	$ 110.4	$ 116.4	$ 125.7	$ 125.1
Long-term	$ 55.7	$ 94.6	$ 108.1	$ 113.7	$ 122.6	$ 122.3
Short-term	$ 1.3	$ 1.8	$ 2.3	$ 2.8	$ 3.1	$ 2.8
Public debt as % of nominal GDP:
Net internal Government debt(14)	19.1%	19.5%	20.4%	20.2%	21.8%	22.7%
Gross external public debt(15)	6.3%	9.9%	9.9%	10.6%	10.2%	10.3%
Total public debt as % of nominal GDP(16)	25.4%	29.4%	30.3%	30.8%	32.0%	33.0%
Interest on external public debt as % of merchandise exports(4)	2.1%	2.3%	1.7%	1.6%	1.4%	1.6%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. Note that, in particular, unemployment figures from 2008 to 2013 and GDP figures from 2010 to 2013 remain subject to periodic revision.
(2)	Annualized.
(3)	Constant pesos with purchasing power as of December 31, 2008.
(4)	Merchandise export figures include the maquiladora (or the in-bond industry) and exclude tourism.
(5)	Due to the impact of errors and omissions, as well as the purchase, sale and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.
(6)	“International reserves” are equivalent to gross international reserves minus international liabilities of Banco de México with maturities of less than six months.
(7)	“Net international assets” are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with a maturity of less than six months derived from credit agreements with central banks.
(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.
(9)	Annual average of weekly rates, calculated on a month-by-month basis.
(10)	The figures provided for Mexico’s budget for 2013 represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2013 (General Economic Policy Guidelines for 2013) and in the Programa Económico 2013 (Economic Program for 2013), and do not reflect actual results for 2013 or updated estimates of Mexico’s 2013 economic results. Percentages of GDP were calculated with a GDP projection made in 2012, using the method of calculation in effect since April 2008.
(11)	Includes the Government’s aggregate revenues and expenditures, as well as the aggregate revenues and expenditures of budget-controlled and administratively-controlled agencies (each as defined in “Public Finance—General”). This does not include off-budget revenues or expenditures.
(12)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed in “Public Finance—General—Measures of Fiscal Balance.” Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.
(13)	Includes the Government’s direct debt, public sector debt guaranteed by the Government and other public sector debt, except as indicated.
(14)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the period indicated, including Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund). It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). This is because Banco de México’s sales of debt pursuant to Regulación Monetaria does not increase the Government’s overall level of internal debt; Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.
(15)	External debt is presented herein on a “gross” basis and includes the public sector’s external obligations at its full outstanding face or principal amounts at the end of the period indicated. For informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds, as well as Mexican public sector external debt that is held by public sector entities but that has not been canceled. “External public sector debt” does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding at June 30, 2013); (b) external borrowings by the public sector after June 30, 2013; and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.
(16)	“Total public debt” refers to net internal Government debt plus gross external public sector debt. See “Public Debt—External Public Debt” for total public debt calculated using net internal public sector debt plus gross external public sector debt.

Source: Ministry of Finance and Public Credit.

MAP OF MEXICO

UNITED MEXICAN STATES
State Division
115°
105°
95°
N
W
E
S
United States of America
Baja California
Ángel de la Guarda Island
Sonora
Guadalupe Island
Cedros Island
Tiburón Island
Chihuahua
Baja California Sur
Coahuila de Zaragoza
Nuevo León
Tamaulipas
Durango
Sinaloa
Gulf of California
23° 27'
Pacific Ocean
Tropic of Cancer
Zacatecas
San Luis Potosí
Alacrán Reef
Gulf of Mexico
Nayarit
Islas Marías
Aguascalientes
Guanajuato
Querétaro
Hidalgo
Jalisco
Yucatán
Quintana Roo
Cozumel Island
20°
30°
Michoacán de Ocampo
México
Colima
Puebla
Veracruz de Ignacio de la Llave
Tabasco
Campeche
Revillagigedo Islands
Belize
Caribbean Sea
Guerrero
Oaxaca
Chiapas
Scale
0
125
250
375
Kilometers
Guatemala

UNITED MEXICAN STATES

Area, Population and Society

i.	Area

Mexico, a nation consisting of 31 states and the Distrito Federal (Federal District), comprising Mexico City, is the fifth largest nation in the Americas and the fourteenth largest nation in the world, occupying a territory of 758,446 square miles (1,964,375 square kilometers). To the north, Mexico shares a border of 1,933 miles (3,112 km) with the United States of America (the United States, or the U.S.). To the south, Mexico shares a border of 541 miles (871 km) with Guatemala and a border of 155 miles (250 km) with Belize. Its coastline extends over 5,797 miles (9,330 km) along the Gulf of Mexico and the Pacific Ocean.

ii.	Population

Mexico is the third most populous nation in the Americas, with a population of 112.34 million, as reported by INEGI in its housing and population census, most recently conducted in 2010.

Based on this census, a projected 77.8% of Mexico’s population lives in urban areas and 22.2% lives in rural areas.

In addition, based on this census, Mexico’s three largest cities are:

•	Mexico City, with an estimated population of 20.1 million;

•	Guadalajara, with an estimated population of 4.4 million; and

•	Monterrey, with an estimated population of 4.1 million.

The annual rate of population growth averaged 3.3% in the 1960s and 1970s. Beginning in the 1980s, the Government’s family planning and birth control efforts, together with declining birth rates among women under 35 and those living in urban areas, resulted in a reduction of the population growth rate. According to the Consejo Nacional de Población (National Population Council), the estimated population growth rate for 2013 is 0.70%.

iii.	Society

Mexico is generally classified as an upper middle-income developing country.

The following table sets forth the latest selective comparative statistics published by the International Bank for Reconstruction and Development (the World Bank) for Mexico and other countries in the Americas.

Selected Comparative Statistics

	Mexico	Brazil	Chile	Venezuela	United States

Per capita GDP (2012)(1)	$16,731.0	$11,909.0	$22,363.0	$13,475.0	$49,965.0
Life expectancy at birth (2011)	77.0	73.0	79.0	74.0	79.0
Youth illiteracy rate (2009)(2)
Male	1.6%	2.6%	1.1%	1.7%	n.a.
Female	1.5%	1.3%	1.1%	1.2%	n.a.
Infant mortality rate (2011)(3)	13.0	14.0	8.0	13.0	6.0

n.a.	= Not available.

(1)	Figures are in U.S. dollars adjusted for purchasing power parity.
(2)	Ages 15-24. The figures for Mexico correspond to 2010.
(3)	Infant mortality per 1,000 live births.

Source: World Development Indicators 2012.

Form of Government

Mexico’s current form of government was established by the Constitución Política de los Estados Unidos Mexicanos (the Political Constitution of Mexico, or the Constitution), which took effect on May 1, 1917. The Constitution provides that Mexico’s government is to be established as a federal republic, consisting of both the Government and state governments.

The Government

In addition, the Constitution provides for the separation of powers by dividing the Government into three distinct branches: (1) the executive branch; (2) the judicial branch; and (3) the legislative branch. Each of these branches is described below.

i.	The Executive Branch

The President of Mexico, or the President, is the chief of the executive branch. The President is elected by the popular vote of Mexican citizens who are 18 years of age or older. The Constitution limits the President to one six-year term; the President is not allowed to run for reelection.

From 1929 to 1994, the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI) won all presidential elections, and, from 1929 until July 1997, the PRI held a majority of the seats in both chambers of the Congreso de la Unión (Congress). Until 1989, the PRI also won all of the state gubernatorial elections. In July 2000, the candidate from the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party, or PAN), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election. In addition, in 2006, Mr. Felipe de Jesús Calderón Hinojosa, a member of the PAN, was elected President. His term began on December 1, 2006 and ended on November 30, 2012.

In accordance with Mexico’s electoral law, on August 31, 2012, the Tribunal Electoral del Poder Judicial de la Federación (Federal Electoral Court) officially validated the results of the presidential election held in Mexico on July 1, 2012, and declared Mr. Enrique Peña Nieto, a member of the PRI, President-elect. Mr. Peña Nieto took office on December 1, 2012, replacing Mr. Felipe Calderón Hinojosa, a member of the PAN. President Peña Nieto’s term will expire on November 30, 2018.

The executive branch further consists of 16 ministries, the Consejería Jurídica del Ejecutivo Federal (Legal Counsel to the Presidency) and the Procuraduría General de la República (Office of the Federal Attorney General). The President appoints the principal officials of all ministries. The President also appoints the Procurador General (Attorney General), subject to ratification by the Senado de la República (Senate). Similarly, the President’s appointment of the empleados superiores (senior employees) of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) is also subject to ratification by the Senate. On December 1, 2012, President Peña Nieto appointed Mr. Luis Videgaray Caso as Secretary of Finance and Public Credit.

ii.	The Judicial Branch

Mexico’s judicial branch, or the Federal Judiciary, consists of the Suprema Corte de Justicia (Supreme Court), the Tribunales de Circuito (Circuit Courts), the Juzgados de Distrito (District Courts) and the Consejo de la Judicatura Federal (Council of the Federal Judiciary).

The Supreme Court is composed of 11 justices, who serve 15-year staggered terms (except for those justices appointed immediately after the Constitutional amendments that took effect on December 31, 1994, who were appointed for varying terms of up to 20 years). The justices of the Supreme Court are elected by a two-thirds vote of the Senate from a pool of three candidates nominated by the President. The position of Chief Justice of the Supreme Court is rotated among the justices, with each Chief Justice serving one four-year term.

The Council of the Federal Judiciary, which is composed of seven members, one of whom is the Chief Justice of the Supreme Court, administers the Federal Judiciary and appoints magistrados (Circuit Court judges and District Court judges).

iii.	The Legislative Branch

Legislative authority is vested in Congress, which is composed of the Senate and the Cámara de Diputados (Chamber of Deputies). Members of Congress are elected either directly or through a system of proportional representation by the popular vote of Mexican citizens who are 18 years of age or older. Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. The Senate is composed of 128 members, 96 of whom are elected directly, while the other 32 are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts, while the other 200 are elected through a system of proportional representation. Under this proportional representation system, seats are allocated to political party representatives based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote, among other requirements. The Constitution provides that the President may veto bills and that Congress may override such vetoes with a two-thirds majority vote of each chamber.

Congressional elections for all 128 seats in the Senate and 500 seats in the Chamber of Deputies were held on July 1, 2012. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
Institutional Revolutionary Party	54	42.2%	213	42.6%
National Action Party	38	29.7	114	22.8
Democratic Revolution Party	22	17.2	101	20.2
Ecological Green Party of Mexico	7	5.5	28	5.6
Labor Party	5	3.9	14	2.8
Citizen Movement Party	1	0.8	20	4.0
New Alliance	1	0.8	10	2.0
Unaffiliated	0	0.0	0	0.0

Total	128	100.0%	500	100.0%

Note:  Numbers may not total due to rounding.

Source: Senate and Chamber of Deputies.

In the mid-1990’s, the federal electoral process underwent certain reforms aimed at increasing impartiality and political neutrality through: (1) the implementation of certain institutional mechanisms in 1994; and (2) the ratification of several Constitutional amendments in 1996. The changes included:

•

establishing the Instituto Federal Electoral (Federal Electoral Institute), an autonomous state agency which is empowered to organize elections and resolve electoral disputes and which the President is not allowed to participate in;

•	eliminating the Electoral Committee of the Chamber of Deputies, which had been responsible for ratifying the results of presidential elections;

•	introducing holographic, tamper-proof photo voter identification cards, which discourage voter fraud and aid detection of fraud;

•	inviting Mexican and foreign election observers to certify the electoral process;

•	imposing limits on political campaigns expenditures and controls on the sources and uses of funds contributed to a political party;

•

reducing the maximum number of congressional representatives who may belong to a single party from 315 to 300 and establishing the current electoral procedure of proportional representation in the Senate; and

•	integrating the Federal Electoral Court to the judicial branch.

In 2005, Congress granted the right to vote in presidential elections to Mexican citizens residing abroad via absentee ballot.

State Government

Each of Mexico’s 31 states is headed by a state governor. Mexico’s Federal District, Mexico City, is headed by an elected mayor.

Local elections were most recently held on July 7, 2013. These elections were for the Baja California governorship. By forming an alliance with the Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) and the Partido Nueva Alianza (New Alliance Party), the PAN was able to retain the Baja California governorship.

As a result of this election, Mexico’s state governorships are now composed as follows:

•	the PRD holds three state governorships, along with the mayorship of the Federal District;

•	the PAN holds three state governorships;

•	an alliance formed by the PAN and the PRD holds four state governorships; and

•	the PRI holds the remaining 21 of the 31 state governorships.

Foreign Affairs

Mexico has diplomatic ties with 191 countries and two entities. Mexico’s participation in various international organizations and trade agreements is summarized below.

Status	Entity
Charter Member	United Nations
Signatory (along with Canada and the U.S.)	North American Free Trade Agreement (NAFTA)
Founding Member	European Bank for Reconstruction and Development (1991) Inter-American Development Bank (IADB) International Finance Corporation IMF Organization of American States World Bank
Non-Borrowing Regional Member	Caribbean Development Bank
Member

General Agreement on Tariffs and Trade (GATT) (1986) / World Trade Organization (WTO) (1995)

Pacific Basin Economic Co-operation Conference (1991)

Organization for Economic Cooperation and Development (OECD) (1994)

In addition, on July 1, 2000, a free trade agreement between Mexico and the European Union went into effect. Mexico also served as rotating member of the United Nations Security Council from January 1, 2002 to December 31, 2003 and presided over the Security Council during April 2003.

Political Reform

Domestically, the Government has from time to time renewed its efforts to resolve its differences with insurgents in the Chiapas region and the indigenous population by facilitating their participation in the political process. The Government’s efforts in this area are summarized below.

September 11, 1995	The Government and insurgents reached an agreement pursuant to which both sides accepted a common political agenda and procedural rules and agreed to the creation of a working committee regarding the rights of indigenous peoples.

February 16, 1996	The Government and insurgents signed an agreement on a series of measures aimed at enhancing and guaranteeing the rights of the indigenous population.

August 14, 2001	Amendments to certain articles of the Constitution related to indigenous cultures became effective. These amendments recognize the rights of indigenous villages and communities in Mexico and grant indigenous populations increased autonomy over their internal systems of social, economic, political and cultural organization.

May 21, 2003	The Government created the Comisión Nacional para el Desarrollo de los Pueblos Indígenas (National Commission for the Development of Indigenous Peoples) with the objective of promoting the autonomy of indigenous communities, subject to Constitutional limitations.

July 5, 2003	The Ley de la Comisión Nacional para el Desarrollo de los Pueblos Indígenas (National Commission for the Development of Indigenous Peoples Law) became effective. This law empowers the National Commission for the Development of Indigenous Peoples to direct, coordinate, promote, support, encourage and monitor the evaluation of programs, projects, strategies and activities aimed at the sustainable development of indigenous peoples and communities in accordance with Article 2 of the Constitution.

June 23, 2011	Certain amendments to the National Commission for the Development of Indigenous Peoples Law became effective. These amendments create an advisory council which will analyze, opine and make proposals on policies, programs and activities aimed at the development of indigenous peoples.

Internal Security

During recent years, the Government has gradually heightened its efforts to combat organized crime, particularly as it relates to the activities of producing, processing and trafficking in narcotics. Specifically, the Government has implemented various security measures and has strengthened its military and police forces. No government studies have been completed regarding the effect on the Mexican economy of narcotics trafficking and drug-related violence, including their effect on Mexican electoral politics or Mexican public finances. Nonetheless, the Government does not believe that narcotics trafficking and drug-related violence have had a material effect on the Mexican economy or on foreign investment flows to Mexico.

In 2013, INEGI published the Encuesta Nacional de Victimización y Percepción sobre Seguridad Pública 2013 (National Poll on Victimization and Perception of Public Security 2013). According to this poll, excluding federal crimes such as narcotics trafficking and organized crime, local crimes and related security measures cost Mexican households approximately Ps. 215.2 billion in 2012, or 1.34% of GDP, as compared to Ps. 212 billion in 2011, or 1.38% of GDP.

During 2013, the Government appropriated Ps. 41.2 billion for expenditures related to internal security, a decrease of 1.8% in real terms as compared to Ps. 42.0 billion in 2012.

THE ECONOMY

National Development Plan

The Plan Nacional de Desarrollo 2013-2018 (National Development Plan), published in the Diario Oficial de la Federación (Official Gazette of the Federation) on May 20, 2013, establishes the basic goals and objectives of President Peña Nieto during his six-year term. These objectives are:

1.	to achieve peace in Mexico, thereby promoting a firm base for democracy, governance and security;

2.	to make Mexico more inclusive for its citizens and better protect their social rights;

3.	to improve the quality of, and increase access to, Mexico’s education system;

4.	to promote prosperity by stimulating sustainable economic growth, with a particular emphasis on improving equality of opportunities; and

5.	to emphasize Mexico’s role as a responsible global actor, by: (i) focusing on its external policy goals; (ii) promoting free international trade; and (iii) being a positive and proactive force in the international community.

In addition, the National Development Plan proposes the following three general strategies that will be incorporated in all Government policies:

Strategy	Rationale

Democratization of productivity	This strategy: (1) facilitates the growth and competitiveness of the Mexican economy; (2) carries out public policies that eliminate obstacles limiting the productivity of Mexican citizens and corporations; and (3) encourages participants in the Mexican economy to efficiently utilize resources.

Create an effective and modern Government	This strategy: (1) guarantees access to information and the protection of personal data; (2) expands the use and development of information and communication technologies in order to improve the effectiveness of Governmental actions; and (3) consolidates a Government that is productive and effective at attaining its objectives through the appropriate allocation of resources, promotion based on individual merit, promulgation of best practices and implementation of automated administrative systems.

Promote gender equality	This strategy incorporates the principle of gender equality in all Government policies and actions.

The Role of the Government in the Economy; Privatization

Overview

Over the past two decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures have included: (1) Constitutional amendments and related legislation that have allowed the Government to privatize railways and satellite communications; (2) legislation permitting Mexican private-sector companies to take part in the storage, distribution and transportation of natural gas; (3) the privatization of airports, seaports and highways; and (4) legislation relating to civil aviation that allows private companies to secure 30-year concesiónes (concessions) to operate commercial air transportation services within Mexico.

Since 1983, the Government has prioritized the sale of its stakes in all non-strategic private sector commercial enterprises. In 1982, the Government owned or controlled 1,155 enterprises. At August 15, 2013, the number of Government-owned or controlled entities stood at 198, of which nine were in the process of being privatized. Of the 189 entities not in the process of being privatized:

•	68 were empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government);

•	102 were organismos decentralizados (decentralized instrumentalities); and

•	19 were fideicomisos públicos (public trusts).

Privatization Financing Programs

In January 1995, the Government announced a comprehensive privatization program intended to give new impetus to the Government’s privatization efforts, which the Government views as a key element of Mexico’s structural economic reforms. Under the privatization program, the Government has achieved more effective regulatory reforms and improved coordination among the relevant agencies as compared to previous privatizations. In addition, Congress has enacted a series of laws that increase the scope for private and foreign participation in key sectors of the Mexican economy.

On February 6, 2008, the Fondo de Inversión en Infraestructura (Infrastructure Investment Fund, or FINFRA) merged with the Fideicomiso de Apoyo para el Rescate de Autopistas Concesionadas (the Trust for the Rescue of Concessioned Highways, or FARAC) to create the Fondo Nacional de Infraestructura (the National Infrastructure Fund, or FONADIN). FONADIN serves as a financial platform for developing infrastructure projects with the participation of the public, private and social sectors. These infrastructure projects are mostly directed at the following sectors: (1) roads; (2) seaports; (3) airports; (4) railways; (5) urban mass transit; (6) tourism; (7) water; and (8) the environment. FONADIN’s main goals are to:

•	support the Programa Nacional de Infraestructura (National Infrastructure Program);

•	maximize and facilitate the movement of private capital;

•	take risks that the market is not otherwise willing to take;

•	serve as a financial platform to promote the participation of public, private and social infrastructure development;

•	develop financially viable projects that have both high social benefits and modest economic profitability; and

•	achieve competitive long-term financing.

In order to maximize its effectiveness, FONADIN offers and utilizes a variety of financial products that can be divided into two main categories: (i) grants and (ii) investments, such as venture capital, subordinated debt, guarantees and credit. From May 2008 to October 2013, FONADIN committed more than Ps. 115 billion of its resources to 99 infrastructure projects. This financing is expected to stimulate an additional Ps. 269 billion of investments, including private sector investments. In addition, FONADIN has to date authorized Ps. 7.3 billion of grants for 81 feasibility studies for the development of future projects. At October 15, 2013, FONADIN had Ps. 31.4 billion in available assets.

With respect to private equity financing, FONADIN authorized approximately Ps. 5.2 billion to eight private equity funds from September 2009 to October 2013. These funds, together with debt financing, are expected to finance more than Ps. 25 billion in future infrastructure investments in different sectors. For 2013, FONADIN has a total budget of Ps. 10 billion for investments in private equity funds, Ps. 5.2 billion of which had been allocated as of October 2013. The remaining Ps. 4.8 billion is available for disbursement to fund managers who meet FONADIN’s criteria for approval.

Telecommunications

i.	Regulatory Framework

In June 1995, Congress enacted legislation to liberalize the telecommunications industry in Mexico. This legislation took effect following the expiration of the exclusive concession granted to Teléfonos de México, S.A. de C.V. (Telmex) in August 1996 regarding the provision of domestic and international telephone services in Mexico.

Pursuant to this legislation, the Government granted three different types of concessions. First, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation) granted 30-year concessions (which may be extended for an additional 30 years) for the establishment and operation of public fixed-line telecommunications networks; the Government did not charge any licensing fees in granting these concessions. Second, the Government auctioned off 20-year concessions (which may be extended for an additional 20 years) allowing its holder to use portions of the radio spectrum to operate cellular telephone networks. Finally, the Government auctioned off 20-year concessions (which also may be extended for an additional 20 years) allowing its holder to operate satellite telecommunications systems. These concessions may only be granted to Mexican individuals and companies. However, foreigners generally may own up to 49% of the capital stock of these concession-holding companies. In the case of concessions to operate cellular telephone systems, foreigners may increase their ownership beyond 49% with the approval of the Comisión Nacional de Inversiones Extranjeras (National Foreign Investment Commission). These concession-holders are free to establish the rates for the services they provide.

From June 1995 through April 16, 2013, the Government granted the following concessions:

•	52 concessions for the operation of cellular mobile telephone services;

•	44 concessions for the operation of long-distance telephone services;

•	32 concessions for the operation of fixed or mobile wireless networks; and

•	23 concessions for the operation of local fixed-line telecommunications networks.

Similarly, on August 9, 1996, the Ministry of Communications and Transportation announced the creation of the Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission, or COFETEL). This commission was responsible for the regulation and supervision of telecommunications services in Mexico. However, on June 12, 2013, a Constitutional reform of the telecommunications and broadcast industries became effective. This reform was intended to: (1) provide Mexicans with access to better and cheaper telecommunications services; and (2) increase competition and investment in these industries. The main aspects of this reform are as follows:

•

the designation of the Instituto Federal de Telecomunicaciones (Federal Telecommunications Institute), which was created under this reform and substituted COFETEL as the telecommunications regulator, and the Comision Federal de Competencia Economica (Federal Economic Competition Commission, or the Antitrust Commission) as Constitutionally autonomous regulators;

•	the increase in permitted foreign ownership of broadcasting, telecommunications and satellite communications companies;

•	the creation of two national television networks;

•	the development and operation of a nationwide telecommunications network; and

•

the removal of barriers to effective enforcement in these industries, by, among other things, establishing specialized courts staffed with judges who have the requisite experience in competition law and in the telecommunications and broadcast industries to adjudicate disputes.

The Federal Telecommunications Institute and the Antitrust Commission are focused on the development of broadcasting and telecommunications, as established in the Constitution, in an efficient manner. The Federal Telecommunications Institute has decision-making authority with respect to economic competition and the ability to act within the broadcasting and telecommunications sectors. Notwithstanding, both bodies are authorized to issue regulations to effectively remove any barriers to free competition. The Antitrust Commission, in particular, is tasked with: (1) ensuring free economic competition; and (2) preventing, investigating and regulating monopolies, monopolistic practices, market concentrations and any other free market limitations. The governing bodies of both the Federal Telecommunications Institute and the Antitrust Commission are comprised of seven commissioners. This includes the Commissioner Chairman, who is appointed on a staggered basis as proposed by the executive branch and as ratified by the Senate.

Up to 100% foreign investment is allowed within the telecommunications and satellite communication sector. Foreign direct investment in broadcasting, on the other hand, is capped at 49%, subject to any reciprocity agreement between Mexico and the investor’s/operator’s country of origin.

Secondary legislation implementing this Constitutional reform is pending approval.

ii.	Notable Restructurings

On October 24, 1997, Telefónica Autrey S.A. de C.V. and Loral Space & Communications Ltd. successfully bid to acquire 75% of the shares of Satélites Mexicanos (the Mexican national satellite company, or SATMEX), with the Government retaining the remaining 25% of the shares. In May 2005, certain creditors of the SATMEX filed an involuntary bankruptcy proceeding against the company in the U.S. under Chapter 11 of the United States Bankruptcy Code (Chapter 11). In June 2005, the company filed a voluntary Concurso Mercantil (Reorganization) proceeding in Mexico. The company and its creditors reached an agreement in July 2005, and in June 2006 the company announced that the required percentage of its creditors had approved an agreement regarding the company’s debt restructuring plan. The restructuring plan was approved in July 2006 in the Reorganization proceeding in Mexico. A Chapter 11 plan of reorganization implementing the restructuring was approved by the U.S. Bankruptcy Court in October 2006. Subsequent to SATMEX’s emergence from Chapter 11 in 2006, the Government retained approximately 4% of the equity shares of the company and, if the company were sold, the Government would have economic interests in an additional 16% of the shares. On April 6, 2011 SATMEX and its subsidiaries filed voluntary petitions for a prepackaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. The plan was confirmed by the U.S. Bankruptcy Court in the District of Delaware on May 11, 2011 and became effective on May 26, 2011. Under the company’s new capital structure, the Government does not own any shares of the company’s common stock.

Natural Gas Industry

In 1995, Congress enacted the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law) and the Reglamento de Gas Natural (Natural Gas Regulation Law). These laws provide that the Government may grant permits allowing Mexican private sector companies (which may also be owned by non-Mexican companies or individuals) to store, distribute and transport natural gas. In doing so, Mexican private sector companies may also construct, own and operate natural gas pipelines, installations and equipment.

From January 1995 through October 2013, the Government granted the following permits:

•	179 permits for the transport of natural gas;

•	24 permits for the distribution of natural gas; and

•	four permits for the storage of natural gas.

Railways

In 1995, Congress enacted the Ley Reglamentaria del Servicio Ferroviario (Law Regulating Railway Services), pursuant to which up to 50-year concessions may be granted (which may be extended for up to an additional 50 years) through a public bid process, to own and operate sections of Mexico’s railway system. Although only Mexican individuals or companies may hold these concessions, foreigners are permitted to own up to 49% of the capital stock of these companies. Foreigners may also increase their ownership of these companies beyond this 49% limit with the approval of the National Foreign Investment Commission.

Pursuant to the Law Regulating Railway Services, the Government also divided the railway system into three regional lines, one terminal in the Valle de México (Valley of Mexico) and several short lines. By the end of 1999, the three regional lines were sold and 75% of the capital stock of the terminal in the Valley of Mexico was sold to the new owners of these three regional lines. The Government retained a 25% ownership interest in the Valley of Mexico terminal. Through this process, the Government has granted concessions to private sector participants that currently cover approximately 98% of the country’s railway freight services (in terms of the volume of transportation services) and 81% of the total railway network.

As at December 31, 2012, the Government has granted a total of 10 concessions to own and operate sections of Mexico’s railway system.

Private and public investment in railway infrastructure is estimated to reach Ps. 4.5 billion in 2013, 55.3% of which consists of private investment and 44.7% of which consists of public investment. At June 30, 2013, approximately Ps. 3.0 billion of these funds had already been invested.

Aviation

i.	Regulatory Framework

The Ley de Aviación Civil (Civil Aviation Law) provides that the Government may award 30-year concessions (which may be extended for up to an additional 30 years) to operate regularly scheduled commercial air transportation services within Mexico. These concessions may only be granted to Mexican companies, but foreigners may own up to 25% of the capital stock of these companies.

In addition, the Ley de Aeropuertos (Airports Law) allows foreigners to own up to 49% of Mexico’s airports, although higher participation percentages may be obtained with the approval of the National Foreign Investment Commission. A concession granted by the Ministry of Communications and Transportation is required in order to operate, maintain and develop an airport. Beginning in 1998 and by virtue of these concessions, the Government began to privatize the operation of most of the commercial airports in the country.

There are 43 airports in Mexico, each operated, maintained and developed by different entities as described below:

•	one private sector company holds concessions for 13 airports in Mexico’s Central and Northern region;

•	another private sector company holds concessions for 12 airports in the Pacific region;

•	a third private sector company holds concessions for nine airports in the Southeast region of Mexico;

•	Grupo Aeroportuario de la Ciudad de México, S.A. de C.V., a Government-owned corporation, operates the Aeropuerto Internacional de la Ciudad de México (Mexico City International Airport); and

•	the eight remaining airports are operated by smaller private sector companies.

ii.	Notable Restructurings

In June 1996, the Government formed Cintra, S.A. de C.V. as a holding company for the shares of several airlines. In 2002, the company underwent a restructuring that resulted in the creation of two subsidiaries, Grupo Aeroméxico, S.A. de C.V. and Grupo Mexicana de Aviación, S.A. de C.V. In December 2005, Cintra, S.A. de C.V. sold its interests in Grupo Mexicana de Aviación, S.A. de C.V. to Grupo Posadas, S.A.B. de C.V. for approximately U.S. $165 million plus debt and other liabilities. As a result of the sale, Grupo Aeroméxico, S.A. de C.V. became the principal asset of Cintra, S.A. de C.V., and Cintra, S.A. de C.V. changed its name to Consorcio Aeroméxico, S.A.B. de C.V.

In October 2007, the Government and the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) sold their interests in Consorcio Aeroméxico, S.A.B. de C.V. to a group of investors organized as a trust constituted at Banco Nacional de México, S.A., for approximately Ps. 2.7 billion. As a result of this acquisition, Grupo Aeroméxico, S.A. de C.V. ceased to be a subsidiary of Consorcio Aeroméxico, S.A.B. de C.V. In October 2011, Grupo Aeroméxico, S.A. de C.V. became Grupo Aeroméxico, S.A.B. de C.V. as a result of an initial public offering of 125.5 million shares.

In August 2010, Compañía Mexicana de Aviación, S.A. de C.V. (formerly a subsidiary of Grupo Mexicana, S.A. de C.V.) filed for bankruptcy and ceased its operations, which resulted in a reduction in the number of international flights to and from Mexico.

Electricity

i.	Regulatory Framework

The Government continues to promote private sector participation in electricity production. A 1992 law began to allow private companies to generate electricity for either their own use or for sale to the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE). In mid-1996, the first large co-generation project (the generation of electricity using thermal energy and other similar fuels) was commissioned in the state of Tamaulipas, increasing the potential for similar projects. With an estimated cost of over U.S. $650 million, a consortium of domestic and foreign investors built the Samalayuca II power plant in the state of Chihuahua, which is leased to CFE. The Government believes that increased private investment in the generation, distribution and transmission of electrical energy is necessary in order to increase Mexico’s electrical capacity and to ensure that Mexico will have a sufficient and reliable supply of adequately priced electricity in the long term.

In November 2008, Mexico passed the Ley para el Aprovechamiento de Energias Renovables y el Financiamiento de la Transición Energética (Renewable Energy Development and Financing for Energy Transition Law) in order to both regulate and promote the development and use of clean and renewable energy technologies in Mexico. The law also established the Estrategia Nacional para la Transición Energética y el Aprovechamiento Sustentable de la Energía (National Strategy for Energy Transition and the Development of Sustainable Energy). As a result of efforts in this area, at June 30, 2013, electricity generation capacity by fossil fuels represented 72.8% of the country’s total electricity generation capacity, as compared to 73.6% at December 31, 2006. Mexico plans to generate at least 35% of its electricity from non-fossil fuels by 2024.

ii.	Notable Restructurings

On October 11, 2009, President Calderón issued a decree, which was published in the Official Gazette of the Federation, ordering the dissolution and liquidation of Luz y Fuerza del Centro. Previously, Luz y Fuerza del Centro was the decentralized entity responsible for providing electricity to Mexico City and certain regions in the states of Hidalgo, Morelos and Puebla. CFE is now responsible for providing electricity in those areas previously serviced by Luz y Fuerza del Centro.

Insurance

On May 24, 2002, the Government completed its privatization of Aseguradora Hidalgo, S.A. (AHISA), an insurance company formerly owned by the Government and Petróleos Mexicanos. The Comisión Intersecretarial de Desincorporación (Inter-secretarial Privatization Commission) approved the sale of AHISA shares owned by the Government and by Petróleos Mexicanos to MetLife Inc. for Ps. 9.2 billion.

At June 30, 2013, there were 103 privately owned insurance companies licensed by the Comisión Nacional de Seguros y Fianzas (Insurance and Surety National Commission).

Banking

i.	Regulatory Framework

The Mexican banking system was nationalized in 1982. Thereafter, the Government was solely responsible for providing banking and credit services until the enactment of the Ley de Instituciones de Credito (Law of Credit Institutions, or the Banking Law) in 1990. Following the enactment of this law, the Government began to privatize the banking industry. For further information regarding the privatization of the banking industry, see “Financial System—Banking System.”

ii.	Notable Restructurings.

Grupo Financiero BBVA Bancomer, S.A. de C.V. (BBVA Bancomer) is one of Mexico’s largest financial institutions. It was nationalized in 1982 when President José López Portillo nationalized the country’s banking system in the same year. However, in 1991, BBVA Bancomer was once again privatized following the sale of the bank’s major stocks to a group of investors. Notwithstanding this privatization, the Government retained a minority interest in BBVA Bancomer. IPAB was also able to acquire certain shares in BBVA Bancomer in connection with BBVA Bancomer’s purchase of Banca Promex, S.A. in 2000.

On June 19, 2002, the Government and IPAB jointly carried out a sale of nearly all of their shares in BBVA Bancomer in the domestic and international markets. The Government and IPAB also sold additional shares pursuant to an over-allotment option on July 3, 2002. As a result of these sales, the Government obtained approximately Ps. 7.1 billion for shares sold internationally and in Mexico and approximately U.S. $11 million for shares sold in the U.S. in the form of American Depositary Shares (ADSs). Similarly, IPAB obtained approximately Ps. $1.1 billion for shares sold internationally and in Mexico and U.S. $2 million for the ADSs sold in the U.S.

From November 2002 through January 2003, the Government and IPAB sold their remaining shares of BBVA Bancomer for total net proceeds of Ps. 444 million for the Government and Ps. 68 million for IPAB.

Legal and Political Reforms

Criminal Justice

On June 2008, the Constitution was amended to reform the criminal justice system. The reforms, which will be implemented over a period of eight years, include the following:

•

Mexico will transition to an accusatory system of criminal justice, in which defendants are presumed innocent until proven guilty. Closed-door proceedings, conducted almost exclusively through written briefs, will be replaced with oral trials open to the public. A specific judge will be named to each criminal proceeding and will follow that proceeding through the sentencing phase. The specified judge will be required to be present at every hearing.

•

In order to fight organized crime more effectively, local and state police departments will be granted powers of investigation, which were previously reserved to Government authorities. In addition, suspects of organized crimes may be held up to 80 days without being charged, and property used for organized criminal activities is subject to seizure by the government. Witness protection programs will be implemented to protect those who testify in trials of organized crime suspects and defendants who cooperate with prosecutors will be eligible for sentencing reductions and other benefits.

•

The victims of criminal activity will be more directly involved in their proceedings and will also benefit from increased protection of their personal data, as well as access to legal, medical and psychological assistance if necessary.

•

The establishment of the Sistema Nacional de Seguridad Pública (National Public Safety System) to ensure consistency across the federal, state and municipal levels of government, as well as in the rules for hiring, training, evaluating and certifying the country’s police officers.

•	The public defender system will be improved in order to ensure that all defendants are granted access to a suitable defense.

Amparo

On June 6, 2011 the Constitution was amended to reform the Constitutional right to appeal Mexican federal court actions (amparo) in order to improve the efficacy of amparo in protecting the human rights established in the Constitution. The principal reforms include the following:

•

The scope of amparo was expanded to provide a right to appeal not only violations of human rights contemplated by the Constitution, but also those listed in international treaties to which Mexico is a signatory.

•	The action of collective amparo was introduced whereby claims can be brought not only by individuals but also by groups of people.

•	Amparo rights were extended to persons not only with “judicial interests” but also with “legitimate interests” in a proceeding.

•

In addition to issuing judgments on the merits of an amparo proceeding, the Supreme Court was empowered to declare a law unconstitutional and have its application terminated if voted on by eight of the 11 members of the Court.

•	Parties who obtain favorable legal dispositions can now join amparo proceedings initiated by their counterparties in order to protect the original judgment granted.

•

The executive and legislature branches are empowered to request that the Federal Judiciary resolve amparos, constitutional controversies and judgments of unconstitutionality expeditiously when the urgency of such resolution is justified on social interest or public policy grounds.

•	Statutes of limitations for amparos were eliminated.

•	Sanctions were established for authorities that do not adhere to amparo judgments.

A new Amparo Law became effective on April 3, 2013, replacing the prior statute. This Amparo Law was designed to provide Constitutional relief to individuals and corporations against various types of governmental actions, including administrative and judicial actions. This new law enables individuals to file legal challenges against such actions and provides injunctive relief in certain instances. The new Amparo Law also: (1) broadens the scope of those persons that may seek protection under the law; (2) grants general effects to rulings issued under amparo claims in certain circumstances; and (3) restricts injunctive relief where the social harm outweighs the benefit to the plaintiff. Finally, the enactment of the new law also seeks to reinforce the court system by attempting to limit judicial contradictions.

Labor

On December 1, 2012, amendments to the Ley Federal del Trabajo (Federal Labor Law) took effect, seeking to: (1) facilitate Mexican economic growth; (2) promote job creation; and (3) provide employers with greater certainty with respect to the development and implementation of employment practices. Among other things, these labor reforms had the effect of:

•	enhancing dignity in the workplace by including rules against workplace discrimination and adding bullying and sexual harassment to the list of justifiable grounds for the termination of an employee;

•	introducing temporary employment contracts and seasonal employment, which includes short-term employment to satisfy the need for additional workforce during industry peak seasons;

•	regulating outsourcing practices, including by establishing conditions that any outsourcing activities must satisfy, and requiring all outsourcing contracts be made in writing;

•	recognizing the hourly wage system, provided that maximum number of hours per day is not exceeded and that total income is not less than the minimum for one work day;

•	establishing mandatory training for employers and employees, with the express objectives of increasing productivity and maximizing human, material and financial resources;

•

allowing employers to utilize trial and initial training periods, during which employers will have the opportunity to assess whether candidates possess the requisite knowledge or skills to satisfactorily perform their duties; and

•

promoting union transparency and democracy through the introduction of standards relating to the election of union leaders, the administration of union assets and the requirement that union officials abide by principles of impartiality, equity and accountability.

Governmental Accounting

Amendments to the Ley General de Contabilidad Gubernamental (General Law on Governmental Accounting) became effective on January 1, 2013. These amendments are designed to improve transparency in government spending by, among other things, including a requirement that state, local and municipal governments publish periodic information regarding any received federal funds. In addition, the law provides for the creation and maintenance of web sites that grant public access to financial information for all levels of government, including the Government.

Public Administration

On January 3, 2013, amendments to the Ley Orgánica de la Administración Pública Federal (Organic Law of the Federal Public Administration) became effective. These amendments included, among others, the following reforms:

•

the Secretaría de Gobernación (Ministry of the Interior) was granted the authority to coordinate the efforts of the other ministries in order to accomplish the President’s directives and policies, and to convene cabinet meetings, subject to approval by the President;

•

the Secretaría de Seguridad Pública (Ministry of Public Security) was dissolved, and the authority to coordinate and supervise programs pertaining to public security, the federal police, the federal penitentiary system, victims assistance, crime prevention and criminal data and intelligence was transferred to the Ministry of the Interior;

•

the name of the Secretaría de la Reforma Agraria (Ministry of Agrarian Reform) was changed to Secretaría de Desarrollo Agrario, Territorial y Urbano (Ministry of Agrarian, Territorial and Urban Development);

•

the Secretaría de la Función Publica (General Comptroller’s Office of the Government, or the SFP) was dissolved, and the following responsibilities were conferred to the Ministry of Finance and Public Credit: (1) internal accountability; (2) internal management control systems; (3) public service development; (4) public leases; (5) acquisitions and projects; (6) human resources and salary policies; and (7) federal real-estate policies with respect to the administration of federal property; and

•

the Secretaría de Desarrollo Social (Ministry of Social Development) was granted authority to coordinate and supervise programs and policies to: (1) prevent and reduce poverty; (2) to promote children’s rights, elderly rights, family unity; and (3) develop stronger social infrastructures.

The dissolution of the SFP and the transfer of its authority to the Ministry of Finance and Public Credit are subject to the approval of a bill that will amend the Constitution and create an independent entity to carry out anticorruption activities previously conducted by the SFP. Congress will be expected to revise the internal accountability and management control systems so that they are consistent with the level of authority and responsibility conferred upon the new entity. Prior to the approval of this bill, the SFP will continue to act under its existing mandate.

Education

A Constitutional reform relating to education went into effect on February 27, 2013. This reform is intended to improve the public educational system of Mexico by introducing competency exams and annual objectives, while also establishing merit-based standards for the hiring and promotion of teachers. In addition, this law provides federal funding for extended learning hours and the improvement of school-related infrastructure.

The amendment to the Ley General de Educación (General Education Law) went into effect on September 12, 2013. This amendment mandates the state to provide quality educational services to ensure that everyone can attend both primary and secondary schools. It also includes provisions that allocate greater managerial powers to schools, allowing them to make fundamental decisions that will increase their performance.

In addition, the Ley del Instituto Nacional para la Evaluación de la Educación (National Institute for the Evaluation of Education Law) went into effect on September 12, 2013. This law establishes the National Institute as an autonomous public entity with respect to technical, management and budgetary-related determinations. The National Institute is responsible for, among other things, coordinating the Sistema Nacional de Evaluación Educativa (National System of Educational Evaluation). It is also responsible for assessing the quality, performance and results of the Sistema Educativo Nacional (National Education System) for primary and secondary institutions, both public and private in nature.

Finally, the Ley del Servicio Profesional Docente (Teacher Professional Service Law) also went into effect on September 12, 2013. This law regulates the Servicio Profesional Docente (Teaching Professional Service), which establishes the criteria, terms and conditions for the hiring, training and evaluation of teachers, thereby facilitating merit-based promotions for teachers.

Insurance and Finance Institutions

A new Ley de Instituciones de Seguros y Fianzas (Insurance and Finance Institutions Act) was published in the Official Gazette of the Federation on April 4, 2013. Unlike prior legislation which regulated insurance and bonding companies separately, the Insurance and Finance Institutions Act instead jointly governs the incorporation and operation of insurance and bonding companies. In addition, this law is expected to: (1) further bring Mexican insurance legislation in line with international standards; (2) implement certain new capital requirements; and (3) provide for new insurance products.

Gross Domestic Product

The following tables set forth Mexico’s real GDP and expenditures, in constant 2008 pesos and in percentage terms, for the periods indicated. Note that these figures were formerly calculated in constant 2003 pesos and have since been updated to constant 2008 pesos, thereby also modifying prior year figures.

Real GDP and Expenditures

	2008		2009		2010(1)		2011(1)		2012(1)		First six months of 2013(1)
	(in billions of constant pesos)(2)
GDP	Ps.	12,256.9	Ps.	11,680.7	Ps.	12,272.6	Ps.	12,761.3	Ps.	13,244.2	Ps.	13,162.3
Add: Imports of goods and services		3,698.3		3,047.8		3,671.2		3,965.1		4,201.1		4,120.3

Total supply of goods and services		15,955.1		14,728.6		15,943.7		16,726.4		17,445.3		17,282.6
Less: Exports of goods and services		3,419.4		3,016.6		3,635.3		3,934.2		4,099.3		4,110.6

Total goods and services available for domestic expenditure	Ps.	12,535.7	Ps.	11,712.0	Ps.	12,308.4	Ps.	12,792.2	Ps.	13,346.1	Ps.	13,172.1
Allocation of total goods and services:
Private consumption		8,198.8		7,669.3		8,101.9		8,489.8		8,877.0		8,857.1
Public consumption		1,333.8		1,363.8		1,389.3		1,424.0		1,458.7		1,458.1

Total consumption		9,532.6		9,033.1		9,491.1		9,913.8		10,335.7		10,315.2
Total gross fixed investment		2,830.4		2,568.1		2,600.8		2,804.8		2,958.0		2,814.1
Changes in inventory		164.7		27.8		112.4		54.3		33.5		8.4

Total domestic expenditures	Ps.	12,527.8	Ps.	11,629.0	Ps.	12,204.4	Ps.	12,773.0	Ps.	13,327.1	Ps.	13,137.7

Errors and Omissions		(7.9)		(83.0)		(104.0)		(19.2)		(19.0)		(34.4)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. GDP figures for the first six months of 2013 have been annualized.
(2)	Constant pesos with purchasing power at December 31, 2008.

Source: INEGI.

Real GDP and Expenditures

	2008	2009	2010(1)	2011(1)	2012(1)	First six months of 2013(1)
	(as a percentage of total GDP)(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	30.2	26.1	29.9	31.1	31.7	31.3

Total supply of goods and services	130.2	126.1	129.9	131.1	131.7	131.3
Less: Exports of goods and services	27.9	25.8	29.6	30.8	31.0	31.2

Total goods and services available for domestic expenditures	102.3%	100.3%	100.3%	100.2%	100.8%	100.1%
Allocation of total goods and services:
Private consumption	66.9%	65.7%	66.0%	66.5%	67.0%	67.3%
Public consumption	10.9	11.7	11.3	11.2	11.0	11.1

Total consumption	77.8	77.3	77.3	77.7	78.0	78.4
Total gross fixed investment	23.1	22.0	21.2	22.0	22.3	21.4
Changes in inventory	1.3	0.2	0.9	0.4	0.3	0.1

Total domestic expenditures	102.2%	99.6%	99.4%	100.1%	100.6%	99.8%

Annual percentage increase (decrease) in GDP in constant 2008 prices(2)	1.4%	(4.7)%	5.1%	4.0%	3.8%	1.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. GDP figures for the first six months of 2013 have been annualized.
(2)	Constant pesos with purchasing power at December 31, 2008.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated. Note that these figures were formerly calculated in constant 2003 pesos and have since been updated to constant 2008 pesos, thereby also modifying prior year figures.

Real GDP by Sector

	2008		2009		2010(1)		2011(1)		2012(1)		First six months of 2013(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	393.0	Ps.	383.2	Ps.	385.3	Ps.	376.3	Ps.	401.2	Ps.	397.8
Secondary Activities:
Mining		1,054.7		1,012.1		1,021.7		1,017.3		1,034.5		1,005.3
Utilities		252.6		255.8		267.8		280.2		286.1		272.7
Construction		1,030.7		968.2		967.3		1,006.0		1,025.2		950.8
Manufacturing		2,027.3		1,857.9		2,013.3		2,100.8		2,181.9		2,175.6
Tertiary activities:
Wholesale and retail trade		1,785.9		1,563.5		1,750.7		1,918.6		2,005.1		2,017.9
Transportation and warehousing		700.6		650.0		701.3		729.6		762.0		762.4
Information		324.5		352.0		357.6		381.5		435.2		448.0
Finance and insurance		390.6		403.9		488.1		523.0		563.0		573.6
Real estate, rental and leasing		1,448.4		1,464.0		1,508.9		1,552.1		1,589.8		1,607.6
Professional, scientific and technical services		288.9		274.5		271.2		285.0		296.0		288.5
Management of companies and enterprises		74.4		68.2		71.1		73.9		76.7		71.9
Administrative and support and waste management and remediation services		398.8		370.8		374.1		396.3		408.7		416.6
Education services		472.2		473.0		473.5		480.9		487.7		483.5
Health care and social assistance		250.1		255.2		255.9		261.7		267.3		270.3
Arts, entertainment and recreation		57.4		55.0		57.5		57.0		60.3		57.1
Accommodation and food services		277.8		251.1		255.4		259.1		269.9		269.3
Other services (except public administration)		255.6		254.1		257.5		262.0		272.7		274.2
Public administration		458.1		467.4		477.9		471.1		479.6		480.2

Gross value added at basic values		11,941.2		11,379.9		11,956.1		12,432.6		12,903.1		12,823.3
Taxes on products, net of subsidies		315.7		300.8		316.5		328.7		341.1		339.0

GDP	Ps.	12,256.9	Ps.	11,680.7	Ps.	12,272.6	Ps.	12,761.3	Ps.	13,244.2	Ps.	13,162.3

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. GDP figures for the first six months of 2013 have been annualized.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Real GDP Growth by Sector

(% change against prior years)(1)

	2008	2009	2010(2)	2011(2)	2012(2)	First six months of 2013(2)(3)
GDP (constant 2008 prices)	1.4%	(4.7)%	5.1%	4.0%	3.8%	1.0%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	1.3	(2.5)	0.5	(2.3)	6.6	0.4
Secondary Activities:
Mining	(3.7)	(4.0)	0.9	(0.4)	1.7	(1.8)
Utilities	1.3	1.3	4.7	4.6	2.1	(0.3)
Construction	3.8	(6.1)	(0.1)	4.0	1.9	(3.5)
Manufacturing	(1.0)	(8.4)	8.4	4.3	3.9	0.1
Tertiary activities:
Wholesale and retail trade	0.2	(12.5)	12.0	9.6	4.5	2.3
Transportation and warehousing	(0.1)	(7.2)	7.9	4.0	4.4	1.0
Information	6.0	8.5	1.6	6.7	14.1	7.2
Finance and insurance	21.9	3.4	20.8	7.1	7.7	4.9
Real estate, rental and leasing	3.3	1.1	3.1	2.9	2.4	2.0
Professional, scientific and technical services	3.1	(5.0)	(1.2)	5.1	3.9	1.4
Management of companies and enterprises	7.5	(8.2)	4.2	3.9	3.8	(5.3)
Administrative support, waste management and remediation services	2.2	(7.0)	0.9	5.9	3.1	4.8
Education services	1.1	0.2	0.1	1.6	1.4	0.6
Health care and social assistance	1.3	2.0	0.3	2.3	2.1	3.0
Arts, entertainment and recreation	0.3	(4.1)	4.4	(0.7)	5.7	0.6
Accommodation and food services	0.1	(9.6)	1.7	1.5	4.2	2.0
Other services (except public administration)	1.3	(0.6)	1.3	1.8	4.1	2.5
Public administration	2.0	2.0	2.3	(1.4)	1.8	(0.9)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. GDP figures for the first six months of 2013 have been annualized.
(3)	First six months of 2013 results as compared to the same period of 2012.

Source: INEGI.

Mexico’s GDP decreased by 4.7% in real terms during 2009, as compared to 2008. This contraction in GDP was caused by a decrease in external demand resulting from the global economic recession, which, in turn, led to a significant reduction in Mexican exports, mainly in the automobile and electronics sectors. In addition, during the second quarter of 2009, the A/H1N1 influenza outbreak temporarily affected economic activity in several sectors, especially those related to tourism and leisure. Global economic activity began to recover beginning in the second half of 2009, after the deep contraction observed in the previous six months. This growth was driven by fiscal and monetary stimulus programs implemented in many advanced economies and in some emerging market countries, as well as the several measures taken to stabilize the international financial system. The Government similarly undertook a number of measures to mitigate the effects of the global financial crisis in Mexico beginning in 2008.

According to preliminary figures, Mexico’s GDP increased by 5.1% in real terms during 2010, as compared to 2009, as a result of the positive impact of increased external demand on the manufacturing and services sectors.

According to preliminary figures, Mexico’s GDP increased by 4.0% in real terms during 2011, as compared to 2010. Global economic activity began to recover at the beginning of the second half of 2009 and continued in 2010, after the deep contraction in the first half of 2009. However, this recovery lost momentum during 2011 due to: (1) natural disasters in Asia; (2) increases in cost of primary products in the first half of 2011; and (3) the sovereign debt crisis in the Eurozone. Less favorable global economic conditions than expected in the first half of 2011, in particular decreased external demand in the U.S., hindered the growth of the Mexican economy.

According to preliminary figures, Mexico’s GDP increased by 3.8% in real terms during 2012, as compared to 2011. In the first half of the year, Mexico’s economic activity growth was not particularly affected by the global economic downturn and volatility in international financial markets. In the second half of the year, however, these conditions caused a reduction in Mexico’s economic growth rate. This reduction in Mexico’s growth rate was initially caused by a slow growth in manufacturing exports and then later by a slow growth in domestic demand.

According to preliminary figures, GDP increased by 1.0% in real terms during the first six months of 2013, as compared with the same period of 2012. Mexico’s economy continued expanding during the first half of 2013, but at a slower pace. This slower pace was mainly due to the slowdown of the U.S. economy. Nonetheless, Mexico’s continued economic growth was mostly due to the expansion of internal demand.

Prices and Wages

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated.

Changes in Price Indices

	National Producer Price Index(1)(2)(3)	National Consumer Price Index(1)	Increase in Minimum Wage

2008	7.8%	6.5%	4.0%
2009	3.3	3.6	4.6
2010	3.7	4.4	4.9
2011	5.7	3.8	4.1
2012	1.5	3.6	4.6
2013	—	—	3.9
January	0.1	0.4	—
February	0.5	0.5	—
March	0.2	0.7	—
April	(0.3)	0.1	—
May	(0.2)	(0.3)	—
June	0.4	(0.1)	—
July	(0.2)	0.0	—
August	0.0	0.3	—
September	0.5	0.4	—

(1)	For annual figures, changes in price indices are calculated each December. For monthly figures, changes in price indices are measured from the end of the previous month.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a new methodology implemented in June 2012.
(3)	Preliminary figures for 2012-2013.

Sources: INEGI; Ministry of Labor.

Inflation

The Government is committed to reversing the decline in real wages experienced in the 1990s using the following mechanisms: (1) the control of inflation; (2) a controlled gradual upward adjustment of wages; and (3) a reduction in income taxes for the lower income brackets. The fiscal and monetary policies implemented by the Government following the 1995 peso devaluation and the subsequent crisis succeeded in lowering inflation (as measured by the increase in the national consumer price index, or NCPI) from 52.0% in 1995 to 15.7% in 1997.

During 2010, consumer inflation was 4.4%, 1.1 percentage points higher than the budget estimate for that year and 0.8 percentage points higher than the inflation level during 2009. Inflation in 2010 was higher than the budget estimate for that year due to, among other factors: (1) the appreciation of the Mexican peso against the U.S. dollar; (2) a positive output gap (growth of aggregate demand exceeded growth of aggregate supply); and (3) moderate wage increases.

During 2011, consumer inflation was 3.8%, which was within the expected deviation from the inflation target for the year of 3.0% (+/- 1.0%) and 0.6 percentage points lower than consumer inflation during 2010. The lower inflation rate in 2011, as compared to 2010, resulted primarily from, among other factors: (1) ongoing slack conditions in the Mexican economy; (2) increased competition in certain sectors of the economy; and (3) a downward trend in unit labor costs.

During 2012, consumer inflation was 3.6%, 0.6 percentage points higher than the budget estimate for that year and 0.2 percentage points lower than the inflation level during 2011. For several months of 2012, annual inflation surpassed the expected deviation (+/-1.0%) from the 3.0% target. This was due to variations in the prices of agricultural products. However, annual inflation returned to expected levels in the latter part of the year as these variations disappeared.

During the first nine months of 2013, consumer inflation was 1.9%, 0.2 percentage points lower than during the same period of 2012.

Wages

Mexican law requires its industries to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems.

Mexico’s minimum wage is set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), which consists of representatives of business, labor and the Government. The average minimum wage has increased by 3.9% since January 1, 2013, to Ps. 63.1 per day from Ps. 60.8 per day (although this minimum wage may differ from region to region within Mexico).

Prices

According to preliminary figures, producer prices (excluding oil prices) rose by 1.5% during 2012, 4.2 percentage points lower than the increase observed during 2011.

Interest Rates

Cetes Rates

During 2009, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 5.4%, as compared to 7.7% during 2008. Interest rates on 91-day Cetes averaged 5.5%, as compared to 7.9% during 2008. The decline in interest rates was primarily due to several reductions by Banco de México of the minimum overnight funding rate during the first seven months of 2009.

During 2010, interest rates on 28-day Cetes averaged 4.4% , as compared to 5.4% during 2009. Interest rates on 91-day Cetes averaged 4.6%, as compared to 5.5% during 2009.

During 2011, interest rates on 28-day Cetes averaged 4.2%, as compared to 4.4% during 2010. Interest rates on 91-day Cetes averaged 4.4%, as compared to 4.6% during 2010.

During 2012, interest rates on 28-day Cetes averaged 4.2%, the same rate as during 2011. Interest rates on 91-day Cetes averaged 4.4%, as compared to 4.4% during 2011.

During the first nine months of 2013, interest rates on 28-day Cetes averaged 3.9%, as compared to 4.3% during the same period of 2012. Interest rates on 91-day Cetes averaged 3.9%, as compared to 4.4% during the same period of 2012.

On October 31, 2013, the 28-day Cetes rate was 3.38% and the 91-day Cetes rate was 3.42%.

TIIE Rates

Since March 1995, Banco de México has published an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE). The TIIE is calculated for 28 days and 91 days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. In contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP), an alternative measure of interest rates, lags somewhat behind current market conditions.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.

Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2008:
January-June	7.5%	7.6%	5.4%	7.9%	8.0%
July-December	7.9	8.2	6.0	8.6	8.7
2009:
January-June	6.3	6.4	5.0	7.0	6.9
July-December	4.5	4.6	3.5	4.9	5.0
2010:
January-June	4.5	4.6	3.4	4.9	5.0
July-December	4.3	4.5	3.4	4.9	5.0
2011:
January-June	4.2	4.4	3.3	4.8	4.9
July-December	4.2	4.3	3.3	4.8	4.8
2012:
January-June	4.3	4.4	3.3	4.8	4.8
July-December	4.2	4.3	3.3	4.8	4.8
2013:
January	4.2	4.3	3.2	4.8	4.9
February	4.2	4.2	3.3	4.8	4.8
March	4.0	4.0	3.2	4.5	4.5
April	3.8	3.9	3.0	4.3	4.3
May	3.7	3.7	3.0	4.3	4.3
June	3.8	3.8	3.0	4.3	4.3
July	3.9	3.9	2.9	4.3	4.3
August	3.8	3.9	3.0	4.3	4.3
September	3.6	3.7	2.8	4.1	4.1

Source: Banco de México.

Employment and Labor

Employment

Unemployment has been, and continues to be, particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. Since the early 1990s, Mexico’s trade liberalization policies and the implementation of NAFTA have produced structural changes in the economy that have generated unemployment. Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government also recognizes that addressing Mexico’s significant unemployment and underemployment problem is likely to continue to be an important challenge.

At December 31, 2012, the number of workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security), which is an indicator of employment in the “formal” sector of the economy, was 16,062,043, an increase of 711,708 from the level recorded at the end of 2011. According to preliminary information, the Tasa de Desocupación Abierta (open unemployment rate)1 was 4.5% at December 31, 2012, the same as the rate registered on December 31, 2011. The average unemployment rate during 2012 was 5.0%, a 0.2 percentage point decrease from the average unemployment rate in 2011.

According to preliminary figures, Mexico’s average unemployment rate was 5.1% during July 2013, a 0.1 percentage point increase from the rate at July 2012.

Labor

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled laborers and management personnel, as well as high turnover rates. Since 1978, the Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. The Government recognizes that further significant investment in worker training will be required.

A significant portion of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains certain legal limitations on strikes. Approximately 0.002% of the total working days were lost due to strikes in 2012, up from the 0.001% registered in 2011.

Social Security Laws

The Ley del Seguro Social (Social Security Law) and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law), which we refer to collectively as the Social Security Laws, require employers (including government entity employers) to deposit, with a credit institution selected by the employer, an amount equal to 2% of each worker’s base salary. The amount contributed on behalf of each worker forms a retirement sub-account that, together with the housing sub-account described below, constitutes a single account for each worker. Sums contributed to a worker’s retirement sub-account may be withdrawn only when the worker retires or becomes permanently disabled.

Under the ISSSTE Law, which became effective on March 31, 2007, federal employees hired after the enactment of the law were required to join a new fully funded pension system created by the law. Any then-current federal employees were allowed to choose between the new ISSSTE pension system and the existing pay-as-you-go pension system. These changes to the ISSSTE pension system have been essential in helping the Government address the difficult financial situation of the healthcare and pension systems for federal employees and of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Services for State Employees, or ISSSTE). The ISSSTE Law provides ISSSTE with additional means to accomplish its goals and contributes to economic growth and social welfare by increasing domestic savings, especially long-term savings. This should reduce ISSSTE’s costs over time.

The ISSSTE Law is also expected to improve the effectiveness of the healthcare and pension systems for federal employees and their families. Among the most significant changes resulting from the ISSSTE Law is the clustering of 21 existing insurance programs into the following four accounts: (1) retirement, (2) life and disability, (3) worker’s compensation, and (4) healthcare. It also created PENSIONISSSTE, a state-owned entity that, together with the Administradoras de Fondos de Ahorro para el Retiro (pension fund management companies, or AFORES), manages federal employees’ individual accounts. Finally, this law also gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.

[1]

The unemployment rate is a measure of the proportion of unemployed persons during the reference period that are older than 14 years of age and actively sought work during the preceding month, relative to the economically active population, i.e., all persons older than 14 who worked during the reference period, or were unemployed during the reference period and actively sought work during the preceding month.

Pension and Housing Funds

i.	AFORES

Since 1997, each worker has been allowed to maintain an independent retirement account managed by AFORES. AFORES are financial institutions established, subject to Government approval, to administer individual pension accounts and manage mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds, or SIEFORES). A majority of the outstanding shares of each AFORE must be owned by Mexican persons, and no single person may acquire control over more than 10% of any class of shares. This retirement savings system was designed both to improve the economic condition of Mexican workers and to promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors. AFORES may invest up to 100% of the funds they manage in Government debt securities or in securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign securities, with specific limits on the credit rating of debt securities.

On July 19, 2007, the Comisión Nacional del Sistema de Ahorro para el Retiro (the National Commission of the System of Savings for Retirement, or CONSAR) approved a new investment regime (Circular CONSAR 15-19) through which each AFORE is allowed to offer five different types of funds (instead of two) with varying levels of risk designed for certain age groups. These new funds range from Fund 5 (intended for workers aged 26 or less), which may invest up to 30% of its assets in equities, to Fund 1 (targeted toward workers aged 56 or more), which is limited to fixed income and international investments, broadening the investment options that AFORES may offer.

ii.	INFONAVIT

The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute, or INFONAVIT) was created in 1972 in order to administer housing programs for workers and address the shortage of housing. This shortage was estimated at 7.4 million housing units over the period from 2006 to 2012, based on data from the 2000 census.

INFONAVIT acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are, in turn, required to be deposited to an INFONAVIT account at Banco de México. Upon a worker’s receipt of an INFONAVIT loan for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

iii.	Pension and Housing Fund Totals

According to preliminary figures, at December 31, 2012, 48.5 million individual retirement accounts had been established with AFORES. At December 31, 2012, the assets managed by AFORES totaled Ps. 1,911.9 billion, 54.0% of which was invested in Government securities and 46.0% of which was invested in private sector, bank, local government and foreign securities.

At December 31, 2012, the total amount of funds accumulated in housing sub-accounts managed by INFONAVIT and individual accounts of workers with AFORES was Ps. 2,795.3 billion. This figure includes: (1) transfers from the pension sub-accounts established with banks under the old Social Security Laws; and (2) direct contributions under the new pension system and recognition bonuses for ISSSTE beneficiaries that opted for the defined contribution system.

During 2012, a total of Ps. 186.9 billion was deposited in the pension and housing funds, Ps. 135.1 billion of which corresponded to deposits made to workers’ retirement sub-accounts and Ps. 51.8 billion of which corresponded to deposits made to workers’ housing sub-accounts.

PRINCIPAL SECTORS OF THE ECONOMY

Manufacturing

Manufacturing Policy

Mexico has developed its manufacturing sector since the early 1980s with the dual goals of capitalizing on: (1) lower manufacturing overhead, particularly with respect to labor costs; and (2) its common border with the U.S., its major export trading partner.

For example, since the early 1980s, Mexico has particularly encouraged the development of the in-bond industry. The in-bond industry consists of companies that are permitted to import all machinery, equipment and materials on a duty-free basis to produce goods for export. These goods include auto parts, electronic items, food, household appliances, finished textiles and toys. For further information regarding these companies, see “External Sector of the Economy—In-bond Industry.”

Before the mid-1980s, most of Mexico’s manufacturing sector consisted of industrial plants located within the Valley of Mexico, which is also where Mexico City is located. Since then, plant growth has expanded to areas outside of the Valley of Mexico and across the country. The growth of Mexico’s manufacturing sector since 1987 has predominantly resulted from the increased production of these additional plants.

Manufacturing Output

The following table illustrates the value of industrial manufacturing output in constant 2008 pesos and the percentage of total output accounted for by each manufacturing sector for the years indicated.

Industrial Manufacturing Output

	2008		2009		2010(1)		2011(1)		2012(1)		2008	2012(1)
	(in billions of pesos)(2)										(% of total)
Food	Ps.	451.4	Ps.	450.2	Ps.	458.2	Ps.	468.1	Ps.	471.4	22.3%	21.6%
Beverage and tobacco products		103.6		104.0		104.2		109.0		111.2	5.1	5.1
Textile mills		16.6		15.4		17.0		16.3		17.0	0.8	0.8
Textile product mills		12.9		11.9		12.2		11.8		11.9	0.6	0.5
Apparel		56.0		51.7		54.3		54.4		53.4	2.8	2.4
Leather and allied products		17.3		16.5		17.7		17.7		18.1	0.9	0.8
Wood products		19.2		18.3		19.3		20.3		22.5	0.9	1.0
Paper		40.7		40.5		42.0		41.6		44.3	2.0	2.0
Printing and related support activities		16.4		15.4		16.9		17.6		17.3	0.8	0.8
Petroleum and coal products		86.7		87.2		80.1		77.1		78.0	4.3	3.6
Chemicals		268.7		260.3		259.1		258.5		259.0	13.3	11.9
Plastics and rubber products		55.1		49.8		56.1		60.1		65.8	2.7	3.0
Nonmetallic mineral products		113.7		103.0		107.0		112.1		114.8	5.6	5.3
Primary metals		146.7		122.6		136.8		143.5		147.6	7.2	6.8
Fabricated metal products		70.5		60.6		65.2		70.1		76.1	3.5	3.5
Machinery		65.9		52.8		77.9		88.2		91.9	3.3	4.2
Computers and electronic products		89.7		80.6		84.0		83.3		84.5	4.4	3.9
Electrical equipment, appliances and components		65.7		58.7		64.4		65.3		66.2	3.2	3.0
Transportation equipment		257.0		189.2		268.7		313.1		357.0	12.7	16.4
Furniture and related products		27.3		25.5		27.3		27.6		28.1	1.3	1.3
Miscellaneous		45.9		43.9		44.8		45.2		45.9	2.3	2.1

Total	Ps.	2,027.3	Ps.	1,857.9	Ps.	2,013.3	Ps.	2.100.8	Ps.	2,181.9	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Constant pesos with purchasing power at December 31, 2008.

Source: Banco de México.

The following table shows the percentage change from year to year of industrial manufacturing output by manufacturing sector.

Industrial Manufacturing Output Differential by Sector

(% change against prior years)(1)

	2009	2010(2)	2011(2)	2012(2)	First six months of 2013(2)(3)
Food	(0.3)%	1.8%	2.2%	0.7%	1.0%
Beverage and tobacco products	0.3	0.2	4.6	2.0	(0.5)
Textile mills	(7.4)	10.6	(4.5)	4.9	(0.5)
Textile product mills	(7.8)	2.6	(2.9)	0.5	4.4
Apparel	(7.6)	4.9	0.2	(1.8)	2.8
Leather and allied products	(4.8)	7.7	(0.3)	2.2	(1.1)
Wood products	(4.7)	5.5	5.0	11.0	0.8
Paper	(0.6)	3.7	(0.9)	6.3	1.4
Printing and related support activities	(6.5)	10.1	4.1	(1.9)	(9.1)
Petroleum and coal products	0.5	(8.0)	(3.8)	1.2	1.6
Chemicals	(3.1)	(0.5)	(0.2)	0.2	(0.6)
Plastics and rubber products	(9.6)	12.6	7.2	9.5	(1.1)
Nonmetallic mineral products	(9.4)	3.9	4.8	2.4	(1.2)
Primary metals	(16.4)	11.6	4.9	2.9	(2.9)
Fabricated metal products	(14.1)	7.6	7.5	8.5	0.9
Machinery	(19.9)	47.5	13.3	4.2	(5.4)
Computers and electronic products	(10.2)	4.2	(0.8)	1.4	8.0
Electrical equipment, appliances and components	(10.7)	9.8	1.3	1.4	(3.8)
Transportation equipment	(26.4)	42.0	16.5	14.0	2.5
Furniture and related products	(6.5)	7.0	1.1	1.7	(11.4)
Miscellaneous	(4.5)	2.1	0.8	1.5	(3.9)
Total expansion/contraction	(8.4)	8.4	4.3	3.9	0.1

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.
(3)	First six months of 2013 results as compared to the corresponding period of 2012.

Source: INEGI.

During 2009, the manufacturing sector contracted by 8.4% in real terms as compared to 2008. This was mainly due to decreased manufacturing exports caused by: (1) the global economic recession; and (2) the severe contraction of the U.S. automobile industry. As a result of these factors, nineteen of Mexico’s twenty-one manufacturing sectors expressed in the tables above contracted during 2009.

However, during 2010, the manufacturing sector rebounded with a 8.4% expansion in real terms as compared to 2009. This was primarily caused by the increase in manufacturing exports. In total, nineteen of Mexico’s twenty-one manufacturing sectors experienced growth during 2010.

The growth of the manufacturing sector continued into 2011, as the manufacturing sector expanded by 4.3% in real terms as compared to 2010. This continued expansion was primarily due to increased demand for manufacturing exports. In total, fourteen of Mexico’s twenty-one manufacturing sectors experienced growth during 2011.

According to preliminary figures, the manufacturing sector expanded by 3.9% in real terms during 2012 as compared to 2011. This expansion was mainly driven by increases in: (1) manufacturing exports (mostly during the first half of the year); and (2) the production of transportation equipment, nonmetallic mineral products, fabricated metal products, plastic and rubber products and primary metal manufacturing. In total, nineteen of Mexico’s twenty-one manufacturing sectors experienced growth during 2012 as compared to 2011.

According to preliminary figures, the manufacturing sector continued to expand by 0.1% in real terms during the first six months of 2013 as compared to the same period of 2012. This expansion was primarily due to the growth of Mexico’s automotive industry. In total, twelve manufacturing sectors contracted and nine sectors grew in the first six months of 2013, each as compared to the same period of 2012.

Anti-Pollution Legislation

Transportation-related pollution accounts for the vast majority of air pollution in Mexico City and, indirectly, for the vast majority of ozone emissions present in the atmosphere. As a result, curbing transportation-related pollution has become a primary objective of the Government’s anti-pollution programs. Beginning with the 1993 model year, all new cars driven in Mexico City are required to be equipped with emissions control equipment that meets U.S. performance standards (following the phasing in of catalytic converters). In 1989, Mexico City instituted a program entitled Hoy No Circula (No Driving Today), requiring one-fifth of the city’s private vehicles to be kept out of circulation each weekday. This program has periodically been expanded to remove cars from circulation two times each week when the Government has detected high levels of pollution in the city. The program was again expanded on July 5, 2008 to regulate driving on Saturdays. This program currently remains in effect in Mexico City for certain vehicles and has been introduced in several other cities. In addition, the Mexico City government has also begun using a mobile laboratory to measure the air quality of four locations within Mexico City by monitoring the sulfur dioxide, nitrogen dioxide, carbon monoxide and ozone levels in the atmosphere as part of its efforts to curb air pollution within the city.

In addition to transportation-related pollution, industry-related pollution, mostly caused by industries located within the Valley of Mexico, has also greatly contributed to Mexico’s air pollution levels. While most of the manufacturing sector has relocated to areas outside of the Valley of Mexico, a significant percentage of Mexico’s manufacturing output still originates from plants within this area. The concentration of industry in the Valley of Mexico, together with Mexico City’s variable climate and its surrounding mountains, contribute high emission levels of: (1) suspended particles; (2) sulfur dioxide (a gaseous by-product of the combustion of diesel fuel and fuel oil); (3) airborne lead (released as a gas when leaded gasoline is burned and released in particulate form by industry); (4) carbon monoxide (produced by the incomplete combustion of gasoline); and (5) ozone (resulting from the combination of nitrous oxides, hydrocarbons and solar radiation).

The Government has traditionally addressed anti-pollution regulations pursuant to the Ley General del Equilibrio Ecológico y la Protección al Ambiente (Law of Ecologic Equilibrium and the Protection of the Environment). However, on March 11, 1992, the Government also directly entered into an agreement with representatives of industries located within the Valley of Mexico to coordinate and intensify measures to control and reduce the pollution generated by these industries through various means.

Authorities have also attempted to address industry-related pollution levels in several other ways. For example, the Government has followed a general policy of discouraging the construction of new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara. Authorities have also implemented regulations that require certain types of plants to reduce operations or temporarily close when the concentration of pollutants in the air rises to certain levels. Under this policy initiative, authorities ordered industrial plants in the Valley of Mexico to reduce operations for two days in 2008, five days in 2009, five days in 2010, six days in 2011 and four days in 2012 due to high pollution levels.

Petroleum and Petrochemicals

General

Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the subsidiary entities and, together with Petróleos Mexicanos and its subsidiary companies, PEMEX) comprise Mexico’s state oil and gas company. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Government and is a legal entity empowered to own property and carry on business in its own name. PEMEX is the largest company in Mexico, and according to the January 7, 2013 issue of Petroleum Intelligence Weekly, PEMEX is the fifth largest crude oil producer and the eleventh largest oil and gas company in the world based on data from the year 2011.

The activities of PEMEX are regulated primarily by:

•

the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Constitution of the United Mexican States Concerning Petroleum Affairs, or the Regulatory Law); and

•	the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law).

The Regulatory Law and the Petróleos Mexicanos Law grant Petróleos Mexicanos and certain of the subsidiary entities the exclusive right to:

•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

•

explore, exploit, produce and sell (first-hand) natural gas and transport and store natural gas, to the extent the transportation and storage activities are inextricably linked with such exploitation and production; and

•

produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that constitute basic petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstocks and methane, but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.

As a result of various legal reforms that became effective on November 29, 2008, PEMEX is now permitted to have a more flexible contracting structure for its core production activities. In order to strengthen PEMEX’s ability to enter into these contracts, PEMEX is authorized to offer cash incentives to contractors that provide it with access to new technologies, faster execution or greater profits, subject to the requirements that PEMEX’s payment obligations under construction and services contracts must always be satisfied in cash and that in no case may PEMEX grant ownership rights over hydrocarbons to contractors.

Results of operations for the year ended December 31, 2012 as compared to the year ended December 31, 2011

Based on its audited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), PEMEX’s total sales amounted to Ps. 1,646.9 billion during 2012, an increase of 5.7% as compared to total sales during 2011 of Ps. 1,558.5 billion.

Domestic sales increased by 11.3% in 2012, from Ps. 779.2 billion in 2011 to Ps. 867.0 billion in 2012, primarily due to increases in the prices and volume of sales of petroleum products and petrochemicals sold by PEMEX. Domestic sales of petroleum products increased by 15.3%, while domestic sales of petrochemicals (including sales of certain by-products of the petrochemical production process) decreased by 1.9% and domestic sales of natural gas decreased by 22.2% in 2012.

Total consolidated export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 0.04% in peso terms in 2012, from Ps. 773.0 billion in 2011 to Ps. 772.7 billion in 2012, primarily due to a decrease in the volume of crude oil exports. The volume of crude oil exports decreased by 6.1% in 2012, from 1,337.8 thousand barrels per day in 2011 to 1,255.6 thousand barrels per day in 2012. The weighted average price per barrel of crude oil that the PMI Group (which is comprised of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates) sold to third parties in 2012 was U.S. $101.82, 0.7% higher than the weighted average price of U.S. $101.13 in 2011.

During 2012, PEMEX had a net income, as calculated in accordance with IFRS, of Ps. 2.6 billion, as compared to a net loss of Ps. 106.9 billion during 2011. This increase in net income in 2012 is primarily explained by the Ps. 104.9 billion increase in PEMEX’s net foreign exchange gains due to the appreciation of the peso against the U.S. dollar and the euro during 2012 as compared to 2011. This increase was only partially offset by an increase in costs of sales as a result of higher gasoline prices, an increase in financing cost and an increase in general expenses.

Results of operations for the first six months ended June 30, 2013 as compared to the six months ended June 30, 2012

Based on its unaudited condensed consolidated interim financial statements for the first six months of 2012 and 2013, PEMEX’s total sales decreased by 3.4%, from Ps. 817.4 billion in the first six months of 2012 to Ps. 789.4 billion in the first six months of 2013. This decrease in total sales resulted primarily from a 14.7% decrease in export sales due to lower crude oil prices and sales volume, which was partially offset by a 7.0% increase in domestic sales, as described below.

PEMEX’s domestic sales increased by 7.0% in the first six months of 2013, from Ps. 416.6 billion in the first six months of 2012 to Ps. 445.7 billion in the first six months of 2013, primarily due to increases in the sales prices of gasoline, diesel and natural gas and a significant increase in demand from the electrical sector. Domestic sales of petroleum products increased by 5.3% in the first six months of 2013, from Ps. 374.2 billion in the first six months of 2012 to Ps. 393.9 billion in the first six months of 2013, primarily due to increases in the sales prices of gasoline and diesel. Domestic sales of dry natural gas increased by 47.8% in the first six months of 2013, from Ps. 23.0 billion in the first six months of 2012 to Ps. 34.0 billion in the first six months of 2013, primarily due to higher sales prices and a significant increase in demand from the electrical sector. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 8.7%, from Ps. 19.5 billion in the first six months of 2012 to Ps. 17.8 billion in the first six months of 2013, primarily due to lower sales prices of petrochemical products such as sulfur, polyethylene and vinyl chloride. In particular, the reference price of polyethylene decreased due to lower domestic demand.

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 14.7%, from Ps. 397.3 billion in the first six months of 2012 to Ps. 338.9 billion in the first six months of 2013, primarily due to: (1) a 14.7% decrease in the weighted average prices of export crude oil; (2) a 6.0% decrease in export crude oil sales volume as a result of a decrease in the availability of crude oil for export due to higher domestic refining capacity, as well as a decrease in crude oil production; and (3) the effect of the appreciation of the peso against the U.S. dollar on the translation of PEMEX’s U.S. dollar-denominated revenues to pesos. The weighted average price of the Mexican crude oil basket exported by PEMEX decreased by 4.8%, from U.S. $105.87 per barrel in the first six months of 2012 to U.S. $100.82 in the first six months of 2013.

In the first six months of 2013, PEMEX reported a net loss of Ps. 53.4 billion on Ps. 789.4 billion in total sales, as compared to a net income of Ps. 6.8 billion on Ps. 817.4 billion in total sales in the first six months of 2012. This decrease in net income is primarily explained by: (1) a decrease in other revenues, net, due primarily to a lower Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or the IEPS tax) credit; (2) a decrease in total sales, which resulted from decreased export sales primarily due to lower crude oil prices and sales volume; (3) an increase in general expenses, which was mainly due to increases in the net cost of employee benefits for the period; and (4) a decrease in PEMEX’s income associated with the foreign exchange gain as a result of the lower rate of appreciation of the peso against the U.S. dollar during the first six months of 2013 as compared to the first six months of 2012.

Reserves

Under the Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and Government regulations.

Pemex-Exploration and Production estimates Mexico’s reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the Society of Petroleum Engineers’ (or the SPE) publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007 and other SPE publications, including the SPE’s publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production and pressure histories.

Reserves data set forth herein represent only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.

Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants increased by 0.5% in 2012, from 11,362 million barrels at December 31, 2011 to 11,424 million barrels at December 31, 2012. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants increased by 2.3% in 2012, from 7,618 million barrels at December 31, 2011 to 7,790 million barrels at December 31, 2012. These increases were principally due to field development activities that led to reclassifications from proved undeveloped, probable and possible reserves to proved developed reserves, as well as exploratory additions (which offset crude oil and condensates production), which decreased in 2012 as compared to 2011.

Mexico’s total proved developed and undeveloped dry gas reserves decreased by 0.2% in 2012, from 12,734 billion cubic feet at December 31, 2011 to 12,713 billion cubic feet at December 31, 2012. Mexico’s proved developed dry gas reserves decreased by 0.1% in 2012, from 7,957 billion cubic feet at December 31, 2011 to 7,951 billion cubic feet at December 31, 2012. Mexico’s proved undeveloped dry gas reserves decreased by 0.3% in 2012, from 4,776 billion cubic feet at December 31, 2011 to 4,762 billion cubic feet at December 31, 2012. These decreases were principally due to field development activities in the Burgos basin.

The following three tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Summary of Oil and Gas(1) Proved Reserves as of December 31, 2012

Based on Average Fiscal Year Prices

	Crude Oil and Condensates(2)	Dry Gas(3)
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves
Proved developed reserves	7,790	7,951
Proved undeveloped reserves	3,634	4,762

Total proved reserves	11,424	12,713

Note: Numbers may not total due to rounding.

(1)	PEMEX does not produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3)	Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Crude Oil and Condensate Reserves

(including natural gas liquids)(1)

	2008	2009	2010	2011	2012
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	12,187	11,865	11,691	11,394	11,362
Revisions(2)	444	577	515	824	1,013
Extensions and discoveries	370	311	246	194	103
Production	(1,135)	(1,062)	(1,059)	(1,050)	(1,053)

At December 31	11,865	11,691	11,394	11,362	11,424

Proved developed reserves at December 31	8,618	8,167	7,793	7,618	7,790
Proved undeveloped reserves at December 31	3,247	3,524	3,601	3,744	3,634

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.

Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2008	2009	2010	2011	2012
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	13,162	12,702	11,966	12,494	12,734
Revisions(1)	730	504	1,449	1,592	1,377
Extensions and discoveries	454	404	770	249	162
Production(2)	(1,643)	(1,644)	(1,691)	(1,601)	(1,560)

At December 31	12,702	11,966	12,494	12,734	12,713

Proved developed reserves at December 31	8,206	7,586	7,941	7,957	7,951
Proved undeveloped reserves at December 31	4,496	4,380	4,553	4,776	4,762

Note: Numbers may not total due to rounding.

(1)	Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2)	Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.

Exploration and Drilling

PEMEX seeks to identify new oil reservoirs through its exploration program in order to increase the future replacement rate of proved reserves. While the replacement rate for proved hydrocarbon reserves has been above 100% in recent years, it remained less than 100% from 2008 until 2010, which represents a decline in Mexico’s proved hydrocarbon reserves in each of those years. From 1990 to 2012, PEMEX completed 11,331 exploration and development wells. During 2012, PEMEX’s average success rate for exploratory wells was 57% and its average success rate for development wells was 97%. From 2008 to 2012, PEMEX discovered 19 new crude oil fields and 29 new natural gas fields, bringing the total number of its crude oil and natural gas producing fields to 449 at the end of 2012.

PEMEX’s 2012 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters of the Gulf of Mexico. These exploratory activities yielded 133.9 million barrels of oil equivalent of proved reserves in 2012. A total of nine fields were discovered, seven of which contain non-associated gas and two of which contain crude oil. In addition, within PEMEX’s currently producing fields, six reservoirs were discovered, two of which contain non-associated gas and four of which contain crude oil. PEMEX continued its main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. PEMEX acquired 26,533 square kilometers of three-dimensional seismic data in 2012, of which 17,028 square kilometers or 64% was in the deep waters of the Gulf of Mexico. During 2012, no fields were delineated, a process that involves the drilling of several wells to determine the extent of the reserves found at each field.

The following table summarizes PEMEX’s drilling activity for the five years ended December 31, 2012, all of which occurred in Mexican territory.

	Year ended December 31,
	2008		2009	2010	2011	2012
Wells initiated(1)	822		1,490	994	1,000	1,290
Exploratory wells initiated(1)	68		71	40	32	36
Development wells initiated(1)	754		1,419	954	968	1,254
Wells drilled(2)	729		1,150	1,303	1,034	1,238
Exploratory wells	65		75	39	33	37
Productive exploratory wells(3)	27		29	23	16	21
Dry exploratory wells	38		46	16	17	16
Success rate %	42		39	59	48	57
Development wells	664		1,075	1,264	1,001	1,201
Productive development wells	612		1,014	1,200	955	1,159
Dry development wells	52	(4)	61	64	46	42
Success rate %(5)	92		94	95	95	97
Producing wells (annual averages)	6,382		6,890	7,476	8,315	9,439
Marine region	453		469	477	500	537
Southern region	947		1,005	1,067	1,136	1,230
Northern region	4,982		5,416	5,932	6,679	7,672
Producing wells (at year end)(6)	6,247		6,814	7,414	8,271	9,476
Crude oil	3,127		3,713	4,406	5,193	6,188
Natural gas	3,120		3,101	3,008	3,078	3,288
Producing fields	345		394	405	416	449
Marine region	30		33	34	36	38
Southern region	93		97	98	99	101
Northern region	222		264	273	281	310
Drilling rigs	143		176	130	128	136
Kilometers drilled	2,199		3,770	2,532	2,494	3,007
Average depth by well (meters)	2,748		2,494	2,605	2,418	2,429
Discovered fields(7)	13		13	5	8	9
Crude oil	5		6	2	4	2
Natural gas	8		7	3	4	7
Crude oil and natural gas output by well (barrels of oil equivalent per day)	621		548	508	448	392
Total developed acreage (km2)(8)	8,088		8,376	8,463	8,536	8,652
Total undeveloped acreage (km2)(8)	690		953	828	987	1,040

Note: Numbers may not total due to rounding.

(1)	“Wells initiated” refers to the number of wells the drilling of which commenced in a given year, regardless of when the well was or will be completed.
(2)	“Wells drilled” refers to the number of wells the drilling of which was completed in a given year, regardless of when the drilling of the well commenced.
(3)	Excludes non-commercial productive wells.
(4)	Includes two injector wells.
(5)	Excludes injector wells.
(6)	All productive wells, and all other wells referred to in this table, are “net,” because PEMEX does not grant others any fractional working interests in any wells that it owns; PEMEX also has not acquired any fractional working interest in wells owned by others.
(7)	Includes only fields with proved reserves.
(8)	All acreage is net, because PEMEX has the exclusive right to exploit Mexico’s oil and gas reserves, i.e., it neither grants others fractional interests nor enters into other types of production sharing arrangements.

Source: Pemex-Exploration and Production.

Production and Refining

Pemex-Exploration and Production produces four types of crude oil: Altamira, a heavy crude oil; Maya, a heavy crude oil; Isthmus, a light crude oil; and Olmeca, an extra-light crude oil. Most of Pemex-Exploration and Production’s production consists of Isthmus and Maya crude oil. In 2012, 54.4% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crude oil and 45.6% consisted of light and extra-light crude oil. In 2012, PEMEX produced an average of 2,548 thousand barrels per day of crude oil, 0.2% less than its average daily production in 2011 of 2,553 thousand barrels per day of crude oil. The decrease in 2012 was less than the decrease in 2011, and resulted primarily from the decrease of production in the Cantarell project, which was only partially offset by an increase in crude oil production in the Ku-Maloob-Zaap, Yaxché and Ogarrio-Magallanes projects.

Pemex-Exploration and Production’s average natural gas production decreased by 3.2% in 2012, from 6,594 million cubic feet per day in 2011 to 6,385 million cubic feet per day in 2012, and the average wet natural gas processed by Pemex-Gas and Basic Petrochemicals decreased by 3.2%, from 4,527 million cubic feet per day in 2011 to 4,382 million cubic feet per day in 2012.

In 2012, Pemex-Refining produced 1,226 thousand barrels per day of refined products as compared to 1,190 thousand barrels per day of refined products in 2011. The 3.0% increase in refined products production was mainly due to the startup of new plants following the reconfiguration of the Minatitlán refinery and to the improved performance of the national refining system.

The following table sets forth production rates for crude oil, natural gas, refined products and petrochemicals for the five years ended December 31, 2012.

Production

	Year Ended December 31,
	2008	2009	2010	2011	2012
Crude oil(1) (tbpd)	2,792	2,602	2,577	2,553	2,548
Natural gas(2) (mmcfpd)	6,919	7,031	7,020	6,594	6,385
Refined products(2) (tbpd)	1,307	1,343	1,229	1,190	1,226
Petrochemicals(3) (ttpy)	11,973	11,956	13,192	12,384	10,673

Notes: Numbers may not total due to rounding.

mmcfpd = million cubic feet per day.

tbpd = thousand barrels per day.

ttpy = thousand tons per year.

(1)	Includes natural gas liquids.
(2)	Reflects natural gas production by Pemex-Exploration and Production.
(3)	Includes petrochemical production by Pemex-Petrochemicals, Pemex-Refining, and Pemex-Gas and Basic Petrochemicals.

Source: Pemex-Exploration and Production and Base de Datos Institucional de Pemex (Pemex’s Institutional Database).

Petrochemicals

PEMEX produces basic inputs into the petrochemical production process (such as ethane, butane, natural gas liquids and pentanes), other inputs (such as oxygen, nitrogen and hydrogen), petrochemicals (such as methane derivatives, ethane derivatives, such as ethylene, aromatics and their derivatives and propylene and its derivatives) and by-products obtained in the petrochemical production process (such as hydrochloric acid and muriatic acid). PEMEX’s total petrochemical production decreased by 13.8% in 2012, from 12,384 thousand tons in 2011 to 10,673 thousand tons in 2012.

Under Mexican law, the right to manufacture basic petrochemical products is vested solely in the Mexican nation, which may produce them only through PEMEX or any other decentralized public entity established by law for this purpose. The Regulatory Law limits basic petrochemicals to the following nine products that are used in the petrochemical production process: ethane, propane, butanes, pentanes, hexanes, heptanes, carbon black, naphthas and methane, but in the case of methane, only if obtained from hydrocarbon reservoirs in Mexico and used as raw material for petrochemical industrial processes. All other petrochemical products may be produced by Pemex-Petrochemicals, by Pemex-Refining or by private sector companies. However, the Regulatory Law also allows companies that produce basic petrochemicals as by-products of non-basic petrochemical production to sell them either internally, within plants in the same unit or complex, or to sell them to Petróleos Mexicanos and the subsidiary entities.

Mexican law allows private investment in the manufacture of “secondary” petrochemical products. These are defined to include all petrochemical products not designated “basic” by the Ministry of Energy. Both foreign and domestic private investors may own 100% of any petrochemical plant producing secondary petrochemicals, and companies engaged in the production of secondary petrochemicals which produce basic petrochemicals as by-products may now sell them in the production process within plants in the same unit or complex, or deliver them to PEMEX pursuant to an agreement and under terms established by the Ministry of Energy. Accordingly, PEMEX does not have a monopoly on the production and initial sale of most petrochemicals in Mexico.

Commercial Activities

Besides crude oil and natural gas, PEMEX markets a full range of oil and gas derivatives in Mexico, including gasoline, jet fuel, diesel, fuel oil and petrochemicals. PEMEX supplies the majority of Mexico’s primary energy requirements. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.

PEMEX sells approximately 47.5% of its crude oil in the domestic market in the form of refined products and petrochemicals; it exports the remainder of the crude oil (1.34 million barrels per day in 2011 and 1.27 million barrels per day in 2012). Net exports of crude oil, natural gas, petroleum products and petrochemical products averaged U.S. $22.3 billion per year between 2008 and 2011, and were U.S. $23.7 billion in 2012.

The following table sets forth the average volume of PEMEX’s exports and imports of crude oil, natural gas, petroleum products and petrochemical products for the five years ended December 31, 2012 and the percentage change between 2011 and 2012.

Volume of Exports and Imports

	Year ended December 31,					2012
	2008	2009	2010	2011	2012	vs. 2011
	(in thousands of barrels per day, except as noted)					(%)
Exports
Crude Oil:
Olmeca	129.6	143.5	211.7	202.9	193.7	(4.5)
Isthmus	23.0	14.2	74.9	99.3	99.5	0.2
Altamira	10.6	12.5	8.6	14.0	18.8	34.3
Maya	1,240.0	1,052.0	1,065.3	1,021.6	943.7	(7.6)

Total crude oil	1,403.4	1,222.1	1,360.5	1,337.8	1,255.6	(6.1)

Natural gas(1)	107.4	66.5	19.3	1.3	0.9	(30.8)
Petroleum products	184.1	244.8	194.5	175.9	152.1	(13.5)
Petrochemical products(2)(3)	539.6	779.4	697.6	442.9	1,344.7	203.6
Imports
Natural gas(1)	447.1	422.0	535.8	790.8	1,089.3	37.7
Petroleum products	548.2	506.4	627.9	631.9	570.9	(9.7)
Petrochemical products(2)(4)	439.8	568.3	394.9	224.9	445.1	97.9

Note: Numbers subject to adjustment because crude oil exports may be adjusted to reflect the percentage of water in each shipment.

(1)	Numbers expressed in millions of cubic feet per day.
(2)	Thousands of metric tons.
(3)	Includes propylene.
(4)	Includes isobutane, butane and N-butane.

Source: P.M.I. Comercio Internacional, S.A. de C.V. (PMI) operating statistics as of January 10, 2013, and Pemex-Gas and Basic Petrochemicals.

The following table sets forth the value of exports and imports of crude oil, natural gas, petroleum products and petrochemical products for the five years ended December 31, 2012 and the percentage change between 2011 and 2012.

Value of Exports and Imports(1)

	Year ended December 31,										2012
	2008		2009		2010		2011		2012		vs. 2011
	(in millions of U.S. dollars)										(%)
Exports
Olmeca	U.S.$	4,712.2	U.S.$	3,444.8	U.S.$	6,149.2	U.S.$	8,133.0	U.S.$	7,754.3	(4.7)
Isthmus		683.1		327.4		2,148.9		3,849.1		3,905.3	1.5
Altamira		309.2		244.3		216.3		492.7		662.2	34.4
Maya		37,637.1		21,588.9		27,471.1		36,904.9		34.466.5	(6.6)

Total crude oil(2)	U.S.$	43,341.5	U.S.$	25,605.4	U.S.$	35,985.4	U.S.$	49,379.6	U.S.$	46,788.2	(5.2)
Natural gas		316.3		103.5		31.9		1.6		0.6	(62.5)
Petroleum products		5,706.6		4,891.8		5,133.3		6,277.5		5,521.9	(12.0)
Petrochemical products		384.1		175.7		272.1		298.6		363.2	21.6

Total natural gas and products	U.S.$	6,407.0	U.S.$	5,171.0	U.S.$	5,437.3	U.S.$	6, 577.7	U.S.$	5,885.7	(10.5)

Total exports	U.S.$	49,748.5	U.S.$	30,776.4	U.S.$	41,422.7	U.S.$	55,957.3	U.S.$	52,673.9	(5.9)

Imports
Natural gas	U.S.$	1,423.6	U.S.$	632.8	U.S.$	939.2	U.S.$	1,272.2	U.S.$	1,216.2	(4.4)
Petroleum products		21,882.5		12,884.9		20,317.3		28,019.1		27,263.4	(2.7)
Petrochemical products		350.5		301.4		302.5		277.5		526.1	89.6

Total imports	U.S.$	23,656.6	U.S.$	13,819.0	U.S.$	21,559.0	U.S.$	29,568.9	U.S.$	29,005.7	(1.9)

Net exports	U.S.$	26,091.9	U.S.$	16,957.4	U.S.$	19,863.7	U.S.$	26,388.5	U.S.$	23,668.2	(10.3)

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained under the line item “Net Sales” in PEMEX’s financial statements because of differences in methodology associated with the calculation of the exchange rates and other minor adjustments.
(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Source: PMI operating statistics as of January 10, 2013, which are based on information in bills of lading, and Pemex-Gas and Basic Petrochemicals.

The following table sets forth the average price per barrel of crude oil exported by PEMEX for the five years ended December 31, 2012.

Crude Oil Prices

	Year ended December 31,
	2008		2009		2010		2011		2012
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S.$	99.37	U.S.$	65.79	U.S.$	79.58	U.S.$	109.83	U.S.$	109.39
Isthmus		81.09		63.38		78.63		106.22		107.28
Maya		82.92		56.22		70.65		98.97		99.79
Altamira		79.69		53.50		68.80		96.60		96.37
Weighted average realized price	U.S.$	84.38	U.S.$	57.42	U.S.$	72.46	U.S.$	101.13	U.S.$	101.82

Source: PMI operating statistics as of January 10, 2013.

The following table sets forth PEMEX’s crude oil export sales by country for the five years ended December 31, 2012.

Crude Oil Exports by Country

	Percentage of Exports
	2008	2009	2010	2011	2012
United States	81.3%	86.8%	83.8%	81.8%	76.2%
Spain	8.8	6.6	8.9	8.3	13.2
India	2.5	2.5	1.7	2.8	6.0
Canada	1.8	1.7	1.8	1.5	1.8
China	—	—	1.9	2.7	0.8
Netherlands Antilles	2.6	—	—	—	—
Others	3.1	2.4	2.0	2.8	1.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

Source: PMI operating statistics as of January 10, 2013.

Although Mexico is not a member of the Organization of Petroleum Exporting Countries (OPEC), it has on certain occasions announced increases and decreases in PEMEX’s crude oil exports in line with production revisions made by other oil producing countries, in order to contribute to crude oil prices stabilization. However, PEMEX has not changed its export goals because of announcements by OPEC since 2004, and Mexico has no current plans to change PEMEX’s current level of crude oil exports.

Crude oil exports decreased by 6.1% in 2012, from 1,337.8 thousand barrels per day in 2011 to 1,255.6 thousand barrels per day in 2012, mainly due to a 0.2% decrease in crude oil production and an increase in domestic consumption.

PEMEX imports natural gas to satisfy shortfalls in production and to meet demand in areas of northern Mexico that, due to their distance from PEMEX’s fields, can be supplied more efficiently by importing natural gas from the United States. PEMEX imported 1,089.3 million cubic feet per day of natural gas in 2012, an increase of 37.7% from the 790.8 million cubic feet per day imported in 2011, due to the lower availability of wet gas and natural gas from Pemex-Exploration and Production fields, which made it necessary to increase natural gas imports. PEMEX exported 0.9 million cubic feet per day of natural gas in 2012, a decrease of 30.8% as compared to natural gas exports in 2011 of 1.3 million cubic feet per day, mainly due to the decrease in production in Mexico and increased domestic demand for natural gas.

In 2012, imports of petroleum products decreased in value by 2.7%, due to decreased domestic demand for premium gasoline, naphtha and liquid petroleum products. Exports of petroleum products decreased in value by 12.0% in 2012, due to decreased sales of fuel oil, cutter stock and naphtha. PEMEX’s net imports of petroleum products for 2012 totaled U.S. $21,741.5 million, a slight decrease from its net imports of petroleum products of U.S. $21,741.6 million in 2011. In 2012, imports of petroleum products decreased in volume by 9.7%, from 631.9 thousand barrels per day in 2011 to 570.9 thousand barrels per day in 2012, and exports of petroleum products decreased in volume by 13.5%, from 175.9 thousand barrels per day in 2011 to 152.1 thousand barrels per day in 2012.

During 2013, imports of petroleum products, specifically gasoline, aviation gasoline, low and ultra-low sulfur diesel and low-sulfur fuel oil, are expected to continue to decrease because the Minatitlán refinery began operating a coker unit in 2012, which transforms residual heavy oil by-products into high-quality gasolines and diesel. As a result, PEMEX also expects exports of most petroleum products to decrease during 2013, since the coker unit reduces the amount of residual products such as fuel oil available for export.

In 2012, exports of petrochemical products increased by 203.6%, from 442.9 thousand metric tons in 2011 to 1,344.7 thousand metric tons in 2012, while imports of petrochemical products also increased by 97.8%, from 225.0 thousand metric tons in 2011 to 445.1 thousand metric tons in 2012. Petrochemical exports increased in 2012 due to higher sales of ethylene, ammonia and sulfur. Imports of petrochemical products increased in 2012 due to higher demand for isobutene and xylenes.

Capital Expenditures and Investments

The following table shows PEMEX’s capital expenditures, excluding maintenance, for each of the five years ended December 31, 2012, and the budget for such expenditures for 2013 and 2014. Capital expenditure amounts are derived from PEMEX’s budgetary records, which record such amounts on a cash basis. Accordingly, these capital expenditure amounts do not correspond to capital expenditure amounts included in PEMEX’s financial statements prepared in accordance with IFRS.

Capital Expenditures

	Year ended December 31,(1)										Budget		Budget
	2008		2009		2010		2011		2012		2013		2014
	(in millions of pesos)(2)
Pemex-Exploration and Production	Ps.	136,102	Ps.	180,507	Ps.	194,838	Ps.	177,059	Ps.	193,801	Ps.	194,864	Ps.	209,739
Pemex-Refining		17,380		18,526		22,636		25,157		28,944		56,199		42,659
Pemex-Gas and Basic Petrochemicals		4,203		3,941		3,887		3,019		4,468		6,565		6,263
Pemex-Petrochemicals		1,614		2,053		2,462		2,426		2,892		5,708		14,675
Petróleos Mexicanos		439		560		206		717		943		1,500		4,463

Total capital expenditures	Ps.	159,738	Ps.	205,587	Ps.	224,029	Ps.	208,378	Ps.	231,048	Ps.	264,836	Ps.	277,799

Note: Numbers may not total due to rounding.

(1)	Includes capitalized interest during construction period for the years 2008 and 2009. Does not include capitalized interest for the years 2010, 2011, 2012, 2013 and 2014.
(2)	Figures for 2008, 2009, 2010, 2011 and 2012 are stated in nominal pesos. Figures for 2013 and 2014 are stated in constant 2013 pesos.

Source: Petróleos Mexicanos.

In nominal peso terms, PEMEX’s capital expenditures for exploration and production were Ps. 193,801 million in 2012, as compared to Ps. 177,059 million in 2011, representing a 9.5% increase in nominal terms. Of PEMEX’s total capital expenditures, Ps. 42,139 million was directed to the Cantarell fields, Ps. 29,870 million was directed to the Strategic Gas Program, Ps. 22,720 million was directed to the Ku-Maloob-Zaap fields, Ps. 20,864 million was directed to the Aceite Terciario del Golfo project, Ps. 17,324 million was used for development of the Burgos natural gas fields (including Ps. 7,523 million of investments made through PEMEX’s Financed Public Works Contracts program), Ps. 13,126 million was directed to the Antonio J. Bermúdez fields, Ps. 7,870 million was directed to the Chuc project, Ps. 5,671 million was directed to the Delta del Grijalva fields, Ps. 4,948 million was directed to the Integral Poza Rica fields, Ps. 3,555 million was directed to the Jujo-Tecominoacán fields and Ps. 3,313 million was directed to the Tamaulipas Constituciones project. During 2012, expenditures for these 11 projects amounted to 88.4% of all of PEMEX’s capital expenditures for exploration and production. The remaining 11.6% amounted to Ps. 22,401 million in nominal terms, which was directed to the 12 remaining projects, as well as to administrative and technical support.

For 2013, Pemex-Exploration and Production has a total capital expenditures budget of Ps. 194,864 million, as compared to Ps. 193,801 million of capital expenditures made in 2012, representing an increase of 0.5%. The 2013 budget includes all of the 27 ongoing strategic exploration and production projects and Ps. 30,811 million in other exploratory projects. Approximately Ps. 161,365 million, or 82.8% of Pemex-Exploration and Production’s 2013 capital expenditures budget, is to be allocated to projects relating to field development and pipelines. Approximately Ps. 33,499 million, or 17.2% of the total budget, will be allocated to exploration activities.

PEMEX’s 2013 exploration and production budget includes Ps. 25,361 million for investments in the Ku-Maloob-Zaap project, Ps. 23,425 million for the Cantarell project, Ps. 15,934 million for the Tsimin-Xux project, Ps. 12,178 million for the Aceite Terciario del Golfo project, Ps. 10,321 million for the Chuc project, Ps. 9,653 million for the Crudo Ligero Marino project, Ps. 9,433 million for the Burgos project, Ps. 9,105 million for the Antonio J. Bermúdez project, Ps. 5,313 million for the Delta del Grijalva project, Ps. 4,941 million for the Integral Yaché project, Ps. 4,685 million for the Ek-Balam project and Ps. 64,515 million for the remaining projects as well as administrative and technical support.

In 2012, Pemex-Refining invested Ps. 28,944 million in capital expenditures, 15.1% more than its Ps. 25,157 million of capital expenditures in 2011. Of this total investment, Pemex-Refining allocated Ps. 5,366 million to the Minatitlán project, Ps. 3,083 million to its investments to expand and upgrade refineries and related installations, Ps. 7,420 million to environmental and industrial safety projects, Ps. 10,179 million to rehabilitation projects, Ps. 2,450 million to other projects and acquisitions and Ps. 446 million to the new refinery in Tula, Hidalgo, of which Ps. 362 million was for pre-investment studies and Ps. 84 million was for other expenses related to this refinery.

In nominal peso terms, Pemex-Gas and Basic Petrochemicals invested Ps. 4,468 million in 2012, as compared to Ps. 3,019 million in 2011, in projects primarily related to natural gas and condensates processing, transportation and storage. For 2013, the Government has approved Ps. 6,565 million in nominal terms of capital expenditures for Pemex-Gas and Basic Petrochemicals, including Ps. 283 million for the cryogenic plant at the Poza Rica gas processing complex.

Equity and Dividends

In March 1990, as part of the 1989-92 Financing Package for Mexico described under “Public Debt—External Debt Restructuring and Debt Service Reduction Transactions,” U.S. $7.58 billion of the external commercial bank debt of Petróleos Mexicanos was exchanged for new 30-year bonds issued by the Government. Petróleos Mexicanos’ indebtedness to the Government was increased by the same amount and subsequently capitalized as equity or Certificates of Contributions “A” (equity participation certificates). As a condition to the capitalization, PEMEX agreed to pay a minimum guaranteed dividend to the Government equivalent to the debt service on the capitalized debt. The total dividend to the Government in respect of the Certificates of Contribution “A” was approved annually by the board of directors of Petróleos Mexicanos after the close of each fiscal year. In each quarter until January 2007, Petróleos Mexicanos made advance payments to the Government that totaled a prorated portion of the minimum guaranteed dividend. Following a payment of Ps. 4,270 million in January 2007, and because PEMEX’s obligation to pay minimum guaranteed dividends was fully performed in 2007, no further advance payments on the minimum guaranteed dividend are payable to the Government.

However, the Government may still require Petróleos Mexicanos to declare and pay dividends to it at any time.

In December 2009, Petróleos Mexicanos capitalized interest on funds provided by the Government in the amount of Ps. 467.2 million. In December 2010, Petróleos Mexicanos capitalized interest in the amount of Ps. 0.122 million, corresponding to interest earned at the end of 2010 on funds provided by the Government for use in infrastructure works. During 2011 and 2012, there was no capitalization of interest.

Taxes and Duties

PEMEX pays a number of special hydrocarbon taxes and duties to the Government, in addition to the other taxes and duties paid by some of the subsidiary companies. PEMEX contributed approximately 33.7% of the Government’s revenues in 2011 and 32.8% in 2012.

Congress approved a new fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005. The fiscal regime went into effect on January 1, 2006, but was modified in 2007, 2008, 2009, 2010 and 2011. Under the current fiscal regime, the taxation of Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the taxation of the other subsidiary entities is governed by the Ley de Ingresos de la Federación (Federal Revenue Law, or the Revenue Law) for the applicable fiscal year. The Revenue Law is discussed and approved on an annual basis by Congress.

In 2012 and 2013, the fiscal regime for Pemex-Exploration and Production consisted of the following duties:

Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty)

This duty is applied to the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and the other duties referred to below, subject to certain conditions), and applies to all crude oil and natural gas production other than (1) production from fields located in (a) the Paleocanal de Chicontepec and (b) in the deep waters of the Gulf of Mexico and (2) annual production in excess of an annual “base” level of production from specified marginal fields. A rate of 71.5% applied in 2012 and will apply in subsequent years. Deduction of costs must not exceed U.S. $6.50 per barrel of crude oil and U.S. $2.70 per thousand cubic feet of non-associated natural gas. Production of oil and gas extracted from fields located in Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico and annual production in excess of base production from marginal fields are subject to the Special Hydrocarbons Duty, the Extraction of Hydrocarbons Duty and the Additional Duty on Hydrocarbons.

Derecho Especial sobre Hidrocarburos (Special Hydrocarbons Duty)

A rate ranging from 30% to 36% is applied to the value of extracted production of crude oil and natural gas for the year from the fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico, and the value of production in excess of base production from marginal fields, minus in each case certain permitted deductions (including specific investments, certain expenses and costs, among others, subject to certain conditions).

Derecho sobre la Extracción de Hidrocarburos (Extraction of Hydrocarbons Duty)

A rate of 15% is applied to the value of extracted production of crude oil and natural gas for the year from fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico, and to the annual production in excess of an annual “base” level of production from marginal fields.

Derecho Adicional sobre Hidrocarburos (Additional Duty on Hydrocarbons)

A rate of 52% is applied to the value resulting from the multiplication of (i) the difference between the annual Mexican crude oil export price corresponding to the field from which such crude oil is extracted, and a threshold price of U.S. $67.31 for 2012, by (ii) the extracted volume for the relevant year. This duty is applied only to fields located in the Paleocanal de Chicontepec and in the deep waters of the Gulf of Mexico and production in excess of base production from marginal fields, and only if the Mexican crude oil export price per barrel of the extracted crude oil is greater than the threshold price. Each year, the threshold price at which the duty takes effect is adjusted to take account of inflation, as measured by the change in the U.S. producer price index.

Derecho sobre Hidrocarburos para el Fondo de Estabilización (Hydrocarbons Duty for the Stabilization Fund)

Rates between 1% and 10% are applied to the value of the extracted crude oil production when the weighted average Mexican crude oil export price for a certain year exceeds between U.S. $22.00 and U.S. $31.00 per barrel. These rates apply to all crude oil production other than production from: (1) fields located (a) in the Paleocanal de Chicontepec and (b) in the deep waters of the Gulf of Mexico; and (2) production in excess of an annual “base” level of production from specified marginal fields.

Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)	A rate of 0.65% of the value of extracted crude oil and natural gas production applied in 2012 and will apply in subsequent years.

Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)	A rate of 0.003% is applied to the value of extracted production of crude oil and natural gas for the year.

Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)

A rate of 13.1% is applied to the value resulting from the multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price, by (ii) the annual export volume. The budgeted crude oil price for 2012 was U.S. $84.90 per barrel and for 2013 is U.S. $86.00 per barrel. The Extraordinary Duty on Crude Oil Exports did not have an impact on PEMEX’s cash outflows in 2012 because it was credited against the Hydrocarbons Duty for the Stabilization Fund. A rate of 0.03% is applied to the value of extracted production of crude oil and natural gas, beginning on January 1, 2012.

Derecho para Regular y Supervisar la Exploración y Explotación de Hidrocarburos (Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons)	A rate of 0.03% is applied to the value of extracted production of crude oil and natural gas, beginning on January 1, 2012.

The Federal Duties Law, for purposes of the duties mentioned above, defines the deep water fields as those located in waters with an average depth of 500 meters or greater.

The Federal Duties Law defines marginal fields as those fields that are abandoned or in the process of being abandoned. In 2011, 2012 and 2013, 82 fields, 96 fields and 101 fields were categorized as marginal fields, respectively.

The fiscal regime for Petróleos Mexicanos and its subsidiary entities, with the exception of Pemex-Exploration and Production, consists of the following taxes and duties:

Impuesto a los Rendimientos Petroleros (Hydrocarbons Income Tax)	A tax rate of 30% is applied to net income, as determined in accordance with the Revenue Law for the applicable fiscal year.

IEPS tax	The IEPS tax is an indirect tax on domestic sales of gasoline and diesel that Pemex-Refining collects on behalf of the Government. The IEPS tax on the sale of gasoline and diesel is equivalent to the difference between the international reference price of each product (adjusted by freight costs and quality factors) and the retail price of the product (not including value added tax, the retailers’ margin and freight costs). Thus, the Government ensures that PEMEX retains an amount reflecting the international prices (adjusted as described above) of these products, while the Government collects the difference between the international prices and the prices at which these products are sold in Mexico.

Since 2005, as a result of the new rules to calculate this tax rate, some rates have been negative. The Revenue Law for each of the Fiscal Years of 2006 to 2013 provided that the IEPS tax amounts resulting from applying negative rates could be credited against the IEPS tax liability, and, if in excess, could be credited against the value added tax. Any remaining amount could be credited against the Ordinary Hydrocarbons Duty. Negative IEPS taxes, if any, in 2013 may also be credited in accordance with the same rules.

Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of its subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Since 1994, interest payments by PEMEX on its external debt have been subject to Government withholding taxes. Nevertheless, these taxes do not represent a substantial portion of PEMEX’s total tax liabilities.

PEMEX is also subject to municipal and state taxes, such as real property and payroll taxes. However, because most of PEMEX’s facilities are located on federal property, which is not subject to municipal taxation, real property taxes are not a significant part of PEMEX’s total tax burden. Similarly, payroll taxes do not represent a substantial portion of PEMEX’s total tax liability.

In 2012, PEMEX paid total taxes and duties in the amount of Ps. 902.6 billion (54.8% of sales), as compared to the Ps. 874.6 billion (56.1% of sales) of taxes and duties that were paid in 2011, mainly due to the increase in Mexican crude oil export prices in 2012.

No assurance can be given that PEMEX’s tax regime will not change in the future.

Petroleum Workers’ Union

The Petroleum Workers’ Union represents approximately 72.6% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their own leadership from among their ranks. PEMEX’s relationship with its employees is regulated by the Federal Labor Law and a collective bargaining agreement between Petróleos Mexicanos and the Petroleum Workers’ Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Petroleum Workers’ Union was officially established in 1938, PEMEX has not experienced labor strikes; it has experienced work stoppages for short periods of time, but none of these stoppages had a material adverse effect on operations.

On July 29, 2013, PEMEX and the Petroleum Workers’ Union entered into a new collective bargaining agreement, which became effective on August 1, 2013. The agreement provides for a 3.99% increase in wages and a 1.98% increase in benefits. By its terms, the collective bargaining agreement is scheduled to expire on July 31, 2015.

Legal Proceedings

In May 2005, the SFP announced that it had fined several former officers of Petróleos Mexicanos, alleging that these officers had illegally diverted Petróleos Mexicanos’ funds to members of the Petroleum Workers’ Union. In December 2009, the SFP announced it had fined Mr. Montemayor, former Director General of Petróleos Mexicanos, for Ps. 1,421.1 million. In April 2010, Mr. Montemayor filed an appeal against this penalty before the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Court of Fiscal and Administrative Justice). On January 24, 2013, a judgment was issued confirming Mr. Montemayor’s liability but declaring the economic penalty null and void. As of the date of this report, a final resolution is still pending.

In July 2007, the SFP announced that it had fined, among others, Mr. Raúl Muñoz Leos, former Director General of Petróleos Mexicanos, for Ps. 862.2 million and banned him from holding public sector positions for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04) dated August 1, 2004, between Petróleos Mexicanos and the Petroleum Workers’ Union. On August 25, 2005, Petróleos Mexicanos and the Petroleum Workers’ Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties were appealed by the former officer. On August 4, 2010, the Federal Court of Fiscal and Administrative Justice issued a resolution confirming Mr. Muñoz Leos’ liability for executing this side agreement, but declared the economic penalty null and void. Mr. Muñoz Leos filed a motion to review this resolution and an amparo. On September 6, 2012, the SFP issued a new resolution against Mr. Muñoz Leos confirming the decision to ban him from holding public sector positions for ten years. Mr. Muñoz Leos filed a motion against this resolution before the Tercera Sala Regional Metropolitana (Third Regional Metropolitan Court) of the Federal Court of Fiscal and Administrative Justice, which is still pending as of the date of this report.

In December 2007, the SFP announced that it had fined Mr. Jaime Mario Willars Andrade, former Director General of Pemex-Refining, and Mr. Luis Ricardo Bouchot Guerrero, former Head of the Legal Department of Pemex-Refining, each for Ps. 1,390.3 million for administrative negligence related to the early termination of a long-term supply and services contract for the construction of a methyl tert-butyl ether plant, and that it had banned these officers from holding public sector positions in the future. In April 2009, these former officers appealed these penalties before the Federal Court of Fiscal and Administrative Justice. On September 27, 2011, the Court issued a judgment that confirmed the administrative penalty banning these former officers from holding public sector positions in the future. In addition, the Court declared the economic penalty null and void, requesting the SFP to provide sufficient arguments to support it. The SFP then filed a motion to appeal this resolution. On September 13, 2012, a resolution was issued confirming the judgment previously issued on September 27, 2011.

In March and April 2010, the SFP filed 15 criminal complaints against officers and employees of Pemex-Refining, in connection with a pipeline rupture in Nanchital, Veracruz, the investigation of which is still pending. In addition, the SFP imposed administrative penalties against these officers and employees, as well as against contractors. The officers, employees and contractors filed appeals to the 25 administrative penalties, six of which have concluded with the following results: three penalties were confirmed, two penalties were declared null and void and one penalty was granted an amparo, which now requires a new resolution to be issued. As of the date of this report, final resolutions of the other 19 administrative penalties are still pending.

In May 2010, the SFP filed two criminal complaints, and initiated several administrative proceedings against María Karen Miyazaki Hara, who served as PMI’s Deputy Director of Trading of Intermediate Distillates, for allegedly committing acts of corruption pursuant to which PMI lost revenues of approximately U.S. $13 million. The alleged acts involved the unauthorized sale of ultra-low sulfur diesel for the economic benefit of foreign companies, including Blue Oil Trading Ltd. During November 2010, the administrative proceedings concluded, resulting in Ms. Miyazaki Hara being fined Ps. 164.2 million and receiving a 20 year ban from public sector employment. Ms. Miyazaki Hara filed a claim before the Federal Court of Fiscal and Administrative Justice seeking that this resolution be declared null and void. As of the date of this report, the trial is in the evidentiary stage. Once this stage concludes, the Superior Court of the Federal Court of Fiscal and Administrative Justice will review Ms. Miyazaki Hara’s claim. The investigation of the criminal complaints is still underway.

In December 2010, the SFP announced that it had fined 15 officers and employees of Pemex-Refining and banned them from holding public sector positions for ten years for their alleged involvement in an illegal bidding process for the leasing of four tankers. These officers and employees appealed these penalties. On appeal, six of the resolutions were declared null and void. The SFP filed motions to review against these six decisions, of which one was confirmed and five are still pending. In the remaining nine appeals, the penalties were declared valid, and the former officers filed amparos against these resolutions. Seven of these amparos are still pending and one amparo was granted and now requires a new resolution to be issued. In the remaining amparo, the validity of the resolution was confirmed, and the claim has therefore concluded.

On October 11, 2011, the SFP announced that it had fined three former officers of PMI an aggregate amount of Ps. 267.8 million and had dismissed and fined the Director General of PMI, Ms. María del Rocío Cárdenas Zubieta, for Ps. 238.9 million, for allegedly committing acts of corruption during the period from January 2008 to January 2009. The alleged acts involved the use of improper contracting practices in the purchase and/or sale of petroleum products, which allegedly benefited certain of PMI’s commercial counterparties and resulted in financial harm to PMI in the amount of U.S. $25.7 million. Ms. Cárdenas Zubieta and the implicated ex-officers of PMI were also barred from public sector employment for a period of 10 years and may face criminal charges. These former officers have appealed these penalties and, as of the date of this report, a final resolution is pending.

Actions Against the Illicit Market in Fuels

In conjunction with the Ministry of Finance and Public Credit and the Ministry of Energy, PEMEX has implemented several actions to combat the illegal market in fuels, with the objective of eliminating associated risks to personnel, facilities, the general population and the environment, as well as minimizing losses of PEMEX’s refined products, crude oil and condensates. In addition, PEMEX seeks to prevent or deter theft in the workplace by analyzing information provided by certain measurement systems, field surveillance and control instruments. These include mobile laboratories, volumetric control at service stations, terminal operations measurement, satellite tracking, integrated control systems, closed circuit television and online measurement systems.

In the first three months of 2013, PEMEX implemented several strategic measures in order to decrease incidents of theft in its facilities, including the performance of a technical operational assessment in PEMEX’s facilities, in order to verify the proper application of operating procedures regarding the measurement and distribution of products and to detect those areas most vulnerable to illegal activities. In connection with the effort to combat the incidence of theft in the national pipeline system, and in coordination with the Ministry of National Defense, the Secretary of the Navy and the Federal Attorney General’s Office, PEMEX carried out the identification and sealing of 730 illegal pipeline taps (666 in Pemex-Refining pipelines, 24 in Pemex-Exploration and Production pipelines and 40 in Pemex-Gas and Basic Petrochemicals pipelines) from January through March 2013. The states with the highest incidence of illegal taps in this period were: Tamaulipas with 125, Veracruz with 74, Sinaloa with 54, State of Mexico with 52 and Jalisco with 50. A corresponding criminal report was filed in each of these cases, which resulted in 48 individuals being charged with hydrocarbons theft and 180 individuals being charged with transporting stolen products.

Theft and illegal trade in fuels reduce PEMEX’s revenues by the amount that would have been generated from the sale of the stolen products, and reduce its net income, because the production cost of stolen products is included in PEMEX’s cost of sales. In addition, these criminal acts threaten the integrity of PEMEX’s pipeline system, thereby increasing the associated risks to its personnel, facilities, the general population and the environment and can interfere with PEMEX’s product quality, which can negatively impact consumers and PEMEX’s reputation.

On June 7, 2010, Pemex-Exploration and Production filed a civil claim (4:10-cv-01997) before the United States District Court for the Southern District of Texas against BASF Corporation; Murphy Energy Corporation; Trammo Petroleum Inc.; Valley Fuels LTD; U.S. Petroleum Depot, Inc., as well as against several individuals, for the illegal acquisition, possession and sale of stolen petroleum products from Pemex-Exploration and Production facilities in the Burgos basin. On September 15, 2010, Pemex-Exploration and Production filed an amendment to this civil claim to include Continental Fuels Inc. and High Sierra Crude Oil Marketing, L.P. as defendants. On May 29, 2011, Pemex-Exploration and Production filed an additional civil claim (4:11-cv-02019) against Big Star Gathering LTD L.L.P.; F&M Transportation, Inc.; Joplin Energy, LLC, f/k/a Hutchison Hayes Energy, LLC; Plains All-American Pipeline, L.P.; SemCrude, L.P.; Saint James Oil, Inc.; Superior Crude Gathering Inc.; TransMontaigne Partners, L.P.; Western Refining Company, L.P.; and two individuals. On June 17, 2011, Pemex-Exploration and Production filed a claim against BASF FINA Petrochemicals. On October 4, 2011, these claims were joined into one claim.

The purpose of this and subsequent claims is to prevent the illegal purchase and resale of PEMEX’s products in the United States and to recover damages caused by such activities in an amount up to the value of the stolen natural gas condensate that it alleges was purchased and then resold by the defendants. Subsequently, Pemex-Exploration and Production identified other parties allegedly involved in the illegal purchase and resale of stolen petroleum products originating in Mexico. On January 27, 2012, Pemex-Exploration and Production filed an amendment to this civil claim to include new defendants, including ConocoPhillips, Sunoco Partners Marketing & Terminals L.P., Midstream Transport L.P., Marathon Petroleum Co. L.P., Shell Chemical Co. and Shell Trading US Co. It also sought to add new claims for breach of contract and breach of warranty of title. The United States District Court for the Southern District of Texas ruled on April 10, 2012 that only three of the new defendants could be added and that the new claims could not be added to this civil claim. Subsequently, Pemex-Exploration and Production designated its experts, who filed their testimony in support of the amount of damages sought in the civil claim. The defendants then filed several motions in response to the expert testimony, to which Pemex-Exploration and Production replied by filing additional documentation issued by PMI and Petróleos Mexicanos. On February 7, 2013, the evidentiary stage concluded. As of the date of this report, it is expected that the Court will issue a resolution in connection to this claim no later than early 2014.

As a result of the April 10, 2012 ruling discussed above, on April 12, 2012, Pemex-Exploration and Production filed a new civil claim before the United States District Court for the Southern District of Texas against STUSCO and Shell Chemical Co.; ConocoPhillips; Big Star Gathering LTD, L.L.P.; F&M Transportation, Inc.; Superior Crude Gathering Inc.; Murphy Energy Corporation; High Sierra Crude Oil & Marketing LLC; St. James Energy Operating Inc.; Plains Marketing L.P.; Sunoco Partners Marketing & Terminals L.P.; FR Midstream Transport L.P.; and Marathon Petroleum Co. L.P. This new claim alleges largely the same conversion-based claims asserted in the initial claim discussed above.

In the course of these proceedings, Pemex-Exploration and Production reached out-of-court settlements with several of the defendants, including Valero, Flint Hills Resources, Western Refining Company, L.P., High Sierra Crude Oil & Marketing and AGE Refining. As of the date of this report, Pemex-Exploration and Production has recovered U.S. $11,469,394.25 as a result of these settlements. The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

Tourism

Over the last three decades, the Government has implemented concrete measures to promote the continued growth of the tourism industry to great success. For example, through its Fondo Nacional de Fomento al Turismo (National Fund for Tourism Development), the Government has established tourist centers in Bahías de Huatulco, Cancún, Cabo San Lucas, Ixtapa, Puerto Vallarta and elsewhere. According to preliminary figures, Mexico has also increased its hotel and other lodging capacity from 132,701 rooms in 1970 to 665,416 in 2012.

Mexico’s tourism sector expanded in 2012. As compared to 2011, this sector experienced increases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $12.7 billion, a 7.3% increase from 2011;

•	revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $10.2 billion, a 7.9% increase from 2011;

•	the number of tourists to the interior totaled 13.7 million, a 3.2% increase from 2011;

•	the average expenditure per tourist to the interior totaled U.S. $746.3, a 4.6% increase from 2011;

•	expenditures by Mexican tourists abroad totaled U.S. $5.2 billion, an 11.3% increase from 2011; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $8.4 billion, a 7.9% increase from 2011.

In total, the Mexican tourism sector recorded a U.S. $4.3 billion surplus in the balance of payments in 2012, a 6.3% increase from the U.S. $4.0 billion surplus recorded in 2011.

Increases in this sector continued into the first seven months of 2013. As compared to the first seven months of 2012, the tourism sector experienced increases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $8.3 billion, a 7.2% increase from the same period in 2012;

•	revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $6.8 billion, an 8.4% increase from the same period in 2012;

•	the number of tourists to the interior of Mexico totaled 8.5 million, a 1.8% increase from the same period in 2012;

•	the average expenditure per tourist to the interior of Mexico totaled U.S. $797.3, a 6.5% increase from the same period in 2012;

•	expenditures by Mexican tourists abroad totaled U.S. $3.0 billion, a 9.3% increase from the same period in 2012; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $4.8 billion, a 5.4% increase from the same period in 2012.

In total, the Mexican tourism sector recorded U.S. $3.5 billion surplus in the balance of payments during the first seven months of 2013, a 9.8% increase from the U.S. $3.2 billion surplus recorded during the same period in 2012.

Agriculture

Reform

Historically, the Government has intervened in the agricultural sector to ensure adequate supplies of certain staples of the Mexican diet and to maintain the average income of farming communities. While some of these practices still persist, the Government generally does not intervene in the agricultural distribution chain and instead encourages the market-oriented development of the agricultural sector. This shift in policy is reflected in changes to the land ownership structure and in the Government’s agriculture policy initiatives.

i.	Mexico’s Ejido System of Land Ownership

In 1990, roughly half of Mexico’s agricultural lands were held via the ejido system. An ejido is an area of communal land used for agriculture in which individuals work specific parcels of land but wherein title to the land is held by the community. Ejidos developed as a direct result of the agrarian uprisings during the Mexican Revolution of 1910 and were subsequently provided for and protected under the Constitution. While ejido farmers had the right to use communal lands, these farmers could not rent or otherwise transfer their rights to use such lands before January 1992, except to direct descendants.

Increases in the ejido populations, the subdivision of parcels into smaller and smaller units of production and disincentives to investment inherent in the ejido system led to low productivity levels in community-owned lands. As a result, the Constitution was amended, effective January 1992, to increase the efficiency levels of community-owned lands and to achieve economies of scale. These Constitutional amendments, together with the Ley Agraria (Agrarian Law) enacted by Congress effective February 27, 1992, halted further redistribution of land and permitted ejido farmers to: (1) rent their parcels; (2) transfer the right to use their parcels to obtain financing; and (3) in certain cases, sell their land. Under these reforms, corporations are also now permitted to own agricultural lands, subject to certain limitations.

This modernization of Mexico’s land ownership system has fostered increases in agricultural investment by permitting landowners to: (1) access new sources of capital; (2) transfer land to more efficient producers; and (3) make more efficient use of inputs. The increased productivity of the agricultural sector caused by these reforms has also generated employment opportunities for many farm workers outside of major urban areas. The Government expects these productivity increases to continue notwithstanding that some ejido farmers have chosen to transfer possession of nonviable parcels of land and will likely continue to do so.

ii.	Agriculture Policy

The Government considers its agricultural sector a national priority and has instituted various measures aimed at increasing agricultural productivity and improving the rural population’s standard of living. With respect to increasing agricultural productivity, targeted Government policies include: (1) the consolidation of production into larger units; (2) the expansion of the national irrigation system; and (3) increased availability of credit to farmers. With respect to improving the rural population’s standard of living, the Government has instituted a policy of reviewing agricultural prices to ensure that these prices do not fall below cost. Moreover, the Government has also bolstered the agricultural sector by encouraging private investment in the form of partnerships, joint ventures and supply arrangements between farmers and private sector companies.

Within the Government, the Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación (Ministry of Agriculture, Livestock, Rural Development, Fisheries and Food, or the Ministry of Agriculture) is responsible for developing policies aimed at: (1) increasing food production; (2) maximizing the comparative advantages of the agricultural sector; (3) integrating the activities of rural environment production chains with the rest of the economy; and (4) encouraging collaboration among producers. The Ministry of Agriculture is also responsible for setting any agriculture-related objectives within Mexico’s National Development Plan.

Operating under the direction of the Ministry of Agriculture is the Comisión Nacional de las Zonas Áridas (National Commission of Arid Zones, or the Arid Zones Commission), a decentralized public institution of the Government. The Arid Zones Commission was created by presidential decree on December 5, 1970, and is charged with the development of arid and uncultivated regions in Mexico. Since 2004, this directive has been expanded to include regions affected by harsh weather conditions.

The Arid Zones Commission’s programs are now focused on restoring productivity and promoting practices for soil conservation and rainfall harvesting. One such program is the Conservación y Uso Sustentable del Suelo y Agua (Conservation and Sustainable Use of Soil and Water), which is part of the Programa de Sustentabilidad de Recursos Naturales (Program for the Sustainability of Natural Resources). This program focuses on promoting the conservation, sustainable use and management of soil, water and vegetation used in primary production. These goals are accomplished by encouraging rural communities to: (1) invest in conservation projects; (2) establish and develop procedures for the collection, storage and treatment of rainwater; and (3) employ the use of vegetation cover. This program continued into 2012 and has supported communities affected by soil erosion, degradation of vegetation cover or lack of water. For example, the program facilitated the Government’s collaboration with these communities to build small hydraulic rainwater harvesting systems to collect and store rainwater that would have otherwise caused soil erosion. The Government provided a total of Ps. 489.4 million to fund this program in 2012. Excluding operational costs, these funds were allocated as follows:

•	Ps. 218.8 million was allocated to regions experiencing “extreme” drought conditions, such as Coahuila, Chihuahua, Durango, San Luis Potosí and Zacatecas;

•	Ps. 203.6 million was allocated to regions experiencing “severe” drought conditions, such as Aguascalientes, Guanajuato, Hidalgo, Jalisco, Michoacán, Nuevo León, Querétaro, Sonora and Tamaulipas; and

•	Ps. 52.5 million was allocated to other regions, including Baja California Sur, Guerrero and Oaxaca.

Also operating under the direction of the Ministry of Agriculture is the Apoyos y Servicios a la Comercialización Agropecuaria (Support and Services for Agricultural Trading), a decentralized administrative agency of the Ministry of Agriculture created by presidential decree on April 16, 1991. This agency was created to enhance the export of Mexican agricultural products and to reduce the competitive disadvantages facing Mexican agricultural producers. The agency supports the agricultural sector by: (1) subsidizing grains and oilseed producers; (2) facilitating access to commodities futures markets to stabilize product prices and thereby encourage increased production; (3) generating and disseminating market information; and (4) promoting exports. The agency also operates and administers the Programa de Apoyos Directos al Campo (Direct Field Support Program), which was created in 1993.

The Direct Field Support Program provides local agricultural producers with Government funds if they meet certain qualifications. These Government funds are intended to help offset the subsidies that foreign competitors receive from their respective governments. Funding is available to those that fall into one of three categories: (1) owner-producers; (2) holders in good faith; or (3) tenants of eligible land. Domestic producers may also voluntarily enroll in this program, regardless of farm size, land type, irrigation method, mode of production or political affiliation. This program also provides financial support for the harvest of any legal or ecological project crop, as authorized by the Secretaría de Medio Ambiente y Recursos Naturales (Department of Environment and Natural Resources, or SEMARNAT). More than four million applications have been filed for aid under this program each year. Ultimately, the program reaches over three million producers, covering a total area of approximately 14 million hectares.

On October 31, 1995, the Government, along with state governments and representatives of Mexico’s agricultural and rural sectors, established a national rural development program known as Alianza para el Campo (Rural Alliance). In 2002, this program was renamed Alianza Contigo (Alliance with You). This program has five stated goals: (1) improving agricultural production and productivity; (2) promoting investment and the capitalization of the agricultural sector; (3) promoting strategic agricultural products; (4) developing a tropical and subtropical agricultural system; and (5) investigating and transferring technology. This program, along with the other aforementioned programs, have played a key role in the Government’s strategy to improve the economic and social conditions of lesser developed sectors of Mexican society.

To further reform the agricultural sector, the Government has increased its budget expenditures to invest in rural infrastructure and to continue modernizing the agricultural sector generally. The Government expects that additional investments in agriculture will be needed in the future to further improve these areas.

Industry Performance

According to preliminary figures, the agriculture sector (including livestock, fishing, forestry and hunting) accounted for approximately 3.0% of Mexico’s total GDP in 2012, representing a 6.6% increase in agricultural output as compared to 2011. This increase in output was primarily due to the accelerated growth of the agriculture sector during the second half of 2012 and a recovery in the production of barley grain, safflower, beans, tomatoes and corn grain.

According to preliminary figures, approximately 14.3% of Mexico’s economically active population were employed within the agriculture industry as of December 31, 2012. These workers cultivated approximately 54.1 million acres of land, totaling approximately 11.1% of the country’s total area. Moreover, approximately 50.7 million acres were harvested by these workers, of which approximately 27.1% were irrigated.

Mexico is the second-largest agricultural trading partner of the U.S., only behind Canada. With respect to agriculture trading, Mexico accounted for 15.9% of agricultural exports into the U.S. (a 3.5% increase from 2011) and 13.4% of agricultural imports from the U.S. (a 3.0% increase from 2011) in 2012. The main agricultural exports in 2012 were tomatoes, pepper, avocado, coffee and strawberries.

According to preliminary figures, Mexico’s agriculture industry continued to expand in 2013. During the first two quarters of 2013, the agriculture sector increased by 0.4% in real terms and accounted for approximately 3.0% of Mexico’s GDP. In addition, as of March 31, 2013, the agricultural industry employed approximately 13.4% of the economically active population.

Sugar Industry

i.	Industry Performance

From 2011-2012, sugar harvesting levels decreased. The 2011-2012 harvest yielded 5.0 million tons of sugar, as compared to the 5.2 million tons of sugar yielded during the 2010-2011 harvest.

As of July 13, 2013, which is week 41 of the 2012-2013 sugar production cycle, 1.9 million acres have been harvested and 7.0 million tons of sugar have been produced.

ii.	Appropriation and Regulation of the Sugar Industry

In September 2001, the Government took control of 27 sugar mills that were experiencing structural and financial problems. In doing so, the Government acquired roughly 46.7% of Mexico’s sugar industry. To administer these assets, a trust named the Fondo de Empresas Expropiadas del Sector Azucarero (Expropriated Sugar Companies Fund) was created. A Government-owned development bank was designated and still serves as the trustee for this fund. However, the Mexican sugar industry has since become over-encumbered and, accordingly, the Government is attempting to reorganize and restructure the industry, while preserving as much employment as possible.

Several parties, including creditors of certain sugar companies whose mills were acquired by the Government, have filed claims against the Government for the appropriation of these mills (mainly Grupo Machado and Grupo Santos, former owners of 10 appropriated sugar mills). On February 19, 2004, the Supreme Court ruled in favor of claims challenging Mexico’s acquisition of four Grupo Azucarero México, S.A. de C.V. (“GAM”) subsidiary sugar mills. Under this ruling, the Supreme Court ordered the Government to return the four unconstitutionally seized mills to the shareholders of each mill. Another claim made by a fifth subsidiary of GAM was voluntarily withdrawn before the Court’s ruling. The Government has since complied with the Supreme Court ruling by returning the four mills to GAM. Regarding the remaining 23 mills, 14 have since been sold and are operating under private administration. The others are expected to be sold shortly.

In August 2007, the Government amended the Statutory Contract (Contrato-Ley), which regulates sugar industry workers. This amendment’s main objective was to modernize the labor relations of the sugar industry, thereby making the industry more competitive. Among the most relevant changes are new rules delineating the promotion of workers based on merit and productivity, as well as additional retirement benefits.

Transportation and Communications

The modernization and expansion of the country’s infrastructure is one of the main national priorities. On February 6, 2008, the Government created the National Infrastructure Fund. This Fund is intended to help administer the National Infrastructure Program by providing requisite financing for the modernization and expansion of the country’s infrastructure. Infrastructure investments are mainly directed at the transportation and communications sector, the environmental protection sector and the tourism sector. Under the National Infrastructure Fund, the Government has authorized infrastructure expenditures in the following amounts: (1) Ps. 32.0 billion for 2010; (2) Ps. 36.0 billion for 2011; and (3) approximately Ps. 32.0 billion for 2012. In total, the Government has provided approximately Ps. 1,978 billion to modernize and expand the country’s infrastructure from 2007 to 2012.

During 2012, the transportation and warehousing sector increased by 4.4% in real terms as compared to a 4.0% increase in real terms in 2011. The following preliminary figures represent the Government’s total infrastructure expenditures in the transportation and communications sector from 2007 to 2012:

•	Ps. 159 billion was invested in road infrastructure;

•	Ps. 16 billion was invested in seaport infrastructure;

•	Ps. 32 billion was invested in airport infrastructure;

•	Ps. 27 billion was invested in railway infrastructure; and

•	Ps. 19 billion was invested in communications infrastructure.

The remainder was invested in: (1) water supply; (2) irrigation and flood control; (3) electrical infrastructure; (4) hydrocarbons production; and (5) refining, gas production and petrochemicals production infrastructure.

Roads

According to preliminary figures, at December 31, 2012, Mexico’s road network totaled an estimated 232,556 miles (374,262 km), of which 87,838 miles (141,361 km) consisted of paved roads and of which 5,256 miles (8,459 km) consisted of toll expressways.

Mexico’s road network was mostly built and maintained by the Government. By the end of the 1980s, the coverage and condition of Mexico’s road infrastructure was insufficient to support both the expansion and the modernization of the Mexican economy. Moreover, traffic patterns were increasing due to the expansion of foreign trade and investment. Lacking the public resources to finance the expansion of its roads and highways, the Government granted private sector companies long-term concessions, allowing these companies to construct, operate and maintain toll roads. According to preliminary figures, the granting of these concessions helped expand Mexico’s toll expressways by approximately 4,162 miles (6,698 km) from 1990 to 2012.

These privatized toll expressways experienced financial problems almost immediately due to high tolls (thereby discouraging their use), higher than expected construction costs and traffic volumes that were lower than originally projected. In response to this problem, the Government approved a toll road restructuring program in 1997 aimed at providing financial relief for toll road owners. This program guaranteed the maintenance of the toll roads and established a viable foundation for the further development of the country’s highway infrastructure. Under this program, the Government reacquired 23 of the 52 toll expressway concessions granted through 1994. Between May 2003 and February 2013, the Government auctioned 19 of the reacquired concessions to private sector operators. In August 2011, the Government also granted an additional 30-year private-sector concession for the Libramiento Sur de Guadalajara and Libramiento de Tepic toll expressways. In November 2012, the Government also auctioned the development and administration of the Palmillas – Apaseo El Grande toll expressway for a 30-year period and allowed five private sector companies (Controladora de Operaciones de Infraestructura, S.A. de C.V., Aldesa Construcciones S.A., Concesiones Aldesem S.A. de C.V., Proyectos Apaseo Palmillas S.A. de C.V. and Gestora y Mantenedora de Caminos Mexicanos S.A. de C.V.) to provide development and administration services for this toll expressway. Currently, the Government is also considering auctioning the development and administration of the Guanajuato- San Miguel de Allende and Siglo XXI tramo Jantetelco – El Higuerón toll expressways.

Seaports

During 2012, the amount of cargo transported via Mexican seaports totaled 282.1 million tons, a 0.3% decrease as compared to 2011.

As with its roads network, the Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s seaport facilities over the last decade. The 1993 Ley de Puertos (Ports Law) allows the Government to grant a 50-year concession for the construction and operation of port facilities. In exchange, private sector operators are expected to develop and modernize the seaport facilities, as well as any surrounding transportation infrastructure. During 1993, private sector operators were granted the ability to construct, manage and operate 64 seaport facilities. Since then, an additional 131 seaport concessions have been granted, including four in 2012.

Notwithstanding the recent large-scale grant of concessions, the Government still operates a significant portion of Mexico’s principal seaport facilities.

Aviation

Airports located in major Mexican cities, such as Mexico City, Guadalajara and Monterrey, are serviced by both domestic and international airlines, while airports located in smaller cities are limited to scheduled service by domestic airlines.

During 2012, the number of airline passengers on international flights to and from Mexico increased by 7.0% as compared to 2011.

Railway

Mexico’s railway system carries an estimated 26% of all freight moved in Mexico. Until 1995, this railway system was operated through the state-owned railroad monopoly called Ferrocarriles Nacionales de México (the National Railways of Mexico). Pursuant to a 1995 law governing railways, the Government divided its railway system into three regional lines, several short lines and one railway terminal in the Valley of Mexico. By the end of 1999, the three regional lines were sold. In addition, the Government sold 75% of its ownership interest in the Valley of Mexico terminal to the new owners of the three regional lines.

In connection with this process, the Government granted concessions covering approximately 98% of the country’s railway freight services (in terms of the volume of transportation services) and 81% of the country’s total railway network. In August 2005, the Government granted Ferrocarriles Suburbanos, S.A. de C.V. the right to provide passenger railway transportation services. In October 2005, the Government also allowed Ferrosur, S.A. de C.V. to provide both freight and passenger railway transportation services. The Government has not auctioned off any other railway concession since 2005. See “The Economy—The Role of the Government in the Economy; Privatization—Railways.”

In June 2007, Compañia de Ferrocarriles Chiapas-Mayab, S.A. de C.V. decided to stop operating the Chiapas-Mayab railway line and to stop providing railway freight transportation services. As a result, the Government seized the company’s assets to protect the Government’s rights and guarantee the provision of railway freight transportation services to the public. In addition, the Government appointed Ferrocarril del Itsmo de Tehuantepec, S.A. de C.V., which is Government-owned, as the railway operator in order to provide railway freight transportation services on an interim basis. Compañia de Ferrocarriles Chiapas-Mayab subsequently filed a claim against the Government’s seizure of this line, which was dismissed in May 2008.

Communications

At December 31, 2012, Mexico had an estimated 16.9 telephone lines in service per 100 inhabitants, as compared to an estimated 15.5 telephone lines in service per 100 inhabitants at December 31, 2003.

Telmex, which held a Government monopoly over domestic and international long-distance telephone services in Mexico until August 1996, was privatized in December 1990.

Construction

During 2012, the output of the construction sector increased by 1.9% in real terms, as compared to a 4.0% increase in real terms during 2011. The construction sector is subject to cyclical trends and is one of the sectors most affected by changes in Governmental and private sector expenditures. As such, the construction sector has largely benefited from the recent reconstruction, modernization and expansion of the federal highway network, as well as other infrastructure-, residential- and industrial-related construction projects.

Mining

During 2012, the mining, petroleum and gas sector increased by 1.7% in real terms, as compared to a decrease of 0.4% in 2011. This decrease was mainly due to a decreased production of heavy crude oil and natural gas. Extractive mineral exports (excluding oil) also increased by 20.7% in nominal terms in 2012 as compared to 2011. This increase was mainly due to increased platinum, mercury, tantalum and vanadium exports. In total, extractive mineral exports (including oil and oil products) accounted for 15.6% of total merchandise exports (including in-bond industry exports) in 2012.

Mexico has a substantial and varied array of mineral resources and is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc. Mexico’s domestic production of minerals satisfies most of its industrial needs and enables it to export silver, copper, sulfur and iron.

Under the Constitution and applicable Mexican laws, mineral mining activities may only be carried out by the Government or, alternatively, by Mexican individuals or corporations if issued a Government concession. Foreign investment in Mexican mining companies is permitted under Mexican laws, with the exception of any mining of radioactive minerals. Foreign investment and mining regulations permit foreign investors to hold, on a temporary basis, a majority interest in any Mexican company engaged in mining activities. These foreign investment regulations are aimed at promoting the development of the mining industry, as they allow for: (1) broader exploration; (2) the discovery of new financing sources; and (3) further domestic technology development. Under Mexico’s Ley Minera (Mining Law), private companies are granted concessions to explore for up to six years and to mine for up to 50 years.

Electric Power

Increased access to electricity is a Government priority. As of December 31, 2012, approximately 98.1% of the total population had access to electric power. Of the total population, approximately 99.3% of Mexico’s urban population and 94.0% of Mexico’s rural population had access to electricity.

The Government continues to invest in electricity generation, transmission and distribution infrastructure to address Mexico’s growing demand for electricity. From January to June 2013, the Government invested approximately Ps. 23 billion in the electric energy sector, which was allocated as follows:

•	approximately Ps. 15.6 billion was invested in energy generation infrastructure; and

•	approximately Ps. 7.4 billion was invested in energy transmission infrastructure.

The diversification of energy resources is also an important objective of the Government. The total energy generated in 2012 was produced by the following diverse sources:

•	68.4% was produced by hydrocarbons plants;

•	21.8% was produced by hydroelectric plants;

•	5.0% was produced by coal-fired plants;

•	3.1% was produced by nuclear power plants;

•	1.6% was produced by geothermal plants; and

•	0.2% was produced by wind plants.

In 2012, these energy sources produced 261,894.6 gigawatt hours of electricity, an increase of 1.1% as compared to 2011 (and an overall increase of 11.0% since 2008). Mexico exported 1,116.7 gigawatt hours of this electricity in 2012, as compared to 1,292.5 gigawatt hours in 2011. However, as of December 31, 2012, installed generating capacity was 53,114.3 megawatts, an increase of 1.1% from 2011. Domestic energy generation in 2012 was further supplemented by imports of electricity totaling 2,166.1 gigawatt hours.

The Constitution and applicable Mexican laws state that the generation, transmission, transformation and distribution of electricity constitutes a public service, and therefore such activities are exclusively reserved to the Government. Generating capacity is mainly held by the public sector through the CFE. The CFE’s financing and investment plans are updated annually and require Congressional approval.

As of December 31, 2012, approximately 91.0% of electric generating capacity was held by the Government under the CFE. The remainder is held by privately owned facilities. Private investors are allowed to participate in the electric energy sector in several ways. Under the 1992 Ley del Servicio Público de Energía Eléctrica (Electric Energy Public Service Law), electricity can be produced by self-suppliers (those who generate electricity for their own sustenance), cogenerators (those who generate electricity using thermal energy and other similar fuels), independent producers (those who generate electricity with a plant capacity of over 30 megawatts) and de minimis producers (those who generate electricity to sell their production to the CFE, to small rural communities or to isolated areas without electricity). The production of electricity is subject to the following restrictions: (1) self-suppliers and cogenerators must sell all excess production to the CFE; and (2) independent producers must sell their production to the CFE or export it when authorized. This law also allows for foreign investment in the Mexican electric energy industry, although there has not been much foreign investment in this sector to date. Notably, a consortium of both U.S. and Mexican companies built the first independent production power plant, the Samalayuca II 700 megawatt combined cycle thermoelectric power generation facility, near Ciudad Juarez, Mexico. This power plant is now being leased to the Government.

FINANCIAL SYSTEM

Mexico’s financial system is composed of the following institutions:

•	commercial banks;

•	national development banks;

•	securities brokerage houses;

•	development trust funds; and

•

other non-bank institutions (such as bonded warehouses, bonding companies, factoring companies, financial leasing companies, foreign exchange houses, insurance companies and limited-scope financial institutions).

Pursuant to the Ley Para Regular Las Agrupaciones Financieras (Financial Groups Law), multiple financial service companies may operate as a single group, provided that: (1) each financial service company is organized as a separate company; and (2) those financial service companies are owned by a single financial service holding company. In addition, under this law, each financial service holding company must own at least two financial service companies. These two financial service companies can be of the same type, with the lone exception being that a financial group cannot be formed by only two sociedades financieras de objeto multiple (multiple purpose financial companies).

Under the Organic Law of the Federal Public Administration, the Ministry of Finance and Public Credit is responsible for, among other things: (1) the coordination and supervision of Mexico’s financial system; and (2) the formulation of Mexico’s fiscal policy. In addition to the Ministry of Finance and Public Credit, the principal authorities that regulate Mexican financial institutions are:

•	Banco de México;

•	the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission);

•	the Comisión Nacional de Seguros y Fianzas (National Insurance and Surety Bonds Commission); and

•	the Comisión Nacional del Sistema de Ahorro para el Retiro (Retirement Savings Commission).

Central Bank and Monetary Policy

Central Bank

Banco de México, chartered in 1925, is the Mexico’s central bank. Banco de México is Mexico’s primary authority for executing the country’s monetary policy and regulating both currency and credit. It is authorized by its regulatory law to: (1) regulate interest rates payable on time deposits (interest-bearing bank deposits that have a specified date of maturity); (2) establish minimum reserve requirements for credit institutions: and (3) provide discount credit facilities for certain types of bank loans. At December 31, 2012, Banco de México had assets totaling Ps. 2,287.8 billion (U.S. $176.4 billion).

In 1993, a Constitutional amendment relating to both Banco de México’s role and its primary activities with respect to the Mexican economy went into effect. The amendment strengthened Banco de México’s authority with respect to its role in monetary policy, foreign exchange and other related activities, as well as the regulation of the financial services industry generally. This amendment sought to reinforce Banco de México’s independence, which would allow it to act as a counterbalance to both the executive and legislative branches in matters of monetary policy.

In 1994, a new Banco de México regulatory law went into effect, providing the institution with the greater degree of autonomy prescribed under the 1993 Constitutional amendment and establishing the Foreign Exchange Commission, which is in charge of setting the nation’s exchange rate policies. Following the enactment of this law, Banco de México has been managed by a five-member Junta de Gobierno (Board of Governors), consisting of one Governor and four Deputy Governors, appointed by the President and confirmed by the Senate. The Governor of Banco de México is appointed for a six-year term beginning on January 1 of the fourth year of each Presidential administration. On December 28, 2009, President Calderón appointed Mr. Agustín Guillermo Carstens Carstens as Governor of Banco de México for a six-year term that commenced on January 1, 2010.

Monetary Policy

The principal objective of the Government’s monetary policy has been and continues to be the reduction of inflation. Accordingly, in the past, Banco de México has decreased the availability of domestic credit when: (1) the exchange rate depreciated; (2) capital outflows occurred; or (3) inflation was higher than projected. In 1995, Banco de México introduced new reserve requirements (which were intended to limit the amount of bank overdrafts in their Banco de México accounts) to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. Banco de México has also established quarterly targets for the expansion of net domestic credit for each quarter since 1996.

Prior to 2008, Banco de México used a corto or “short” mechanism to induce the changes in interest rates needed to achieve its inflation objectives. Under this mechanism, Banco de México would set a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period would close. Banco de México would then control that amount by restricting the amount of credit it auctioned to banks on a daily basis.

Since January 21, 2008, Banco de México has used the Tasa de Fondeo Bancario (overnight interbank funding rate) instead of the corto mechanism as its primary monetary policy instrument. Under this policy, Mexico’s overnight interbank funding rate changes when medium-term inflation projections deviate from the target of 3.0% (+/-1.0%). Since the global economic crisis, the minimum overnight interbank funding rate has consistently decreased from 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. The funding rate remained at 4.50% until March 8, 2013, when it decreased once again to 4.00% on March 8, 2013, to 3.75% on September 6, 2013 and to 3.50% on October 25, 2013. This decision came after concerns regarding a lower than expected September inflation rate of approximately 2.5%. As of the date of this document, the overnight funding rate remained at 3.50%.

2012 and 2013 Monetary Programs

Consistent with Mexico’s monetary program for 2012, the principal objective of Mexico’s 2013 monetary program is to achieve an inflation rate at or below the permanent target of 3.0% (+/-1.0%), which is intended to stabilize the purchasing power of the Mexican peso. Mexico’s monetary program for 2013 is comprised of the following features:

•	an explicit, multi-year plan to control inflation;

•	an analysis of the economy and inflationary pressures;

•	a description of the tools used by Banco de México to achieve its objectives;

•	a communication policy that promotes transparency, credibility and effective monetary policy; and

•	a provision that encourages/promotes the expedient adoption of monetary policy measures, which are meant to reduce inflation and prevent its effects on the formation of prices.

Consumer inflation, as measured by the NCPI, during 2012 was 3.6%, which was within the expected deviation from the inflation target for the year and 0.25 percentage points lower than consumer inflation during 2011.

Money Supply and Financial Savings

Banco de México’s monetary aggregates, introduced in July 1999, measure financial savings provided by both internal and external financial sources, separating residents’ and nonresidents’ savings in both markets. In addition, the monetary aggregates differentiate public and private sector financial savings. Banco de México’s monetary aggregates are defined as follows:

•

M1 consists of bills and coins held by the public, plus: (1) checking accounts denominated in local currency and foreign currency; (2) interest-bearing deposits denominated in pesos and operated by debit cards; and (3) savings and loan deposits;

•

M2 consists of M1, plus: (1) bank deposits; (2) Government-issued securities; (3) securities issued by firms and non-bank financial intermediaries; and (4) Government and INFONAVIT liabilities related to the Retirement Savings System;

•	M3 consists of M2, plus financial assets issued in Mexico and held by non-residents; and

•	M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated.

Money Supply

	December 31,										July 31, 2013(1)
	2008		2009		2010		2011		2012
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	494,400	Ps.	537,070	Ps.	599,363	Ps.	665,916	Ps.	734,034	Ps.	680,769
Checking deposits
In domestic currency		623,403		654,923		794,128		934,698		979,413		958,097
In foreign currency		117,784		139,506		128,134		132,854		163,611		176,087
Interest-bearing peso deposits		244,105		276,680		304,404		341,113		393,231		392,415
Savings and loan deposits		3,229		6,464		7,289		8,599		9,760		9,585

Total M1	Ps.	1,482,920	Ps.	1,614,642	Ps.	1,833,317	Ps.	2,083,179	Ps.	2,280,049	Ps.	2,216,954

M4	Ps.	6,680,585	Ps.	7,126,818	Ps.	8,037,240	Ps.	9,330,572	Ps.	10,684,893	Ps.	11,111,719

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

i.	2011-2012

At December 31, 2012, the M1 money supply increased by a rate of 5.7% in real terms, as compared to a rate of 9.4% in real terms in 2011. This decrease in the money supply’s growth rate was mainly due to decreased growth of checking deposits denominated in domestic currency as compared to 2011.

Financial savings—defined as the difference between the monetary aggregate M4 and bills and coins held by the public—increased by a rate of 10.9% in real terms in 2012, as compared to a rate of 12.2% in 2011. This slower growth rate was attributable to a significantly lower rate of savings generated by residents during 2011 to 2012, as compared to 2010 to 2011. During 2011 to 2012, there was a 4.5% increase in real terms in savings generated by residents, as compared to a 7.6% increase in real terms in savings generated by residents during 2010 to 2011.

At December 31, 2012, the monetary base totaled Ps. 846.0 billion, a 10.8% nominal increase from the level of Ps. 763.5 billion at December 31, 2011. From December 31, 2010 to December 31, 2011, the monetary base increased by 10.1% in nominal terms.

At December 31, 2012, Banco de México’s net domestic credit registered a negative balance of Ps. 1,320.3 billion, as compared to a negative balance of Ps. 1,318.1 billion at December 31, 2011.

ii.	2012-2013

At July 31, 2013, Mexico’s M1 money supply was 4.7% greater in real terms than the level on July 31, 2012. The amount of bills and coins held by the public was 0.5% lower in real terms than at July 31, 2012. In addition, at July 31, 2013, the aggregate amount of checking account deposits denominated in pesos was 4.3% greater in real terms than at the same date in 2012.

At July 31, 2013, financial savings were 5.8% greater in real terms than financial savings at July 31, 2012. Savings generated by Mexican residents increased by 3.1% and savings generated by non-residents increased by 19.1%, each in real terms and as compared to the same period of 2012.

At November 3, 2013, the monetary base totaled Ps. 785.6 billion, a 7.1% nominal decrease from the level of Ps. 846 billion at December 31, 2012, due to a lower demand for bills and coins held by the public.

Banking System

Commercial Banks

In September 1982, the Government nationalized all private Mexican commercial banks. In November 1982, the Constitution was amended to implement this nationalization, under which the Government was granted a monopoly in providing banking and credit services. From 1982 to 1988, the number of banking institutions was reduced from 68 to 18.

Effective June 28, 1990, however, the Constitution was again amended to permit Mexican individuals and financial holding companies to own controlling interests in Mexican commercial banks. Subsequently, the Banking Law was enacted to regulate the ownership and operation of Mexican commercial banks. Pursuant to the Banking Law, Mexico began to once again privatize commercial banks. By July 6, 1992, the Government had privatized and sold all 18 state-owned commercial banks. The proceeds from these sales exceeded U.S. $12 billion.

On January 1st, 1994, concurrent with the ratification of NAFTA, amendments to several laws relating to financial services, such as the Banking Law and the Ley del Mercado de Valores (Securities Market Law), went into effect. These amendments permitted non-Mexican financial groups and financial intermediaries to engage in various activities in the Mexican financial system, including banking and securities activities, by acting through Mexican subsidiaries. In April 1994, the Ministry of Finance and Public Credit issued regulations that implemented these provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions was not permitted to exceed 25% of the total net capitalization of all Mexican banks prior to January 1, 2000 (excluding certain acquisitions pursuant to a program approved by the Ministry of Finance and Public Credit).

In December 1998, Congress approved legislation introducing additional financial and banking reforms. These reforms did not affect the general foreign ownership restrictions under the Banking Law, but removed the largest Mexican banks’ remaining foreign ownership restrictions.

At July 31, 2013, there were 43 commercial banks registered with the National Banking and Securities Commission.

Development Banks

The Mexican banking system includes various development banks. At July 31, 2013, there were six development banks in Mexico:

•	Banco del Ahorro Nacional y Servicios Financieros, S.N.C.;

•	Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.;

•	Banco Nacional de Comercio Exterior, S.N.C. (Bancomext);

•	Banco Nacional de Obras y Servicios Públicos S.N.C. (Banobras);

•	NAFIN; and

•	Sociedad Hipotecaria Federal, S.N.C.

The most important development banks are NAFIN, Bancomext and Banobras. Their respective principal activities are as follows:

•

NAFIN’s principal activities include: (1) granting credit to small- and medium-sized businesses; (2) promoting the development of the securities market; and (3) serving as the Government’s financial agent in certain international transactions.

•

Bancomext’s principal activities include: (1) granting export- and import-related credit; and (2) issuing guaranties to private- and public-sector entities in the promotion of foreign trade. On June 13, 2007, a public trust known as ProMéxico was created to assume certain of Bancomext’s foreign trade and foreign investment responsibilities. This trust is supervised by the Ministry of Economy.

•

Banobras’ principal activities consist of: (1) providing short, medium- and long-term financing to both public enterprises and federal, state and municipal governments; and (2) granting credit for low-income housing.

The Government owns a substantial majority of each development bank’s capital. In addition, under the laws establishing NAFIN, Bancomext and Banobras, the Government is responsible, at all times, for the transactions entered into by these development banks with foreign private, governmental and inter-governmental institutions, among others.

Banking Supervision and Support

National Banking and Securities Commission

Under the Banking Law, the National Banking and Securities Commission is responsible for supervising both commercial and development banks. Pursuant to this supervisory authority, the National Banking and Securities Commission has the authority to impose sanctions for a bank’s failure to comply with the Banking Law or any regulations promulgated thereunder.

The National Banking and Securities Commission is administered by a board of directors composed of thirteen members. Five of the members are appointed by the Ministry of Finance and Public Credit, three members are appointed by Banco de México, one member is appointed by the National Commission for the Retirement Savings System and one member is appointed by the National Insurance and Surety Bonds Commission. The remaining three members include the National Banking and Securities Commission’s president and two of its vice presidents.

In overseeing financial holding companies, banks and securities dealers, the National Banking and Securities Commission has the power to declare an intervención (managerial intervention). Pursuant to this power, the National Banking and Securities Commission may intervene and manage a financial group at either the holding or operating company level. From 1994 to 1996, the National Banking and Securities Commission exercised its authority to intervene in the management of a number of Mexican financial institutions, including: (1) Cremi/Union financial group; (2) Grupo Financiero Asemex Banpaís, S.A. de C.V. and its banking and insurance subsidiaries; (3) Banco Capital, S.A; and (4) Banco del Sureste, S.A.

Bank Supervision Policy

i.	Bank Supervision Policies from 1991-1994

From 1991 through 1994, the Government promulgated rules that, among other things, established procedures for classifying loans as “non-performing.” The Government also promulgated rules that established loan loss reserve requirements and capital adequacy standards for Mexican commercial and development banks. Pursuant to these latter rules, Mexican banks are required to maintain capitalization levels consistent with international standards.

ii.	The Mexican Peso Crisis of 1994-1995

The peso devaluation that occurred in 1994-1995, and the ensuing financial crisis, created concerns about the stability of the Mexican banking system. The combination of devaluation, higher domestic interest rates and contraction in real GDP weakened the quality of the assets held by Mexican banks. In turn, this caused the capitalization of several banks to fall below the minimum required levels and created funding difficulties for many banks.

Starting in 1995, the Government instituted various programs to rescue troubled banks and a number of additional measures to generally support the banking system. These programs and measures include, among others:

•	an increase in the capitalization requirements for Mexican banks, including new capital reserve requirements introduced by Banco de México;

•	an increase in permitted foreign and domestic investment in Mexican financial institutions;

•	the strengthening of the National Banking and Securities Commission’s power to supervise and intervene in the activities of financial holding companies;

•	the creation of a number of debtor support programs to restructure past-due loans;

•

the provision of foreign exchange credit windows through the Fondo Bancario de Protección de Ahorro (Banking Fund for the Protection of Savings, or FOBAPROA) to help banks meet U.S. dollar liquidity needs (all drawings of which have since been repaid);

•	the establishment of the Programa de Capitalización Temporal de la Banca (Temporary Capitalization Program), a voluntary program to assist viable but undercapitalized banks;

•	the Ministry of Finance and Public Credit’s approval of recapitalization plans for twelve of Mexico’s financial institutions; and

•

the National Banking and Securities Commission’s adoption of significant changes to the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

iii.	IPAB

In 1999, the Government restructured its program to rescue troubled banks. Under the revised scheme, FOBAPROA was replaced by IPAB, which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under these financial reforms.

Like FOBAPROA before it, IPAB manages a deposit insurance program. During 1999, IPAB began to gradually introduce deposit insurance limits. This deposit insurance is assessed per person or entity, per banking institution. Currently, deposit insurance is limited to 400,000 Unidades de Inversión (UDIs), an index unit of funds that can be traded in currency markets and whose value in pesos is indexed to inflation on a daily basis as measured by the change in the NCPI. As of November 4, 2013, one UDI was worth Ps. 4.992942.

Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities are not considered public sector debt. In emergency situations, IPAB is permitted to obtain additional financing every three years, in an amount not to exceed 6% of Mexican banking institutions’ total liabilities, without Congressional authorization. As of June 30, 2013, IPAB’s debt totaled Ps. 901.4 billion, as compared to Ps. 884.2 billion at December 31, 2012.

In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells, through auctions conducted by Banco de México, peso-denominated debt securities in Mexico known as Bonos de Protección al Ahorro (Savings Protection Bonds, or BPAs). IPAB uses the proceeds of these sales to: (1) service its maturing obligations; (2) improve its debt maturity profile; and (3) reduce its financing costs. IPAB offers the following types of Savings Protection Bonds:

•

BPAs have a three-year maturity and pay interest monthly at a rate (reset monthly) equal to the greater of the 28-day Cetes rate and the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB placed a total of Ps. 52.0 billion of BPAs in the market in 2012, as compared to Ps. 49.4 billion of BPAs sold in 2011.

•

BPAs with trimestral interest payments (BPATs) have a five-year maturity and pay interest every 91 days at a rate (reset quarterly) equal to the 91-day Cetes rate. IPAB placed a total of Ps. 21.5 billion of BPATs in the market in 2012, as compared to Ps. 98.8 billion of BPATs sold in 2011.

•

BPA182s have a seven-year maturity and pay interest every 182 days at a rate (reset every six months) equal to the 182-day Cetes rate. IPAB placed a total of Ps. 67.0 billion of BPA182s in the market in 2012, as compared to Ps. 80.6 billion of BPA182s sold in 2011.

In addition to the activities described above, IPAB has undertaken the sale of loan portfolios and other assets acquired by FOBAPROA during 1994-1996. Significant sales of commercial loan assets since the beginning of 2009 include:

•

In February 2009, IPAB auctioned a bundle of commercial loans of Estrategia Bursátil S.A. de C.V. Casa de Bolsa. The amount received for this loan portfolio was Ps. 1.7 million. The net proceeds from this transaction represented 190.4% of the portfolio’s face value of Ps. 0.9 million.

•

In September 2010, IPAB auctioned a bundle of trusts pertaining to Banco del Centro S.A. and Banpaís, S.A. The amount received for this trust portfolio was Ps. 26.9 million. The net proceeds from this transaction represented 7.2% of the portfolio’s face value of Ps. 374.6 million.

•

In December 2011, IPAB auctioned a bundle of commercial loans of Banco Unión, S. A. The amount received for this loan portfolio was Ps. 0.1 million. The net proceeds from this transaction represented 4.0% of the portfolio’s face value of Ps. 2.6 million.

•

In February 2012, IPAB auctioned a bundle of Fideicomiso de Activos Corporativos Estratégicos’ trusts. The amount received for this trust portfolio was Ps. 34.0 million. The net proceeds from this transaction represented 97.0% of the portfolio’s face value of Ps. 35.1 million.

Since IPAB’s February 2012 auction, there has been no further activity in this area.

iv.	Global Financial Crisis of 2007-2008

In response to the global financial crisis of 2007-2008, the Government and Banco de México undertook a series of joint actions aimed at reducing liquidity problems and stabilizing domestic financial markets, including, among others:

•

a reduction in the amount of long-term fixed rate peso- and UDI-denominated bonds and an increase in the amount of Cetes offered through Government securities auctions during the fourth quarter of 2008;

•	a reduction in the weekly issuances of IPAB’s Savings Protection Bonds in the fourth quarter of 2008;

•	Banco de México’s repurchase of IPAB-issued debt securities, MBonos (fixed rate peso-denominated government bonds) and Udibonos (government bonds denominated in UDIs);

•

Banco de México’s auction of interest rate swaps, allowing holders to exchange their exposure to long-term fixed interest rates for short-term variable interest rates, thereby allowing investors holding long-term fixed rate instruments to reduce their exposure to interest rate fluctuations;

•

a request made by the Foreign Exchange Commission to the IMF for a one-year contingent credit line, which has since been renewed on various occasions (for further information regarding this credit line, see “External Sector of the Economy–Balance of International Payments”); and

•	an agreement between Banco de México and the Federal Reserve Bank of New York to establish temporary swap facilities, which have since expired and have not been renewed.

In December 2010, the Basel Committee on Banking Supervision issued the Third Basel Accord (Basel III), which provides global regulatory standards with respect to adequate bank capital and liquidity. Beginning on January 1, 2013, member countries must observe the phase-in arrangements for the implementation of these new capital requirements (which banks will be required to fully comply with starting on January 1, 2019). On November 28, 2012, the National Banking and Securities Commission amended Mexico’s capitalization rules in accordance with Basel III. These amendments aim to strengthen the resilience of Mexico’s banking system. Mexico’s new capital requirements became effective on January 1, 2013, prior to the implementation of the Basel III framework completion date. On March 23, 2013, the National Banking and Securities Commission decided to extend the deadline to comply with Basel III requirements to 2016.

v.	Other Regulatory Reforms

Mexico’s banking system underwent various regulatory reforms from 2000 to 2001. These reforms included:

•

the Ministry of Finance and Public Credit’s adoption of new rules governing, among other things, capitalization requirements for Mexican commercial banks and the issuance of certain cumulative and noncumulative subordinated debt securities through a special purpose vehicle;

•	new rules for the classification of the quality of loan portfolios of commercial banking institutions and a modification of rules governing the capitalization requirements of commercial banks;

•

new rules for the classification of development bank credit portfolios, requiring development banks to, among other things: (1) maintain a minimum net capital that reflects the market and credit risks of their operations; (2) gather the information necessary to grant or restructure various types of guaranteed and non-guaranteed credit; (3) maintain, verify and make available adequate records; (4) establish procedures by which to manage risk and perform their credit activity; and (5) implement a system of internal controls on operations; and

•

amendments to the Banking Law that had the effect of: (1) enhancing corporate governance; (2) improving the framework for banking operations; and (3) strengthening both regulation and surveillance while reducing any associated costs.

On February 2, 2008, the Banking Law was further amended to:

•

enhance the National Banking and Securities Commission’s authority to supervise financial services companies (specifically, the National Banking and Securities Commission’s ability to perform visits to banks to review, verify, test and evaluate their operations, processes, internal controls and risk management systems);

•

increase the conditions for the granting of credit to customers, including the requirement that banks analyze and evaluate—using quantitative and qualitative information—the creditworthiness of their customers;

•

improve transparency and reliability by requiring banks to periodically disclose certain corporate, financial, administrative, operational, economic and legal information on their websites and in a national newspaper;

•

provide the National Banking and Securities Commission with the power to inspect and supervise entities that provide external audit services to banks, including members of the audit team, in order to verify auditors’ compliance with the Banking Law; and

•	introduce bancos de nicho (limited-purpose banks), which are permitted to engage in only a limited amount of banking activities as set forth in their by-laws.

On July 28, 2010, President Calderón created the Consejo de Estabilidad del Sistema Financiero (Financial System Stability Council). This council is composed of members from the supervisory and regulatory authorities of the Mexican financial system. This council is primarily tasked with:

•	identifying risks that could interrupt or disrupt the function of the financial system;

•	recommending and coordinating any measures to be taken by the Mexican financial authorities to avoid risks to the financial market;

•	advising the executive branch in matters related to financial stability; and

•

preparing an annual report discussing: (1) the stability of the Mexican financial markets; and (2) any activities and measures taken by the Council during the preceding year to promote financial stability.

Commercial Bank Performance

At December 31, 2012, the total amount of past-due commercial bank loans (excluding banks under Government intervention and those in special situations) was Ps. 61.4 billion, as compared to Ps. 54.3 billion at December 31, 2011. The total loan portfolio of the banking system was 8.4% greater in real terms at December 31, 2012 than the total loan portfolio at December 31, 2011. Moreover, the past-due loan ratio of commercial banks was 2.3% at December 31, 2012, as compared to a ratio of 2.2% at December 31, 2011. The amount of commercial bank loan loss reserves (excluding banks under Government intervention and those in special situations) totaled Ps. 109.7 billion at December 31, 2012, as compared to Ps. 99.3 billion at December 31, 2011. As a result, commercial banks had reserves covering 178.7% of their past-due loans at December 31, 2012, well exceeding the minimum reserve level of 10.5%.

At July 31, 2013, the total amount of past-due commercial bank loans (excluding banks under Government intervention and those in special situations) was Ps. 83.8 billion, as compared with Ps. 61.4 billion at December 31, 2012. The total loan portfolio of the banking system was 2.8% greater in real terms at July 31, 2013, than the total loan portfolio at December 31, 2012. Moreover, the past-due loan ratio of commercial banks was 3.0% at July 31, 2013, as compared to a ratio of 2.3% at December 31, 2012. The amount of loan loss reserves held by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 128.2 billion at July 31, 2013, as compared to Ps. 109.7 billion at December 31, 2012. As a result, commercial banks had reserves covering 152.9% of their past-due loans at July 31, 2013, well exceeding the minimum reserve level of 10.5%.

Credit Allocation by Sector

The following table shows the allocation, by sector, of credit extended by commercial and development banks at each of the dates indicated.

Credit Allocation by Sector(1)

	December 31,															July 31, 2013(2)
	2008			2009			2010			2011			2012
	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps.	33.9	2%	Ps.	29.9	1%	Ps.	33.9	1%	Ps.	40.8	1%	Ps.	50.8	2%	Ps.	50.7	2%
Industry		420.6	19		449.2	19		512.1	20		602.5	21		677.7	21		715.2	21
Services and other activities		452.5	20		462.3	20		494.6	19		583.8	20		618.3	19		646.2	19
Housing credit		326.3	15		355.6	15		395.4	16		428.0	15		468.2	14		485.3	14
Spending credit		489.4	22		409.5	17		426.5	17		527.8	18		630.9	19		671.4	20
Statistical adjustment		0.1	0		0.5	0		0.2	0		0.0	0		0.0	0		0.0	0
Financial sector		169.5	8		185.0	8		173.1	7		199.5	7		219.0	7		222.4	7
Public sector		226.2	10		371.4	16		413.4	16		469.0	16		546.6	17		539.6	16
Others		69.8	3		47.0	2		44.2	2		10.8	0		9.2	0		4.8	0
External sector		41.6	2		46.1	2		51.6	2		52.2	2		38.4	1		34.3	1

Total	Ps.	2,229.8	100%	Ps.	2,356.4	100%	Ps.	2,545.0	100%	Ps.	2,914.4	100%	Ps.	3,259.1	100%	Ps.	3,370.0	100%

Interbank sector		1.7			1.2			1.8			2.0			2.3			4.5

Note: Numbers may not total due to rounding.

(1)	Includes both commercial and development banks.
(2)	Preliminary figures.

Source: Banco de México.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

As discussed above, in connection with the implementation of NAFTA on January 1, 1994, amendments to several laws relating to the financial services industry became effective. These amendments were subsequently implemented through regulations issued by the Ministry of Finance and Public Credit on April 20, 1994. Under these rules, non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities in Mexico, including providing insurance.

In addition, pursuant to the 1995 amendments to the Ley General de Instituciones y Sociedades Mutualistas de Seguros (Mexican Insurance Company Law), foreign investors may purchase up to 49% of Mexican insurance companies’ capital stock. In addition, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue non-voting or limited voting shares, as well as subordinated debt obligations. Finally, foreign insurance companies are permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

The Ley General de Organizaciones y Actividades Auxiliares del Crédito (Auxiliary Credit Organizations Law), as amended, governs financial intermediaries. Pursuant to the law:

•

no individual or entity is permitted to hold, both directly or indirectly, more than 10% of the paid-in capital of financial intermediaries without the Ministry of Finance and Public Credit’s prior authorization;

•	auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital;

•	financial leasing companies are entitled to judicial remedies to enforce the repossession of goods leased in the event of a default by the lessee; and

•	the National Banking and Securities Commission is authorized to prevent auxiliary credit institutions from using misleading documentation.

Pursuant to amendments to the Auxiliary Credit Organizations Law in 1995, foreign investors may purchase up to 49% of the capital stock of auxiliary credit institutions. In addition, foreign financial institutions domiciled in countries that have entered into trade agreements with Mexico may, with the approval of the Ministry of Finance and Public Credit, acquire a majority of the capital stock of auxiliary credit institutions.

On June 4, 2001, the Ley de Sociedades de Inversión (Mutual and Investment Funds Law) went into effect. This law was designed to facilitate the development of financial intermediaries other than banks, thereby allowing retail investors to participate in a more transparent and liquid securities market. Other objectives of the law included introducing the concept of investment fund distributors, and avoiding conflicts of interest between investment funds and operating companies by: (1) requiring that one third of the members of the board of directors of each investment fund be independent; and (2) precluding brokerage houses and banks from acting directly as operating companies.

The Securities Markets

The Mexican Stock Exchange

The Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange, or BMV) is the only authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. The securities listed and traded in the Mexican Stock Exchange include:

•	stocks and bonds of private sector corporations;

•	equity certificates or shares issued by banks;

•	commercial paper;

•	bankers’ acceptances;

•	certificates of deposit;

•	Government debt; and

•	special hedging instruments linked to the U.S. dollar.

Upon the consummation of the initial public offering of its shares on June 18, 2008, the Mexican Stock Exchange was transformed from a sociedad anónima de capital variable (a private company) to a sociedad anónima bursátil de capital variable (a public company). In connection with the initial public offering of its shares, certain former stockholders of the Mexican Stock Exchange (banks and brokerage houses) created a control trust into which they deposited more than 50% of the issued and outstanding shares of the Mexican Stock Exchange with the purpose of voting such shares as a single block in the future.

The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market.

Securities Law Reforms

The Securities Market Law was enacted in 1975 and has been amended on several occasions since then. It was amended in 1993 to include: (1) more flexible rules regarding the repurchase by Mexican companies of their own shares; (2) new rules relating to privileged information; and (3) the permitted listing of foreign securities on the Mexican Stock Exchange upon the authorization of the Ministry of Finance and Public Credit, the National Banking and Securities Commission and Banco de México. The 1993 amendments also provided for the creation of an international quotation system. In addition, since July 1994, foreign securities firms have been permitted to establish representative offices in Mexico with the prior approval of the Ministry of Finance and Public Credit. As of October 25, 2013, four foreign securities firms were authorized by the Ministry of Finance and Public Credit to maintain representative offices in Mexico.

In conjunction with the 1995 and 1998 amendments to the Banking Law, certain restrictions on the shareholding structure of securities firms were relaxed. These restrictions mirror those that apply to Mexican commercial banks. See “—Banking System” for a discussion of the current shareholding structure and foreign ownership restrictions.

In December 2005, Congress passed a new Securities Market Law to enhance the institutional framework of the securities market in Mexico. This law, which became effective on June 28, 2006, clarified several aspects of the existing law, including disclosure requirements and the reach of the law’s application to holding companies and subsidiaries. In addition, this law improved minority shareholders’ rights and introduced new requirements and fiduciary duties applicable to board members, officers and external auditors of publicly traded companies. This law also redefined certain corporate responsibilities, requiring the creation of audit and corporate governance committees with independent board members.

Mexican Stock Exchange Performance

At December 31, 2011, the market capitalization of the Mexican Stock Exchange was U.S. $407.7 billion, representing a 10.1% decrease in dollar terms from the level at December 31, 2010. The value of transactions on the Mexican Stock Exchange totaled U.S. $177.6 billion in 2011, 5.8% lower than in 2010. The Mexican Stock Exchange’s transactions were distributed as follows:

•	equity securities, including shares and certificates of patrimonial contribution, accounted for 99.5% of transactions;

•	capital development certificates accounted for 0.3% of transactions; and

•	fixed income securities, including commercial paper, notes, bonds and ordinary participation certificates, accounted for 0.2% of transactions.

The Mexican Stock Exchange publishes the Índice de Precios y Cotizaciones (Stock Market Index) based on a group of the 35 most actively traded shares. At December 31, 2012, the Stock Market Index stood at 43,705.8 points, representing a 17.9% increase from the level of 37,077.5 at December 31, 2011.

At December 31, 2012, the market capitalization of the Mexican Stock Exchange was U.S. $524.1 billion, representing a 28.6% increase in dollar terms from the level at December 31, 2011. The value of transactions on the Mexican Stock Exchange totaled U.S. $215.2 billion in 2012, 21.2% higher than in 2011. The Mexican Stock Exchange’s transactions were distributed as follows:

•	equity securities, including shares and certificates of patrimonial contribution, accounted for 99.0% of transactions;

•	capital development certificates accounted for 0.7% of transactions; and

•	fixed income securities, including commercial paper, notes, bonds and ordinary participation certificates, accounted for 0.3% of transactions.

At November 4, 2013, the Stock Market Index stood at 41,013.7 points, representing a 6.2% nominal decrease from the level at December 31, 2012.

The following graph illustrates the Stock Market Index for the indicated periods.

Stock Market Index

EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

Foreign Trade Policy

Prior to the late 1980s, Mexico attempted to stimulate economic development, primarily through the growth of exports, under an “import substitution economic development model” adopted in the 1940s. Under this model, Mexico sought to replace foreign imports with domestic production. The rationale was that Mexico could better promote industrialization through the protection of its local industries. In the model’s later stages, requisite financing was obtained by means of Mexico’s expanding oil exports and its debt acquisition.

Since the late 1980s, Mexico has instead attempted to encourage economic development by increasing its foreign trade returns. In order to do so, Mexico has primarily focused on expanding its total exports. For example, the Government has designed various trade, fiscal, financial and promotional measures to grow and increase the competitiveness of its non-oil exports. One such measure includes the Government’s decision to join the GATT (which was later superseded by the WTO) in 1986. This decision resulted in, among other things, an important reduction in the protection traditionally given to domestic producers. Under the GATT, a five-tier tariff structure was established at the end of 1987 with a maximum rate of 20%. Soon thereafter, average tariff rates began to decline. As a result of this strategy, Mexico’s non-oil exports have increased more than thirty-fold since 1982, reaching U.S. $317.8 billion (or 85.7% of total merchandise exports including the in-bond industry) in 2012. Over the last twenty years, the composition of Mexico’s non-oil exports has also changed, reflecting the increased importance of manufactured goods relative to agricultural products. In 2012, U.S. $302.0 billion (or 95.0%) of Mexico’s non-oil exports (including the in-bond industry) consisted of manufactured goods, as compared to U.S. $5.8 billion (or 77.1%) in 1982.

Foreign Trade Performance

During 2010, Mexico registered a trade deficit of U.S. $3.0 billion, as compared to a trade deficit of U.S. $4.7 billion for 2009. This was due to a greater relative increase in exports as compared to the increase in imports during 2010. In total, exports increased as follows, each as compared to 2009:

•	petroleum exports increased by 35.2%, due to higher crude oil and product prices and an increase in the volume of crude oil exports;

•	non-petroleum exports increased by 29.1%, to U.S. $256.8 billion, as compared to U.S. $198.9 billion in 2009, mainly due to the recovery of demand for Mexico’s manufactured goods;

•	merchandise exports increased by 29.9%, to U.S. $298.5 billion, as compared to U.S. $229.7 billion for 2009; and

•	exports of manufactured goods, which represented 82.3% of total merchandise exports, increased by 29.5% due to the recovery of economic activity in the U.S.

During 2010, total imports increased by 28.6%, to U.S. $301.5 billion, from U.S. $234.4 billion in 2009. In particular, imports increased or decreased as follows, each as compared to 2009:

•	intermediate goods increased by 34.5%;

•	imports of consumer goods increased by 26.2%; and

•	imports of capital goods decreased by 1.3%.

During 2011, Mexico registered a trade deficit of U.S. $1.5 billion, as compared to a trade deficit of U.S. $3.0 billion for 2010. This was caused by increased U.S. industrial production, especially during the first half of 2011, which led to greater demand for Mexico’s non-petroleum exports. In total, exports increased as follows, each as compared to 2010:

•	petroleum exports increased by 35.2%, primarily as a result of higher crude oil prices;

•	non-petroleum exports increased by 14.1%;

•	merchandise exports increased by 17.1%, to U.S. $349.4 billion, as compared to U.S. $298.5 billion in 2010; and

•	exports of manufactured goods (which represented 79.7% of the total merchandise exports) increased by 13.4%.

During 2011, total imports increased by 16.4%, to U.S. $350.8 billion, from U.S. $301.5 billion in 2010, due to increased domestic demand for imported goods, which resulted primarily from the rise in Mexico’s average household income during. In particular, imports increased as follows, each as compared to 2010:

•	imports of consumer goods increased by 25.0%;

•	imports of capital goods increased by 15.8%; and

•	intermediate goods increased by 14.9%.

According to preliminary figures, during 2012, Mexico registered a trade deficit of U.S. $0.1 billion, as compared to a trade deficit of U.S. $1.5 billion for 2011. This was caused by a gradual reduction of imports due to the decrease in domestic spending during the second half of 2012. In total, exports increased or decreased as follows, each as compared to 2011:

•	petroleum exports decreased by 6.2%;

•	non-petroleum exports increased by 8.5%;

•	merchandise exports increased by 6.1%, to U.S. $370.7 billion, as compared to U.S. $349.4 billion in 2011; and

•	exports of manufactured goods (which represented 81.5% of total merchandise exports) increased by 8.4%.

According to preliminary figures, during 2012, Mexico’s total imports increased by 5.7%, to U.S. $370.8 billion, as compared to U.S. $350.8 billion in 2011. In particular, imports increased as follows, each as compared to 2011:

•	imports of intermediate goods increased by 5.3%;

•	imports of capital goods increased by 10.1%; and

•	imports of consumer goods increased by 4.8%.

According to preliminary figures, during the first seven months of 2013, Mexico registered a trade deficit of U.S. $3.3 billion, as compared to a trade surplus of U.S. $2.7 billion for the same period of 2012. This was caused by the 3.4% growth of imports observed during the first half of 2013, as compared to the 0.6% growth of exports. In total, exports increased or decreased as follows, each as compared to the first seven months of 2012:

•	petroleum exports decreased by 5.6%;

•	non-petroleum exports increased by 2.6%;

•	merchandise exports increased by 1.4%, to U.S. $217.3 billion, as compared to U.S. $214.2 billion during the first seven months of 2012; and

•	exports of manufactured goods (which represented 82.2% of total merchandise exports) increased by 2.8%.

According to preliminary figures, during the first seven months of 2013, total imports increased by 4.3%, to U.S. $220.6 billion, as compared to U.S. $211.6 billion for the same period of 2012. In particular, imports increased or decreased as follows, each as compared to the first seven months of 2012:

•	imports of intermediate goods increased by 3.5%;

•	imports of capital goods increased by 4.3%; and

•	imports of consumer goods increased by 8.3%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2008	2009	2010	2011	2012	First seven months of 2013(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$50,635	$30,831	$41,693	$56,385	$52,892	$28,985
Crude oil	43,342	25,614	35,919	49,322	46,788	25,113
Other	7,294	5,217	5,775	7,063	6,103	3,872
Non-oil products	240,707	198,872	256,780	292,990	317,814	188,275
Agricultural	7,895	7,726	8,610	10,309	10,914	7,186
Mining	1,931	1,448	2,424	4,063	4,906	2,585
Manufactured goods(2)	230,882	189,698	245,745	278,617	301,993	178,504

Total merchandise exports	291,343	229,704	298,473	349,375	370,706	217,261
Merchandise imports (f.o.b.)
Consumer goods	47,941	32,828	41,423	51,790	54,272	32,814
Intermediate goods(2)	221,565	170,912	229,812	264,020	277,911	165,404
Capital goods	39,097	30,645	30,247	35,032	38,568	22,341

Total merchandise imports	308,603	234,385	301,482	350,843	370,752	220,559

Trade balance	$(17,261)	$(4,681)	$(3,009)	$(1,468)	$(46)	$(3,299)

Average price of Mexican oil mix(3)	$84.38	$57.40	$72.46	$101.13	$101.81	$100.64

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Geographic Distribution of Trade

The U.S. is Mexico’s most important trading partner. In 2012, trade with the U.S. accounted for approximately 77.6% of Mexico’s total exports and 49.9% of Mexico’s total imports.

The following table shows the distribution of Mexico’s external trade for the periods indicated:

Distribution of Trade(1)

	2008	2009	2010	2011	2012(2)
Exports (f.o.b.):
U.S.A.	80.2%	80.6%	80.0%	78.5%	77.6%
Canada	2.4	3.6	3.6	3.1	3.0
EU	5.9	5.1	4.8	5.4	5.9
Of which:
Spain	1.5	1.1	1.3	1.4	1.9
U.K.	0.6	0.5	0.6	0.6	0.7
Germany	1.7	1.4	1.2	1.2	1.2
Netherlands	0.9	0.7	0.6	0.6	0.5
China	0.7	1.0	1.4	1.7	1.5
Japan	0.7	0.7	0.6	0.6	0.7
Others	10.1	9.1	9.6	10.6	11.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (f.o.b.):
U.S.A.	49.0%	48.0%	48.1%	49.7%	49.9%
Canada	3.1	3.1	2.9	2.7	2.7
EU	12.7	11.6	10.8	10.7	11.0
Of which:
Spain	1.3	1.3	1.1	1.1	1.1
U.K.	0.8	0.8	0.7	0.6	0.6
Germany	4.1	4.2	3.7	3.7	3.6
Netherlands	1.4	0.9	0.9	0.9	1.0
China	11.2	13.9	15.1	14.9	15.4
Japan	5.3	4.9	5.0	4.7	4.8
Others	18.7	18.6	18.2	17.2	16.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

(1)	Includes the in-bond industry on a gross basis.
(2)	Preliminary figures.

Source: Banco de México.

NAFTA

NAFTA, a trade agreement entered into among Canada, Mexico and the U.S., went into effect on January 1, 1994. This agreement was directed at:

•	removing most tariffs on goods traded across international borders among the three countries;

•	removing or relaxing many investment restrictions, including restrictions on foreign investment in banking, insurance and other financial services;

•	liberalizing trade in services and increasing the protection of intellectual property rights;

•	providing a specialized means for the resolution of trade disputes arising under NAFTA; and

•	promoting trilateral, regional and multilateral cooperation among the three countries.

The three parties to NAFTA also reached separate understandings on emergency actions to be taken in response to import surges and the funding of environmental infrastructure projects along the region of the Mexico-U.S. border. The three parties also negotiated and entered into supplemental accords to this agreement relating to various labor and environmental issues. Different combinations of the three countries have reached separate understandings between each other on various specific issues as well.

Since NAFTA went into effect in 1994, trade between Mexico, the U.S. and Canada has increased. For instance, Mexican exports to the U.S. increased to U.S. $287.8 billion in 2012, from U.S. $274.4 billion in 2011, mainly due to the increase in manufacturing exports during the first half of 2012. However, Mexican exports to the U.S. increased at a lower rate (4.9%) than did U.S. exports to Mexico (6.2%).

Other Trade Agreements

Mexico has also entered into free trade agreements, and other similar agreements, with the following countries/unions:

Country/Union	Effective Date	Notes

Bolivia	June 7, 2010

Chile	August 1, 1999	This agreement expanded the terms of the existing 1992 trade agreement between these two countries.

Colombia	August 2, 2011	This agreement expanded the terms of the existing 1995 trade agreement between these two countries.

Costa Rica	January 1, 1995

El Salvador, Guatemala, Honduras	March 14, 2000 (Guatemala & El Salvador); June 1, 2001 (Honduras)	The agreement covers tariffs on industrial and agricultural products traded among the four countries, as well as rules governing the export and import of services among the four countries.

European Union	October 2001	The agreement covers: (1) industrial tariffs; (2) agricultural goods; (3) services; (4) the acquisition of goods and services on behalf of a public authority; (5) rules of competition and investment; (6) intellectual property protection; and (7) rules of origin and dispute resolution.

Israel	July 1, 2000	The agreement covers tariffs on: (1) industrial and agricultural products exported by Mexico into Israel; and (2) agricultural technology, medical and agricultural equipment and agricultural products exported by Israel into Mexico.

Japan	April 1, 2005

Nicaragua	July 1, 1998

Peru	February 1, 2012

Uruguay	July 15, 2004

Venezuela	January 1, 1995	Venezuela withdrew from this agreement on November 19, 2006.

In addition to the above, Mexico is participating in negotiations for the Free Trade Area of the Americas (FTAA), which would eliminate tariffs and employ common investment and trading rules for the proposed 34 member countries. Mexico has also been individually negotiating free trade agreements with each of the four member countries (Argentina, Brazil, Paraguay and Uruguay) of the Common Market of the South (also known as MERCOSUR). On November 18, 1993, Mexico was admitted as a member of the Asian Pacific Economic Cooperation Association. Mexico also became a member of the WTO on January 1, 1995, the date on which the WTO superseded the GATT.

The Ley de Comercio Exterior (Foreign Trade Law), enacted in 1993, grants the President broad powers to establish import and export duties, as well as other trade restrictions. Under this law, the Ministry of Economy is authorized to resolve trade-related disputes. The Ministry of Economy is also authorized to establish procedures for the imposition of “countervailing duties,” which are import duties imposed under the WTO rules to neutralize the effect of a foreign country’s subsidy of its exports. The Foreign Trade Law also created the Comisión de Comercio Exterior (Foreign Trade Commission), an agency that operates within the Ministry of Economy to administer each of these procedures. In addition, this law specifically defines and regulates unfair trade practices, thereby more closely aligning Mexico’s regulatory trade framework with current international practices and standards.

In-bond Industry

The Mexican in-bond industry is comprised of entities that import raw materials and component parts on a duty-free basis and, in turn, export their finished products, with suppliers only paying tariffs on a value-added basis for work done in Mexico. Initially established mostly along the Mexico-U.S. border, in-bond plants now operate in other regions of the country. By expanding production to these other regions, in-bond plants and suppliers now have greater access to a larger and more diverse labor pool. This expansion has also provided in-bond plants with greater access to raw materials made available by Mexican suppliers. According to preliminary figures, more than half of the value added by the in-bond industry in 2012 involved the production of auto parts, transportation equipment and electronic products.

As of December 31, 2010, the number of in-bond plants totaled 5,108, down from 5,245 as of December 31, 2009. According to preliminary figures, as of December 31, 2010 in-bond plants employed 1,806,055 workers, an increase from 1,641,465 workers as of December 31, 2009. This increase in employment was primarily due to increased demand for Mexican manufactured goods in the domestic and U.S. markets given the economic recovery in both countries. According to preliminary figures, revenues from in-bond operations during 2010 increased by 25.8%, from Ps. 1,868.1 billion in 2009 to Ps. 2,350.4 billion in 2010, Ps. 1,315.2 billion of which was generated from export sales and Ps. 1,035.2 billion of which was generated from domestic sales.

As of December 31, 2011, the number of in-bond plants totaled 5,079, down from 5,108 as of December 31, 2010. According to preliminary figures, as of December 31, 2011, in-bond plants employed 1,880,254 workers, an increase from the 1,806,055 workers employed as of December 31, 2010. This increase in employment was primarily due to an increase in private and public investment, which compensated for the volatility in external demand. According to preliminary figures, revenues from in-bond operations during 2011 increased by 11.3%, from Ps. 2,350.4 billion in 2010 to Ps. 2,615.2 billion in 2011, Ps. 1,485.3 billion of which was generated from export sales and Ps. 1,130.0 billion of which was generated from domestic sales.

According to preliminary figures, as of December 31, 2012, the number of in-bond plants totaled 5,049, down from 5,079 as of December 31, 2011. As of December 31, 2012, in-bond plants employed 1,989,862 workers, a 5.8% increase from the 1,880,254 workers employed as of December 31, 2011, primarily due to an increase in consumption and private investment, which was intended to compensate for the volatility in external demand during this period. According to preliminary figures, revenues from in-bond operations during 2012 increased by 12.0% from Ps. 2,615.2 billion in 2011 to Ps. 2,929.8 billion in 2012, Ps. 1,687.8 billion of which was generated from export sales and Ps. 1,241.9 billion of which was generated from domestic sales.

According to preliminary figures, as of July 31, 2013, the number of in-bond plants totaled 5,109, up from 5,049 as of December 31, 2012. As of July 31, 2013, in-bond plants employed 2,083,766 workers, a 4.7% increase from the 1,989,862 workers employed as of December 31, 2012. This increase was primarily due to an increase in demand and in private investment in the in-bond industry. According to preliminary figures, revenues from in-bond operations as of July 31, 2013 increased by 2.4%, to Ps. 1,752.8 billion, as compared to Ps. 1,711.1 billion during the same period of 2012, Ps. 1,018.8 billion of which was generated from export sales and Ps. 734.0 billion of which was generated from domestic sales.

Balance of International Payments

The “balance of international payments” is a system of recording all of a country’s economic transactions with the rest of the world over a one-year period. Since 1988, Mexico has registered a deficit in its current account, primarily due to private sector increases in imports and the Government’s liberalization of trade policies.

During 2010, Mexico’s current account registered a deficit of 0.3% of GDP, or U.S. $3.2 billion, as compared to a deficit of U.S. $7.7 billion in 2009. Its capital account registered a surplus of U.S. $45.6 billion in 2010, as compared to a surplus of U.S. $16.2 billion in 2009, which was primarily due to increased foreign investment inflows to Mexico, resulting from: (1) increased liquidity in the international financial markets; and (2) the inclusion of Government long-term bonds in Citigroup’s World Government Bonds Index (WGBI) in October 2010, which led to increased foreign investment in the Government’s peso-denominated debt securities. Foreign investment in Mexico totaled U.S. $46.1 billion in 2010. This foreign investment was composed of direct foreign investment inflows totaling U.S. $22.6 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $23.5 billion.

During 2011, Mexico’s current account registered a deficit of 1.0% of GDP, or U.S. $11.8 billion, as compared to a deficit of U.S. $3.2 billion in 2010. Its capital account registered a surplus of U.S. $51.0 billion in 2011, as compared to a surplus of U.S. $45.6 billion in 2010, which was due to decreased inflows of loans and deposits to commercial banks and nonfinancial public and private sector borrowers. These decreased inflows, in turn, resulted from risk aversion among investors due to: (1) deteriorating global economic confidence; (2) uncertainty surrounding the sovereign debt crisis in the Eurozone; and (3) the debt ceiling crisis in the U.S. Foreign investment in Mexico totaled U.S. $48.6 billion in 2011. This foreign investment was composed of direct foreign investment inflows totaling U.S. $23.6 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $25.1 billion.

During 2012, Mexico’s current account registered a deficit of 1.2% of GDP, or U.S. $14.2 billion, as compared to a deficit of U.S. $11.8 billion in 2011. Its capital account registered a surplus of U.S. $51.6 billion in 2012, as compared to a surplus of U.S. $51.0 billion in 2011, which was due to an increase of foreign investment inflows, which, in turn, resulted from, amongst other things, the strength of Mexico’s economic fundamentals. Foreign investment in Mexico totaled U.S. $72.1 billion in 2012. This foreign investment was composed of direct foreign investment inflows totaling U.S. $15.5 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $56.7 billion.

According to preliminary figures, during the first six months of 2013, Mexico’s current account registered a deficit of 0.9% of GDP, or U.S. $11.3 billion, as compared to a deficit of U.S. $3.6 billion for the same period of 2012, which was due to low economic growth and the decrease in world trade observed during the second quarter of 2013. This low growth, in turn, also led to a decline in the growth of Mexico's exports. Its capital account registered a surplus of U.S. $26.6 billion during the first six months of 2013, as compared to a surplus of U.S. $11.2 billion during the same period of 2012. Foreign investment in Mexico totaled U.S. $30.0 billion during the first six months of 2013 and was composed of direct foreign investment inflows totaling U.S. $23.8 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $6.2 billion.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

	2008	2009	2010	2011	2012	First six months of 2012(1)	First six months of 2013(1)
	(in millions of dollars)
I. Current account(2)	$(19,557)	$(7,724)	$(3,230)	$(11,836)	$(14,184)	$(3,561)	$(11,328)
Credits	343,686	273,250	346,529	399,248	421,496	209,915	212,501
Merchandise exports (f.o.b.)	291,343	229,704	298,473	349,375	370,706	183,918	185,046
Non-factor services	18,216	15,096	15,621	16,153	16,817	8,919	11,441
Tourism	13,370	11,513	11,992	11,869	12,739	6,639	7,119
Others	4,847	3,583	3,629	4,284	4,078	2,280	4,322
Factor Services	8,530	6,797	10,812	10,569	11,205	5,063	5,139
Interest	6,128	4,253	3,388	3,475	2,833	1,459	1,080
Others	2,402	2,544	7,424	7,094	8,372	3,605	4,060
Transfers	25,597	21,653	21,623	23,152	22,768	12,014	10,875
Debits	363,242	280,974	349,759	411,084	435,680	213,476	223,830
Merchandise imports (f.o.b.)	308,603	234,385	301,482	350,843	370,752	180,847	186,908
Non-factor services	26,431	25,139	25,565	30,289	30,835	14,684	15,739
Insurance and freight	10,000	7,510	8,723	10,225	9,726	4,760	4,800
Tourism	8,568	7,207	7,255	7,832	8,449	3,786	3,990
Others	7,863	10,422	9,587	12,232	12,661	6,138	6,950
Factor services	28,080	21,389	22,626	29,774	33,884	17,840	21,126
Interest	16,763	12,886	14,161	17,688	20,210	9,735	11,376
Others	11,316	8,503	8,465	12,086	13,674	8,105	9,750
Transfers	128	60	86	178	209	105	57
II. Capital account	32,204	16,181	45,598	50,985	51,614	11,193	26,580
Liabilities	40,046	34,272	91,492	61,714	86,586	41,598	43,999
Loans and deposits	9,887	10,033	45,428	13,075	14,455	9,853	13,980
Development banks	(496)	794	648	(283)	398	(433)	(599)
Commercial banks	234	(3,918)	29,323	(953)	(3,206)	2,605	9,831
U.S. Federal Reserve swap facility	—	7,229	(3,221)	—	—	—	—
Non-financial public sector	(3,432)	9,638	13,021	5,910	8,397	6,268	731
Non-financial private sector	728	(3,711)	5,657	8,401	8,867	1,413	4,017
PIDIREGAS(3)	12,853	—	—	—	—	—	—
Foreign investment	30,159	24,239	46,063	48,639	72,131	31,745	30,019
Direct	27,729	16,605	22,563	23,553	15,453	9,238	23,847
Portfolio	2,430	7,634	23,500	25,086	56,678	22,507	6,173
Equity securities	(3,503)	4,155	373	(6,566)	10,038	3,216	(4,912)
Debt securities	5,933	3,479	23,127	31,651	46,640	19,292	11,085
Assets	(7,842)	(18,091)	(45,893)	(10,728)	(34,973)	(30,405)	(17,419)
III. Errors and omissions	(5,209)	(3,123)	(19,689)	(10,712)	(16,707)	7,020	(7,329)
IV. Change in net international reserves(4)	7,450	5,397	22,759	28,879	21,040	14,862	3,015

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS), are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

Foreign Exchange Policy

The Government directly establishes the quarterly targets for the expansion of net domestic credit, and has done so since 1996. In 1996, the definition of “net domestic credit” was changed to more closely conform to international standards. It is now defined as the variation of the monetary base (currency in circulation plus bank deposits at Banco de México) less the variation of Banco de México’s “net international assets.” “Net international assets” is, in turn, defined as Mexico’s gross international reserves plus its assets with a maturity longer than six months that are derived from its credit agreements with central banks, minus (1) liabilities outstanding to the IMF; and (2) liabilities with a maturity shorter than six months that are derived from credit agreements with central banks.

Mexico’s Foreign Exchange Commission is responsible for establishing its exchange rate policy, as well as its policies for the accumulation of international reserves. This commission is composed of members of the Ministry of Finance and Public Credit and Banco de México.

On March 20, 2003, the Foreign Exchange Commission adopted a mechanism to moderate the rate of Mexico’s accumulation of international reserves through the auctioned sale of U.S. dollars. Under this mechanism, Banco de México would announce, at the beginning of each quarter, the total amount of U.S. dollars to be supplied to the foreign exchange market during that quarter. Effective May 3, 2004, the Foreign Exchange Commission adjusted this sale mechanism; Banco de México would continue to make quarterly announcements, but the total amount announced was divided into four equal portions that would be sold during the subsequent four quarters of that year. However, on July 25, 2008, the Foreign Exchange Commission announced that, effective August 1, 2008, it was suspending its modified auction mechanism until further notice. This was done in order to compensate for the decrease in the net international reserves balance caused by the Ministry of Finance and Public Credit’s purchase of U.S. $8 billion from Banco de México. In total, Mexico auctioned U.S. $108 million from February 2007 to July 2008.

However, on October 8, 2008, Banco de México announced a new policy under which it would again conduct U.S. dollar auctions. Under this policy, Banco de México would auction U.S. $400 million on any day during which the peso depreciated by over 2% as compared to the previous day’s exchange rate. The value of these auctions was later reduced to U.S. $300 million by Banco de México on March 5, 2009, and was again reduced to U.S. $250 million on May 29, 2009 and to U.S. $50 million on June 9, 2009. On April 8, 2010, Banco de México announced that it was suspending these auctions beginning on April 9, 2010. In total, from October 9, 2008 through April 9, 2010, Mexico had sold an aggregate of U.S. $8.3 billion under this policy.

In addition, prior to the suspension of the above policy, Banco de México had announced that beginning on March 9, 2009, it would auction U.S. $100 million each day through additional auctions. These additional auctions would be conducted by Banco de México irrespective of whether the peso had depreciated. On September 1, 2009, Banco de México announced that beginning on October 1, 2009, these auctions would be suspended. In total, from March 9, 2009 through October 1, 2009, Mexico sold an aggregate of U.S. $10.3 billion under this policy.

In addition to the auctions described above, from October 8, 2008 to September 17, 2009, Banco de México also conducted the following special auctions of dollars for an aggregate amount of U.S. $11 billion:

•	a special auction of U.S. $2.5 billion on October 8 and October 9, 2008;

•	two special auctions, each for an aggregate amount of U.S. $3.0 billion, on October 8 and October 9, 2008;

•	a special auction of U.S. $1.5 billion on October 16, 2008; and

•	a special auction of U.S. $1.0 billion on October 23, 2008.

On February 4, February 5 and February 6, 2009, Banco de México sold an aggregate amount of U.S. $1.1 billion to Mexican banks. This was done in response to an abnormal volatility in the Mexican peso exchange rate and a lack of liquidity in the foreign exchange market generally. Banco de México also carried out another large sale of dollars on February 20, February 23 and February 27, 2009 for the same reason; an aggregate amount of U.S. $0.9 billion was sold on these dates.

On February 22, 2010, the Foreign Exchange Commission announced that it would auction off options, which would allow option-holders to sell U.S. dollars to Banco de México. This system was designed to allow Mexico to gradually accumulate international reserves without affecting the peso/dollar exchange rate. Pursuant to this new auction policy and commencing in February 2010, Banco de México began conducting option-related auctions on the last business day of each month. These options were exercisable on any day in the month immediately following the auction. Option-holders were allowed to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option. This formula was used so long as the applicable rate did not exceed the FIX average for the 20 business days preceding the exercise date. A total of U.S. $600 million in options were made available each month for auction under this policy. However, on November 29, 2011, the Foreign Exchange Commission announced that, effective immediately, it was temporarily suspending these auctions. From February 26, 2010 through November 29, 2011, Banco de México auctioned an aggregate of U.S. $12.6 billion in options through this mechanism. Moreover, through November 29, 2011, Banco de México had purchased an aggregate of U.S. $9.1 billion from option-holders upon the exercise of these options.

On November 29, 2011, the Foreign Exchange Commission announced that Banco de México would be conducting an auction of U.S. $400 million on each business day. Under these auctions, U.S. dollars would be auctioned at a peso/dollar exchange rate that was, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. Thus, this daily auction would result in a sale only when the exchange rate depreciated more than 2% against the previous day’s exchange rate. On April 8, 2013, the Foreign Exchange Commission announced that Banco de México would no longer conduct these auctions citing the stabilization of the peso/dollar exchange rate. From November 30, 2011 through April 8, 2013, the daily auctions resulted in a sale on only three different days, for a total amount of U.S. $646 million.

IMF Credit Lines

In December 2010, the Foreign Exchange Commission submitted a request to the IMF for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of the credit line to two years and would increase the amount available under the credit line to approximately U.S. $72 billion. On January 10, 2011, the IMF granted this request.

On November 5, 2012, the Foreign Exchange Commission submitted a new request to the IMF for an advanced renewal and amendment of this contingent credit line. This request would extend the term of the credit line another two years and would increase the amount available to approximately U.S. $73 billion. On November 30, 2012, the IMF granted this request.

As of the date of this report, no amounts have been disbursed under Mexico’s contingent credit line with the IMF.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

International Reserves and Net International Assets(3)

Year	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets
	(in millions of dollars)
2008	$85,441	$95,232
2009	90,838	99,870
2010	113,597	120,621
2011	142,476	149,242
2012	163,515	167,082
2013
January	165,510	171,286
February	165,898	171,776
March	166,962	171,331
April	168,367	172,733
May	167,129	170,130
June	166,530	168,934
July	169,160	172,845
August	170,709	173,554
September	172,094	175,035

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)	“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

Source: Banco de México.

According to preliminary figures, at December 31, 2011, Banco de México’s international reserves totaled U.S. $142.5 billion, an increase of U.S. $28.9 billion from the amount at December 31, 2010. The net international assets of Banco de México totaled U.S. $149.2 billion at December 31, 2011, an increase of U.S. $28.6 billion from the amount at December 31, 2010.

According to preliminary figures, at December 31, 2012, Banco de México’s international reserves totaled U.S. $163.5 billion, an increase of U.S. $21.0 billion from the amount at December 31, 2011. This was due to, among other things, a deficit in the current account and a surplus in the financial account. The net international assets of Banco de México totaled U.S. $167.1 billion at December 31, 2012, an increase of U.S. $17.8 billion from the amount at December 31, 2011. This was due to, among other things, PEMEX currency purchases and other negative inflows.

According to preliminary figures, at October 18, 2013, Banco de México’s international reserves totaled U.S. $173.2 billion, an increase of U.S. $9.6 billion from the amount at December 31, 2012. This was due to, among other things, a deficit in the current and financial accounts. The net international assets of Banco de México totaled U.S. $175.2 billion at October 18, 2013, an increase of U.S. $8.7 billion from the amount at December 31, 2012. This was due to, among other things, PEMEX currency purchases and other positive inflows.

Direct Foreign Investment in Mexico

This section summarizes direct foreign investment in Mexico. While the Government recognizes that Mexico competes for foreign investment with many other countries, including China and nations in Eastern and Central Europe, it believes that it will be able to maintain continued access to foreign investment because of the increased competitiveness and productivity of Mexico’s economy.

Foreign Investment Policy

Mexico’s Ley de Inversión Extranjera (Foreign Investment Law) established a legal framework designed to encourage foreign investment in Mexico. This law, which became effective in December 1993, liberalized certain restrictions on foreign investment in Mexico. For example, the law permits foreign investors to own 100% of a Mexican company’s capital stock if certain conditions are satisfied. The law also sets forth certain economic activities that are reserved exclusively for the Government or for Mexican investors. It also delineates different activities in which foreign investment may not exceed either 10%, 25%, 30% or 49% of the total investment (without the approval of the Foreign Investment Commission).

In addition, the Foreign Investment Law allows foreign investors to purchase equity securities traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors (provided that certain conditions are satisfied). With the authorization of the Ministry of Economy, Mexican banks may establish investment trusts, with the banks acting as trustees to purchase these securities on behalf of foreign investors. These trusts, in turn, issue the ordinary participation certificates that may be acquired by foreign investors, which only grant economic rights to their holders. Any and all voting rights are exercisable only by the trustee.

Foreign Investment in Mexico

From 2008 to 2012, total accumulated direct foreign investment in Mexico, excluding any direct foreign investment not registered with Mexico’s Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), totaled approximately U.S. $101.1 billion. These funds, which exclude investments in Mexico-based securities, were allocated to the following sectors of the Mexican economy:

Area	Percentage
Agriculture, Livestock, Fishing and Forestry	0.3%
Business Support Services	4.5%
Commerce	11.2%
Construction	5.3%
Educational Services	0.2%
Electricity and Water	0.5%
Financial Services	10.5%
Health Services	0.1%
Manufacturing	43.1%
Mass Media	3.6%
Mining	8.4%
Other Services	0.6%
Professional Services	2.4%
Real Estate and Rental Services	6.3%
Recreational Services	0.1%
Temporary Accommodations	2.2%
Transportation	0.9%

According to preliminary figures, during 2012, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $72.1 billion, and was composed of direct foreign investment (investment in real assets such as land, buildings or plants in Mexico) of U.S. $15.5 billion and net foreign portfolio investment (investment activity that involves the purchase of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad) inflows of U.S. $56.7 billion.

According to preliminary figures, during the first six months of 2013, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $30.0 billion, and was composed of direct foreign investment of U.S. $23.8 billion and net foreign portfolio investment inflows of U.S. $6.2 billion.

The following table illustrates direct foreign investment in Mexico as contained in the National Foreign Investment Registry by country of origin, and the cumulative totals from January 1, 2008 through December 31, 2012.

Direct Foreign Investment(1)

	Direct Foreign Investment in 2012(2)		Cumulative Total 2008-2012(2)
	(in millions of dollars, except percentages)
United States	$7,060.5	52.6%	$42,417.7	42.0%
Canada	1,271.6	9.5	8,405.7	8.3
Brazil	85.0	0.6	928.4	0.9
Spain	(1,319.5)	(9.8)	11,445.2	11.3
United Kingdom	267.6	2.0	1,612.6	1.6
Germany	799.9	6.0	2,249.2	2.2
Luxembourg	885.2	6.6	1,946.7	1.9
Ireland	6.0	0.0	577.1	0.6
Switzerland	223.2	1.7	1,945.2	1.9
Japan	1,751.1	13.0	4,219.4	4.2
Others	2,400.0	17.9	25,307.7	25.0

Total	$13,430.6	100.0%	$101,054.9	100.0%

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Excludes direct foreign investment that has not been registered with the National Foreign Investment Registry.

Source: National Foreign Investment Commission.

Subscriptions to International Institutions

Mexico is currently subscribed to the following international institutions:

•	the Caribbean Development Bank;

•	the European Bank for Reconstruction and Development (ERBD);

•	the Global Environmental Facility;

•	the IADB;

•	the IMF;

•	the North American Development Bank;

•	the Special Development Fund; and

•	the World Bank (including the International Development Association and the International Finance Corporation).

Its subscription to each of these international institutions is described in detail below.

At December 31, 2012, Mexico had contributed U.S. $29.3 million in ordinary capital to the Caribbean Development Bank. Mexico does not receive funds from this institution.

At May 31, 2013, Mexico’s subscription to the capital of the ERBD was €45.0 million. Of that subscription, €10.5 million has already been paid; the outstanding balance is callable only if required to meet the EBRD’s capital obligations.

At May 31, 2013, Mexico’s subscription to the Global Environmental Facility was 22.5 million Special Drawing Rights (SDR). There is currently only one pending installment that is scheduled to be paid to its trustee before June 2014. The outstanding installment amount is Ps. 28.5 million or 1,466,333.8 SDR (as determined by the June 6, 2013 IMF exchange rate).

At December 31, 2012, Mexico’s subscription to the capital of the IADB totaled U.S. $7.9 billion, one of the largest subscriptions of any of the IADB’s Latin American members. Of that subscription, U.S. $322.5 million has already been paid and the balance is callable only if required to meet the IADB’s capital obligations. Excluding any cancellations, the IADB has authorized gross loans to Mexico totaling U.S. $31.7 billion. A total of U.S. $28.6 billion of this amount has already been disbursed. Mexico, in turn, contributed funds to: (1) the IADB Fund for Special Operations totaling U.S. $346.4 million; and (2) the Inter-American Investment Corporation, an affiliate of the IADB, totaling U.S. $50.0 million. The latter corporation has approved Mexico-based projects totaling U.S. $61.0 million, U.S. $17.0 million, and U.S. $38.4 million.

At June 5, 2013, Mexico’s subscription to the IMF was 3,625.7 million SDR. There are currently no purchases or loans outstanding under this subscription.

At December 31, 2012, Mexico had subscribed to a total of U.S. $225 million to the capital of the North American Development Bank (none of which is outstanding). This bank specializes in funding projects to improve environmental conditions along the Mexico-U.S. border. At March 31, 2013, Mexico received U.S. $951.8 million from this institution for environment-related projects.

At December 31, 2012, Mexico had contributed U.S. $5.5 million in ordinary capital to the Special Development Fund. Mexico does not receive funds from this institution.

At June 30, 2013, Mexico’s subscription to the capital of the World Bank was U.S. $2.3 billion. Of that amount, U.S. $139.0 million has already been paid; the outstanding balance is callable only if required by the World Bank to meet its obligations for borrowed funds or guaranteed loans. At September 30, 2013, excluding any cancellations, the World Bank has authorized gross loans to Mexico totaling U.S. $47.5 billion. A total of U.S. $46.3 billion of this amount has already been disbursed. Mexico, in turn, contributed funds to the International Development Association and the International Finance Corporation, both of which are part of the World Bank Group. At June 30, 2013, Mexico’s contribution to the capital of the International Development Association totaled U.S. $185 million, and its subscription to the capital of the International Finance Corporation totaled U.S. $27.6 million, all of which has been paid. At June 30, 2013, the International Finance Corporation had authorized credits and made investments in Mexico totaling U.S. $8.9 billion.

Exchange Controls and Foreign Exchange Rates

Since December 22, 1994, the Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time in order to minimize volatility and ensure an orderly market. The Government has also promoted market-based mechanisms for stabilizing the exchange rate, including offering over-the-counter forward and options contracts between banks and their clients in Mexico, as well as authorizing peso futures trading on the Chicago Mercantile Exchange. In addition, since October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on operating banking activities in Mexico).

On December 31, 2010, the peso/dollar exchange rate closed at Ps. 12.3496 = U.S. $1.00, a 5.8% appreciation in dollar terms as compared to the rate on December 31, 2009. The peso appreciated considerably against the dollar in 2010, mainly as a result of: (1) an improving growth forecast of the U.S. economy; (2) a better internal expenditure outlook in Mexico; and (3) increased liquidity in the international financial markets (given the monetary policy strategies of advanced economies).

On December 31, 2011, the peso/dollar exchange rate closed at Ps. 13.9476 = U.S. $1.00, an 11.5% depreciation in dollar terms as compared to the rate on December 31, 2010. During the first half of 2011, the peso appreciated against the dollar, mainly as a result of the strength of Mexico’s economic fundamentals and the increased liquidity in the international financial markets. However, during the second half of 2011, the peso depreciated against the dollar due to increased volatility in the international financial markets, which, in turn, caused investor aversion to the currencies of emerging economies.

On December 31, 2012, the peso/dollar exchange rate closed at Ps. 12.9658 = U.S. $1.00, a 7.6% appreciation in dollar terms as compared to the rate on December 31, 2011. During the first half of 2012, the improved condition of the international markets provided some stability to the peso. This also helped reverse some of the peso depreciation experienced during the second half of 2011. However, during the second half of 2012, the peso once again depreciated against the dollar as a result of the volatility in the international financial markets.

During the first nine months of 2013, the average peso/U.S. dollar exchange rate was Ps. 12.6869 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on November 4, 2013 (which took effect on the second business day thereafter) was Ps. 12.9869 = U.S. $1.00.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Exchange Rates

	Representative Market Rate
Year	End-of-Period	Average
2008	13.8325	11.1520
2009	13.0659	13.5076
2010	12.3496	12.6303
2011	13.9476	12.4354
2012	12.9658	13.1613
2013
January	12.7094	12.6990
February	12.7795	12.7229
March	12.3612	12.5247
April	12.1456	12.2050
May	12.8035	12.3115
June	13.0279	12.9596
July	12.8464	12.7659
August	13.3415	12.9178
September	13.1747	13.0759

Source: Banco de México.

PUBLIC FINANCE

General

Budget Process

The preparation of Mexico’s annual budget requires the participation and coordination of all Government ministries and agencies. The Ministry of Finance and Public Credit prepares the revenue bill each fiscal year, which sets forth the revenues projected to be received by: (1) the Government; and (2) certain of its agencies and enterprises whose budgets require specific legislative approval during the succeeding fiscal year (budget-controlled agencies). In addition, the various ministries prepare expenditure estimates for their own operations and for all of the budget-controlled agencies under their jurisdiction, utilizing the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. Subsequently, the Ministry of Finance and Public Credit reviews these expenditure requests and prepares the expenditure bill for both the Government and the budget-controlled agencies.

The revenue bill must be presented and passed by both houses of Congress. Upon passage by both houses of Congress, the revenue bill becomes the Revenue Law, which provides ministries and budget-controlled agencies with the requisite authority for collecting taxes and other revenues, as well as for entering into loan agreements.

In contrast, the expenditure bill only requires the approval of the Chamber of Deputies under the Constitution. Upon passage by the Chamber of Deputies, the expenditure bill becomes the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal (Federal Expenditure Budget, or the Expenditure Budget), which authorizes ministries and budget-controlled agencies to incur expenses during the relevant fiscal year. In addition, the Chamber of Deputies must, through its Auditoría Superior de la Federación (Senior Audit Office), annually review the Cuenta Pública (Public Account), which sets forth the expenditures made by ministries and budget-controlled agencies during the previous fiscal year. Under the Constitution, expenditures may only be made by ministries or budget-controlled agencies if the expenditures are included in the Expenditure Budget or approved under a law subsequently passed by Congress.

Once enacted, the Revenue Law and the Expenditure Budget jointly constitute Mexico’s annual budget (the Budget).

Treatment of Public Sector Agencies and Enterprises

The Budget includes revenues and expenditures of the Government, its ministries and of the budget-controlled agencies. This includes, for example, the revenues and expenditures of Petróleos Mexicanos. The information included in this document regarding the overall public sector budget, revenues and expenditures is prepared on a consolidated basis and includes not only the revenues and expenditures of the Government, its ministries and the budget-controlled agencies, but also that of other public sector agencies and enterprises whose budgets are not subject to legislative approval (administratively-controlled agencies). Administratively-controlled agencies include NAFIN and Bancomext, among others. Administratively-controlled agencies’ budgets are subject to Government review and, as with the budget-controlled agencies, the Ministry of Finance and Public Credit must approve any of their borrowings. In some instances, borrowings of budget- and administratively-controlled agencies are guaranteed by Mexico, either by law or pursuant to contractual arrangements.

Methods for Reporting Fiscal Balance

Mexico reports its fiscal balance using the three principal methods described below:

Method	Formula	Notes

Primary Balance	Public Sector Balance less the Government’s net borrowing costs (the balance of revenues and expenditures of the non-financial public sector, excluding interest payments on public debt and proceeds of privatizations).	The primary balance is also reported without giving effect to proceeds of privatizations. This balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

Operational Balance	Primary Balance, excluding the inflationary component of interest payments on domestic debt of the non-financial public sector.	This balance is used to correct the distortions that affect the measurement of public finances in an inflationary environment.

Public Sector Balance	Consolidated revenues minus public sector expenditures (including public sector interest expenses, but excluding proceeds from privatizations and the effects of financial intermediation).	A deficit in the public sector balance is also referred to as the “public sector borrowing requirement.”

The following table sets forth, pursuant to the three principal reporting methods described above, the performance of Mexico’s fiscal balance as a percentage of GDP for the years indicated. Figures presented in the following table and throughout this section have been calculated using GDP figures based on constant 2008 pesos.

Note: 2010-2013 figures are preliminary. Figures for Mexico’s Budget for 2013 represent budgetary estimates based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2013 and in the Economic Program for 2013, and do not reflect actual results for the year or updated estimates of Mexico’s 2013 economic results.

Source: Ministry of Finance and Public Credit.

Fiscal Policy

The Government’s economic stabilization strategy is focused on the efficient allocation of public expenditures and increasing revenues in order to reduce the poverty rate and increase the rate of economic growth and employment.

In order to better promote economic growth and employment opportunities, the Government’s has set forth its principal fiscal policy objectives as follows:

•	reduce the barriers and risks associated with investment in Mexico;

•	improve the ability of Mexican businesses to compete in the global markets; and

•	reduce the costs of goods and services to the consumer.

To achieve these objectives, the Government plans to:

•	strengthen the rule of law and improve public security;

•	simplify the administration of the Mexican tax system and facilitate the consistent application of the various tax laws;

•

improve the efficiency of the public sector through enhanced coordination among government entities and through increased transparency in public spending thereby permitting increased spending on both social development and infrastructure;

•	continue to develop the Mexican equity and debt markets;

•	improve the pension system for public sector workers;

•	consolidate macroeconomic stability through fiscal discipline and the effective use of petroleum resources, as well as the utilization of transparent and efficient budgetary procedures;

•	improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate; and

•	institute trade liberalization policies.

The Programa Nacional de Financiamiento del Desarrollo 2008-2012 (National Program to Finance Development 2008-2012), announced on May 27, 2008, establishes Government fiscal policy goals consistent with those described above. These goals include increased spending on social and economic development and greater investment in infrastructure, while still maintaining a stable and responsible approach to public finance. To this end, this program has outlined the following specific objectives:

•

strengthen the framework of fiscal responsibility to ensure a responsible and efficient fiscal policy, including a balanced budget and prudent debt management, each of which are core components of Mexico’s development strategy, with the goals of: (1) reducing the historical balance of the public sector’s borrowing requirement; and (2) strengthening the mechanisms used to carry out counter-cyclical policies;

•	continue to simplify the Mexican tax system in order to improve tax collection by: (1) seeking additional mechanisms to facilitate compliance with tax obligations; and (2) reducing tax evasion;

•

ensure the proper implementation of public finance reforms, in particular the Impuesto Empresarial a Tasa Única (Flat Rate Business Tax), in order to increase non-oil tax revenues and reduce the volatility of total government revenues;

•

improve expenditure allocation and use by closely evaluating results, based on greater transparency and accountability, including by: (1) implementing an evaluation system for expenditure programs; (2) integrating the Government’s accounting systems at all three levels of government; and (3) prioritizing the allocation of expenditures to sectors and programs that produce better results; and

•

promote the development of local financial markets and achieve savings in the financial costs of the public sector through the active management of public debt, while maintaining a level of risk consistent with the natural evolution of public finances and the development of local financial markets.

2013 Budget

On December 7, 2012, the President of Mexico submitted the proposed 2013 Revenue Law and 2013 Expenditure Budget to Congress for its approval. The 2013 Revenue Law and the 2013 Expenditure Budget were approved on December 13, 2012 and December 20, 2012, and were published in the Official Gazette of the Federation on December 17, 2012 and December 27, 2012, respectively. We refer to these two bills together as the 2013 Budget.

The 2013 Budget allows ministries and budget-controlled agencies to request additional expenditures to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2013 Budget. In addition, the 2013 Budget provides that the executive branch, acting through the Ministry of Finance and Public Credit, is authorized to approve, if certain conditions are met, additional expenditures requested by certain ministries or budget-controlled agencies in the event that these entities realize revenues greater than those projected in the 2013 Budget. The 2013 Budget, as adopted by Congress, does not provide for a public sector budget deficit (excluding physical investments by PEMEX).

Including PEMEX’s investment program, the 2013 Budget, as approved by Congress, provides for a public sector budget deficit of 2.0% of GDP. The 2013 Budget contemplates public sector budgetary revenues totaling Ps. 3,601.1 billion, a 5.1% increase in real terms as compared to public sector budgetary revenues estimated for the 2012 Budget. This is based on an assumed weighted average Mexican crude oil export price of U.S. $86.0 per barrel and an estimated volume of oil exports of 1,183.5 thousand barrels per day. Oil revenues are estimated at Ps. 1,243.0 billion in nominal pesos, a 2.4% increase in real terms as compared to the estimated amount for the 2012 Budget. In addition, approved non-oil revenues are Ps. 2,358.1 billion, a 6.6% increase as compared to the estimated amount for the 2012 Budget. Finally, projected tax revenue also increased by 5.4% in real terms as compared to the amount approved for the 2012 Budget.

Mexico’s 2013 Budget provides for a total of Ps. 3,601.1 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 326.3 billion), a 3.0% increase in real terms as compared to the amount approved in the 2012 Expenditure Budget. Estimated budget expenditures include:

•	Ps. 981.1 billion (32.1% of total budgetary programmable expenditures) on health and social security;

•	Ps. 534.9 billion (17.5% of total budgetary programmable expenditures) on education;

•	Ps. 295.1 billion for the servicing of Government debt, including the servicing of IPAB debt;

•	Ps. 209.0 billion (6.8% of total budgetary programmable expenditures) on housing and community development; and

•	Ps. 50.3 billion for the servicing of CFE and PEMEX debt.

The 2013 Budget also authorizes the Government to incur net domestic debt in the amount of Ps. 415 billion in nominal pesos, or 2.5% of GDP, a 2.8% decrease in real terms as compared to the estimated amount for 2012. The 2013 Budget also authorized the Government to incur an additional U.S. $7.0 billion in external indebtedness, which includes financing from international financial organizations and is the same amount approved for 2012.

The table below sets forth the budgetary results for 2011, as well as the preliminary results for 2012 and the first six months of 2013. It also sets forth the assumptions and targets underlying Mexico’s 2013 Budget.

2011, 2012 and First Six Months of 2013 Results;

2013 Budget Assumptions and Targets

2011 Results	2012 Results(1)	First Six Months of 2012 Results(1)	First Six Months of 2013 Results(1)	2013 Budget(2)
Real GDP growth (%)	4.0%	3.8%	4.3%	1.0%	3.5%
Increase in the national consumer price index (%)	3.8%	3.6%	0.8%	1.3%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$101.1	3	$101.8	1	$105.3	2	$100.6	3	$86.00	(3)
Current account deficit as % of GDP	(1.0%)	(1.2%)	0.1%	(0.9%)	n.a.
Average exchange rate (Ps./$1.00)	12.4	13.2	13.3	12.6	12.9
Average rate on 28-day Cetes (%)	4.2%	4.2%	4.3%	3.9%	4.6%
Public sector balance as % of GDP(4)	(2.5%)	(2.6%)	(1.9%)	(1.0%)	(2.0%)
Primary balance as % of GDP(4)	(0.6%)	(0.6%)	0.3%	1.2%	0.1%

n.a. = Not available.

(1)	Preliminary figures.
(2)	2013 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2013 and in the Economic Program for 2013. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2013 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2013 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2013 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law and the recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General.”

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table sets forth revenues and expenditures, as well as total borrowing requirements for the consolidated public sector in constant 2008 pesos for the fiscal years 2008-2012 and for the first six months of 2013, as well as budgetary estimates for 2013.

Selected Public Finance Indicators

	2008	As a % of GDP	2009	As a % of GDP	2010(1)	As a % of GDP(1)	2011(1)	As a % of GDP(1)	2012(1)	As a % of GDP(1)	First Six Months of 2013(1)	As a % of GDP(1)	2013 Budget(2)	As a % of GDP(2)
	(in billions of constant pesos(3) or percentage of GDP)

1. Budgetary revenues	Ps. 2,861.2	23.3%	Ps. 2,721.4	23.3%	Ps. 2,746.9	22.4%	Ps. 2,895.3	22.7%	Ps. 3,002.0	22.7%	Ps. 1,521.1	23.1%	Ps. 2,965.7	21.5%
Federal Government	2,050.1	16.7	1,932.4	16.5	1,930.0	15.7	2,053.7	16.1	2,094.9	15.8	1,110.6	16.9	2,057.8	15.0
Public enterprises and agencies	811.1	6.6	789.0	6.8	816.9	6.7	841.6	6.6	907.1	6.9	410.4	6.2	907.9	6.6
2. Budgetary expenditures	2,872.8	23.4	2,983.8	25.5	3,093.5	25.2	3,214.2	25.2	3,348.6	25.3	1,589.8	22.0	3,234.4	23.5
(a) Budgetary primary expenditures (excluding interest payments)	2,645.7	21.6	2,730.0	23.4	2,856.2	23.3	2,971.7	23.3	3,088.0	23.3	1,451.9	22.1	2,950.0	21.4
Programmable	2,210.4	18.0	2,353.7	20.2	2,430.0	19.8	2,532.3	19.8	2,649.8	20.0	1,208.1	18.4	2,496.9	18.1
Non-programmable	435.3	3.6	376.3	3.2	426.2	3.5	439.4	3.4	438.2	3.3	243.8	3.7	453.1	3.3
(b) Interest payments (budgetary sector)	227.1	1.9	253.9	2.2	237.3	1.9	242.5	1.9	260.6	2.0	137.9	2.1	284.4	2.1
3. Budgetary primary balance (1-2(a))	215.4	1.8	(8.6)	(0.1)	(109.3)	(0.9)	(76.4)	(0.6)	(86.0)	(0.7)	69.2	1.1	15.7	0.1
4. Non-budgetary primary balance	1.1	0.0	1.1	0.0	3.7	0.0	4.6	0.0	2.7	0.0	11.1	0.2	0.4	0.0
5. Total primary balance (3+4)	216.5	1.8	(7.4)	(0.1)	(105.5)	(0.9)	(71.8)	(0.6)	(83.3)	(0.6)	80.3	1.2	16.1	0.1
6. Total interest payments (budgetary and non-budgetary)	227.2	1.9	253.9	2.2	237.3	1.9	242.5	1.9	260.6	2.0	138.0	2.1	284.9	2.1
7. Statistical discrepancy	2.7	0.0	(2.9)	(0.0)	(1.0)	(0.0)	(1.4)	(0.0)	(0.5)	(0.0)	(5.8)	(0.1)	—	—
8. Public sector balance (on a cash basis) (5-6+7)	(7.9)	(0.1)	(264.2)	(2.3)	(343.8)	(2.8)	(312.9)	(2.5)	(344.4)	(2.6)	(63.5)	(1.0)	(268.7)	(2.0)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates as of December 2012. Budgetary estimates were converted into constant pesos using the GDP deflator for 2013 estimated as of December 2012. Percentages of GDP were calculated based on budgetary assumptions listed in the immediately preceding table.
(3)	Constant pesos with purchasing power at December 31, 2008.

Source: Ministry of Finance and Public Credit.

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 353.5 billion during 2011, or 2.5% of GDP, as compared to a deficit of Ps. 370.5 billion in 2010. This result was consistent with the approved budget deficit and the applicable guidelines for that fiscal year. Excluding physical investments by PEMEX, the public sector registered a deficit of Ps. 86.2 billion.

In nominal pesos and according to preliminary figures, the total primary balance registered a deficit of Ps. 81.1 billion during 2011, or 0.6 % of GDP, as compared to a deficit of Ps. 113.7 billion recorded in 2010.

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 403.2 billion during 2012, or 2.6% of GDP, as compared to a deficit of Ps. 353.5 billion in 2011. This was consistent with the approved budget deficit and the applicable guidelines for that fiscal year. Excluding physical investments by PEMEX, the public sector registered a deficit of Ps. 91.2 billion, or 0.6% of GDP.

In nominal pesos and according to preliminary figures, the total primary balance registered a deficit of Ps. 97.5 billion during 2012, or 0.6% of GDP, as compared to a deficit of Ps. 81.1 billion recorded in 2011.

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 75.6 billion (including physical investment expenditures by PEMEX) during the first six months of 2013, or 1.0% of GDP. This deficit was Ps. 142.6 billion during the same period of 2012. The public sector balance registered a surplus of Ps. 54.8 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 24.1 billion deficit registered for the same period of 2012.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a surplus of Ps. 95.5 billion during the first six months of 2013, 283.2% higher in nominal terms than for the first six months of 2012.

Revenues

i.	Budgetary Revenues

The following table illustrates the composition of public sector budgetary revenues for the fiscal years 2008-2012 and for the first six months of 2013, as well as the projected revenues set forth in the 2013 Budget, in constant 2008 pesos.

Public Sector Budgetary Revenues

	2008	2009	2010(1)	2011(1)	2012(1)	First Six Months of 2013(1)	2013 Budget(2)
	(in billions of constant pesos)(3)
Budgetary revenues	Ps. 2,861.2	Ps. 2,721.4	Ps. 2,746.9	Ps. 2,895.3	Ps. 3,002.0	Ps. 1,521.1	Ps. 2,965.7
Federal government	2,050.1	1,932.4	1,930.0	2,053.8	2,094.9	1,110.6	2,057.8
Taxes	994.6	1,091.1	1,169.5	1,145.5	1,122.8	663.7	1,322.0
Income tax	561.1	516.0	581.3	637.9	648.2	400.8	673.7
Value-added tax	457.3	393.9	468.1	475.3	495.4	227.0	512.8
Excise taxes	(168.3)	48.8	4.1	(67.7)	(111.2)	(12.0)	43.6
Import duties	35.8	29.2	22.8	23.8	23.8	11.1	23.1
Export duties	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Luxury goods and services	—	—	—	—	—	—	—
Other	108.8	103.2	93.2	76.2	66.4	36.7	68.7
Non-tax revenue	1,055.5	841.3	760.5	908.3	972.1	446.9	735.8
Fees and tolls	934.6	500.2	624.9	783.5	825.0	376.4	666.7
Rents, interest and proceeds of assets sales	6.9	6.4	3.8	4.1	5.3	4.3	4.5
Fines and surcharges	114.0	334.6	131.7	120.7	141.8	66.2	64.5
Other	0.0	0.0	0.0	0.1	0.0	0.0	0.0
Public enterprises and agencies	811.1	789.0	816.9	840.3	907.1	410.4	907.9
PEMEX	362.6	369.0	357.6	348.5	395.6	177.3	394.0
Others	448.5	420.0	459.3	491.8	511.5	233.2	513.9

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates as of December 2012. Budgetary estimates for 2013 were converted into constant pesos using the GDP deflator for 2013, estimated as of December 2012.
(3)	Constant pesos with purchasing power at December 31, 2008.

Source: Ministry of Finance and Public Credit.

Public sector budgetary revenues have decreased as a percentage of GDP over the past five years, from 23.3% of GDP in 2008 to 22.7% of GDP in 2012.

According to preliminary figures, public sector budgetary revenues increased by 3.2% in real terms during 2012, as compared to 2011. In particular, revenues increased or decreased as follows, each in real terms and as compared to 2011:

•	crude oil revenues increased by 3.2%;

•

non-oil tax revenues increased by 1.4% (as a result of an 1.7% increase in income tax revenues, a 1.2% increase in non-oil excise tax, primarily the IEPS tax, and a 3.7% increase in value-added tax revenues);

•	non-oil, non-tax revenues increased by 16.6%;

•	crude oil prices increased by 0.7%, from an average price of U.S. $101.13 per barrel in 2011 to an average price of U.S. $101.81 per barrel in 2012; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) increased by 1.2 percentage points, to 13.2%, as compared to approximately 12.0% in 2011.

According to preliminary figures, during the first six months of 2013, public sector budgetary revenues amounted to Ps. 1,810.3 billion in nominal pesos, 0.9% greater in real terms as compared to the same period of 2012. During the first six months of 2013, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2012:

•	crude oil revenues decreased by 5.6%;

•	non-oil tax revenues increased by 5.2%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 0.7 percentage points, to 11.7%, as compared to approximately 12.4% in the same period of 2012.

ii.	Tax Revenues

Mexico’s federal tax structure includes both direct taxation, mostly in the form of income taxes, and indirect taxation, mostly in the form of an Impuesto al Valor Agregado (value-added tax or VAT) and excise taxes, such as the IEPS tax. Mexico’s VAT is imposed at a fixed rate of 16%. This rate is applied all over Mexico except for bordering regions (i.e., the Mexico-U.S. border, the Mexico-Guatemala border and the Mexico-Belize border), where the rate is 11%. The VAT is passed through the manufacturing and distribution chain and is passed along as part of the purchase price to the consumer. Certain goods and services, such as exports, qualify for an exemption or a reduced rate from the VAT. Services provided by the in-bond industry are considered exports for purposes of the VAT, and are therefore exempt from the VAT.

Income is taxed at both the individual and corporate level. The individual income tax is levied at progressive rates. The highest marginal tax rate for individuals (those having annual incomes over Ps. 392,842.0) was reduced from 30% to 29% in 2013, and is set to be reduced to 28% for 2014 and thereafter. The corporate tax is levied at a flat rate of 29% for 2013, and is set to be reduced to 28% for 2014 and thereafter.

Until 2008, corporations and individuals engaged in business activities were also subject to an asset tax, which was a minimum income tax aimed at reducing tax evasion. This asset tax was assessed at a rate of 1.5% on the aggregate book value of the assets owned by a corporation each fiscal year. Income taxes paid by corporations could be credited against the asset tax owed. Effective January 1, 2008, the asset tax was replaced by the single-rate corporate tax, described below.

Impuesto Empresarial a Tasa Única (IETU), a new single rate corporate tax, became effective on January 1, 2008, and imposed a minimum tax equal to 16.5% of a corporation’s sales revenues (less certain deductions, including wages, social security contributions and certain investment expenditures). This tax rate was increased to 17.0% in 2009 and to 17.5% in 2010 and thereafter. This new tax, like the asset tax, is intended to discourage tax evasion. Any income tax paid may be credited against IETU tax liability. As a result, IETU tax liability is paid only to the extent it exceeds income tax liability. In contrast to the abolished asset tax, any paid IETU tax cannot be credited against income tax liability in subsequent years.

Mexico also imposes withholding taxes for certain qualified interest payments. Withholding taxes from interest payments made by Mexican companies to non-residents of Mexico are generally imposed at a rate of 30%. Withholding taxes on interest payments made to a foreign financial institution are imposed at a rate of 4.9%, provided the financial institution is registered with the Ministry of Finance and Public Credit and is a resident of a country that is party to a bilateral tax treaty with Mexico for the avoidance of double taxation. If not, the applicable rate is 10%. A 15% withholding rate is imposed on the interest portion of payments made on financial leases. Mexico does not impose a withholding tax on dividends.

Each of the states in Mexico also applies a tax on salaries that ranges from 1% to 3%. In addition, employers must contribute an amount equivalent to 5% of payroll to a housing fund and 2% of payroll to an employee retirement fund. A transfer tax applies to the transfer of real estate at rates that range between 2% and 5% of the value of the property. Also, a cash deposit tax, at a rate of 3%, applies on the amount of any cash deposits made in a taxpayer’s bank which exceed Ps. 15,000 per month. This tax, which was intended to subject payments made in the informal sector of the economy to the tax system, can be credited against income taxes, retained earnings tax and other federal contributions.

Since 1990, Mexico has negotiated bilateral tax treaties with various countries to avoid double taxation. The below summarizes the status of these tax treaties:

Countries			Status
Argentina Australia Austria Bahrain Barbados Belgium Brazil Canada Chile China Colombia Czech Republic Denmark Ecuador Finland France Germany Greece	Hong Kong Hungary Iceland India Indonesia Ireland Israel Italy Japan Kuwait Latvia Lithuania Luxembourg Netherlands New Zealand Norway Panama Poland	Portugal Romania Russia Qatar Singapore Slovakia South Africa South Korea Spain Sweden Switzerland Ukraine United Kingdom U.S. Uruguay Venezuela	Tax treaty is currently in force
Aruba Estonia Gibraltar Liechtenstein Malta	Peru United Arab Emirates		Tax treaty signed but are, in each case, pending ratification by at least one party
British Virgin Islands Jamaica Lebanon Malaysia Marshall Islands Monaco	Morocco Nicaragua Pakistan Saudi Arabia Slovenia St. Lucia	Thailand Turkey Turks and Caicos Islands Vanuatu	Tax treaty is under negotiation
Bahamas Belize Bermuda Cayman Islands Cook Islands Costa Rica Guernsey Islands	Isle of Man Jersey Islands Netherlands Antilles Samoa		No tax treaty but the two countries share tax information.

The following graphs illustrate the changes in the composition of tax revenues from 2008 to 2012.

Composition of Tax Revenues

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

The Government does not have exclusive power to impose certain special taxes as a result of changes made in the tax laws during the 1990’s to strengthen the income of the states and their participation in the tax system. Since 1997, local governments have been permitted to impose taxes on lodging services and the possession of new vehicles (in addition to the federal taxes on these items). Moreover, local governments are able to require retail commercial establishments that sell alcoholic beverages to purchase local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.

On November 5, 2009, in addition to passing the 2010 Revenue Law, Congress approved the following changes to the tax laws effective as of January 1, 2010.

	Modification in rate	Principal Elements of Tax Reform
A. Excise Taxes
Beer	Increased from 25% to 26.5%
Alcoholic Beverages	Increased from 50% to 53%	Only applies to alcoholic beverages with more than 20 degrees Gay-Lussac, or 20% alcohol by volume.
Tobacco	Increased from Ps. 1.20 to Ps. 1.60 per pack of 20 cigarettes. VAT of 160% of the price from wholesaler to retailer.

The tax on cigarettes was scheduled to be phased in from 2010 to 2013, but the phase in has now been eliminated.

The requirement to print a security code on cigarette packs was implemented to combat illegal smuggling.

Games and Lotteries	Increased from 20% to 30%
Telecommunications	3% (new)	Applies to services provided in Mexico through a public telecommunications network. Public and rural telephone services, interconnection services and internet access telecommunication services are exempt.
B. Value Added Tax
General Tax	Increased from 15% to 16%	Remains at 0% for food and medicine.
Border Area	Increased from 10% to 11%	Remains at 0% for food and medicine.
C. Income Tax
Individuals	30% maximum	Temporary increase for the highest tax bracket; will return to 28% in 2014.
Corporations	30%	Temporary increase; will return to 28% in 2014.
Tax Consolidation Rules		Income tax deferred for more than five years (i.e., from 2004 and in subsequent years) by tax consolidation groups will be paid as of the sixth year in which it was originated—25% in the first year; 25% in the second fiscal year; 20% in the third fiscal year; 15% in the fourth fiscal year; and 15% in the fifth fiscal year.
Primary Sector	Increased from 19% to 21%
D. Tax on cash deposits
Tax on Cash Deposits (IDE)	Increased from 2% to 3%	The monthly limit on tax-free cash deposits was reduced from Ps. 25,000 to Ps. 15,000 per month. The tax is imposed only on the amount exceeding Ps. 15,000.

Additional key changes proposed by the executive branch and approved by Congress in the 2011 Revenue Law include the following:

•

The elimination of 41 fees associated with: (1) obtaining various Government services , most notably those relating to certain public registries such as the National Foreign Investment Registry and the Registro Público de Comercio (Public Registry of Commerce); (2) market concentration notifications under Mexico’s Ley Federal de Competencia Económica (the Federal Antitrust Law); (3) visiting and photographing protected natural areas; and (4) temporary imports of medical devices.

•	The excise tax on cigarettes was increased to Ps. 7.0 per pack as of 2011 and the transition period legislated for 2010-2013 was eliminated.

•

A 25% IEPS tax was imposed on sales and imports of energy drinks, as well as on the concentrates, powders and syrups needed to prepare these beverages. The tax does not apply to hydrating and rehydrating beverages.

•

Congress approved a fiscal stimulus package aimed at promoting first-time formal employment in the form of a tax deduction relating to the hiring of those workers as long as: (1) those positions are maintained for a minimum of 36 months; and (2) the first-time workers remain employed for 18 consecutive months. The deduction applies only to workers who earn less than eight times the minimum wage, and the maximum amount of the additional deduction is 40% of the payroll cost of these employees. The deduction will be reduced to 25% of the payroll cost during the first-time employee’s second year of employment.

•

A fiscal stimulus to promote theatrical production was approved. This consists of an income tax credit equivalent to the amount that is invested in theatrical production projects. The amount of the credit is limited to Ps. 50.0 million per fiscal year or Ps. 2.0 million per taxpayer.

•

The provision establishing maximum amounts that could be accumulated in the Government’s revenue stabilization funds was eliminated in order to accommodate a higher amount of resources that may be used to manage any future economic shocks.

Expenditures

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2008-2012 and the first six months of 2013, as well as the projected expenditures set forth in the 2013 Budget.

Public Sector Budgetary Expenditures

	2008	2009	2010(1)	2011(1)	2012(1)	First Six Months of 2013(1)	2013 Budget(1)(2)
	(in billions of constant pesos(3))

Budgetary expenditures	Ps.2,872.8	Ps.2,983.8	Ps.3,093.5	Ps.3,214.2	Ps.3,348.6	Ps.1,589.8	Ps.3,234.4
Current expenditures	2,340.8	2,397.8	2,481.0	2,591.4	2,715.3	1,327.4	2,668.3
Salaries	422.2	447.2	443.2	459.6	482.1	228.7	487.2
Federal Government	163.0	179.6	182.0	183.3	194.9	85.7	195.3
Public agencies	259.3	267.5	261.1	276.3	287.2	142.9	291.9
Interest	227.1	253.9	237.3	242.5	260.6	137.9	284.4
Federal Government	200.1	223.4	200.7	212.9	219.5	118.1	243.0
Public agencies	27.0	30.5	36.6	29.6	41.2	19.8	41.4
Current transfers, net	657.5	690.1	707.0	759.0	795.4	391.9	782.1
Total	897.1	948.0	972.5	1,026.1	1,092.9	560.9	1,083.7
To public sector	239.6	257.9	265.5	267.1	297.5	169.0	301.6
States’ revenue sharing	423.5	362.9	405.8	422.4	251.4	223.7	440.7
Acquisitions	220.3	184.1	201.0	213.2	227.4	104.6	168.9
Federal Government	17.2	17.3	17.4	18.8	17.3	6.2	14.5
Public agencies	203.1	166.8	183.7	194.5	210.1	98.3	154.4
Other current expenditures	390.2	459.7	486.7	494.7	527.4	240.6	504.9
Federal Government	98.1	131.1	140.3	149.2	150.6	68.4	158.8
Public agencies	292.1	328.6	346.5	345.5	376.8	172.2	346.1
Capital expenditures	532.0	586.0	612.5	622.7	633.4	262.4	590.0
Federal Government	385.0	298.7	324.1	344.1	330.7	136.6	288.1
Public agencies	147.0	287.3	288.4	278.6	302.7	125.8	301.9
Payments due in previous years	—	—	—	—	—	—	(23.9)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates are as of December 2012. Budgetary estimates were converted into constant pesos using the GDP deflator for 2013 estimated as of December 2012.
(3)	Constant pesos with purchasing power at December 31, 2008.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during 2012, budgetary expenditures increased as follows, each in real terms and as compared to 2011:

•	net public sector budgetary expenditures increased by 3.7%;

•	net public sector budgetary programmable expenditures (excluding physical investment by PEMEX), increased by 3.3%;

•	net paid programmable budgetary expenditures increased by 4.2%;

•	net paid non-programmable budgetary expenditures increased by 2.0%;

•	the financial cost of public sector debt increased by 7.0%; and

•	public sector expenditures on economic and social development increased by 4.8% and 3.1%, respectively.

During 2012, spending on social programs, such as education, public health and social security, accounted for 56.8% of total programmable expenditures. According to preliminary figures, expenditures for agriculture, forests, fishing and hunting totaled Ps. 86.4 billion in nominal pesos, as compared to Ps. 96.4 billion in 2011. Expenditures for residential and community development totaled Ps. 208.4 billion in nominal pesos, as compared to Ps. 202.8 billion in 2011.

As of December 31, 2012:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 17.5 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 13.5 billion;

•	the PEMEX Infrastructure Investment Stabilization Fund totaled Ps. 1.4 billion; and

•	the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 14.8 billion.

According to preliminary figures, during the first six months of 2013, net public sector budgetary expenditures decreased by 2.8% in real terms as compared to the first six months of 2012. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) decreased by 5.4% in real terms as compared to the first six months of 2012. During the first six months of 2013, the financial cost of public sector debt increased by 1.1% in real terms as compared to the same period of 2012.

As of June 30, 2013:

•	the Oil Revenues Stabilization Fund totaled Ps. 31.6 billion;

•	the Federal Entities Revenue Stabilization Fund totaled Ps. 17.5 billion;

•	the PEMEX Infrastructure Investment Stabilization Fund totaled Ps. 36.3 billion; and

•	the Fund to Support Pension Restructuring totaled Ps. 15.1 billion.

Health and Labor, Education and Other Social Welfare Expenditures

i.	Health and Labor

The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2012 were on health and social security and education. The Government spent Ps. 950.6 billion in nominal pesos (or 30.4% of programmable expenditures) on health and social security services and Ps. 559.3 billion in nominal pesos (or 17.9% of programmable expenditures) on education.

The principal social security institutions are the IMSS, the ISSSTE and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital-related services, health and maternity insurance and preventive health services. In seeking to provide these health services to a larger portion of the population, the Government is coordinating the activities of various public agencies and is organizing a national system of health services.

ii.	Education

The Government devotes a significant share of its resources to education and vocational training. The Government’s immediate goals include providing elementary and secondary education to all Mexican children and providing increased technical training tailored to the changing demands of the Mexican economy. Based on estimates from EFA Global Monitoring Report 2012 published by the United Nations Educational, Scientific and Cultural Organization, approximately 93.1% of the Mexican population that is 15 years of age or older is literate.

The structure of the Mexican educational system is based on the concept of “educational federalism,” with the underlying premise that it is the responsibility of each state to provide for the education of its population.

A Constitutional reform of education went into effect on February 27, 2013. This reform is intended to improve the public educational system of Mexico by introducing competency exams and annual objectives, while also establishing merit-based standards for the hiring and promotion of teachers. In addition, this law provides federal funding for extended learning hours and the improvement of school-related infrastructure. For further information about this reform, see “The Economy–Legal and Political Reforms.”

iii.	Other

The Government established INFONAVIT in 1972 in order to both improve living conditions for Mexico’s low-income population and provide access to property and housing loans. INFONAVIT is supported by contributions from all Mexican employers, which correspond to approximately 5% of all paid salaries. In 2012, INFONAVIT granted approximately 578,396 loans for the funding of housing purchases, construction and repairs, as compared to the approximately 501,292 loans provided in 2011. For further information regarding INFONAVIT, see “The Economy—Employment and Labor.”

Government Agencies and Enterprises

The following table shows, for each principal Governmental agency and enterprise outside of the financial sector, its principal business, its percentage of Government ownership, its size (based on total assets at its latest fiscal year end), its net contribution or expense to the public sector primary balance and the amount of its outstanding borrowings that is guaranteed by the Government or for which the Government is responsible for.

Principal Government Agencies and Enterprises
at December 31, 2012

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets(2)	Contribution or Expense to Primary Balance(2)(3)	Outstanding Guaranteed Debt(2)
			(in millions of dollars)

PEMEX	Production, refining and distribution of crude oil and derivatives	100.0%	$118,998.7	$509.7	$—

CFE	Production and sale of electricity	100.0	69,881.3	898.0	—

Federal Roads and Bridges(4)	Administration of toll highways	100.0	195.5	5.9	—

Airports and Auxiliary Services(4)	Airport services	100.0	1,351.1	(18.8)	—

(1)	Preliminary figures.
(2)	Financial data is calculated herein in accordance with Mexican financial reporting standards applicable to public sector entities, which differ in material respects from U.S. GAAP and IFRS. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.
(3)	Surplus after Government transfers, less interest payments.
(4)	Primary surplus before transfers to the Tesorería de la Federación (Treasury of the Federation).

Source: Ministry of Finance and Public Credit.

For a discussion on the Government’s privatization program, see “The Economy—The Role of the Government in the Economy; Privatization.”

PUBLIC DEBT

General

“Public sector debt” refers to any short-term debt incurred by the public sector and any long-term debt incurred by: (1) the Government; (2) budget-controlled agencies; and (3) administratively-controlled agencies. Public sector debt does not include any private sector debt guaranteed by the Government, unless and until the Government is called upon to make a payment under these guarantees. “Long-term debt” refers to all debt with maturities of one year or more from the issuance date, while “short-term debt” is defined as all debt with maturities of less than one year from the issuance date.

All public debt borrowings are made pursuant to Mexico’s Ley General de Deuda Pública (General Law of Public Debt).

Under the General Law of Public Debt, public borrowing programs contained in the Revenue Law must be submitted annually to Congress for approval. Once this approval is obtained, the executive branch, through the Ministry of Finance and Public Credit, creates a financing program within the parameters of the Congressional approval.

The General Law of Public Debt also requires that the President: (1) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the Public Account and proposing the Revenue Law; and (2) report the status of such indebtedness to Congress on a quarterly basis. See “Public Finance—General—Budget Process.”

The General Law of Public Debt specifies that ministries may only incur debt through the Ministry of Finance and Public Credit. However, budget-controlled and administratively-controlled agencies may incur external indebtedness, but only after obtaining the authorization of the Ministry of Finance and Public Credit.

Internal Public Debt

The Government’s “net internal debt” includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at June 30, 2013, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria (regulating the money supply). It also does not include IPAB debt or the debt of budget-controlled or administratively-controlled agencies. At December 31, 2012, all of the Government’s internal debt was denominated in pesos or UDIs, and was payable in pesos.

Internal Public Debt Policy

Over the last two decades, the Government has actively sought to increase its average debt maturity date. Accordingly, the Government has issued new debt instruments bearing longer maturities than those previously issued. In doing so, the Government hopes to mitigate any risk associated with the refinancing of its internal public debt. This has had the effect of establishing a long-dated benchmark yield curve (the line that plots interest rates across different contract lengths for bonds having equal credit quality). These issuances have also encouraged long-term investments in the following areas: (1) fixed-rate contracts; (2) peso-denominated securities by Mexican companies; (3) Mexican financial hedging products; and (4) the use of long-term savings in financing long-term investment projects.

As a result of this policy, the average maturity of the Government's internal debt increased from 6.5 years at December 31, 2008 to 8.0 years at December 31, 2012. As of June 30, 2013, the average maturity of the Government’s internal debt remained at 8.0 years.

The Government also retains flexibility in managing the average maturity of its debt in order to better stabilize domestic financial markets. For example, during the last quarter of 2008 and in response to the global financial crisis, the Government increased the auctioned amount of 182-day Cetes and 364-day Cetes and decreased the auctioned amount of long-term bonds.

The Government now offers the following types of securities with respect to its internal public debt:

•	10-year UDI-denominated securities;

•	30-year UDI-indexed bonds; and

•	three-year, five-year, seven-year, 10-year and 30-year fixed-rate peso-denominated bonds.

While the Government used to offer 20-year UDI-denominated bonds, it has not done so since the first quarter of 2008.

Internal Public Debt Levels

The 2012 Budget contemplated a budget deficit of approximately 0.4% of GDP (excluding investments by PEMEX). In order to finance this deficit, the 2012 Budget permitted the Government to issue new internal debt. Specifically, the 2012 Budget authorized the Government to incur up to Ps. 435.0 billion in additional net internal debt.

At December 31, 2012, the Government’s net internal debt totaled Ps. 3,501.1 billion, a 12.5% increase in nominal terms as compared to Ps. 3,112.1 billion outstanding at end of 2011. This debt figure includes the Ps. 169.0 billion liability associated with social security under the ISSSTE Law. This increase was due to the Government’s strategy of undertaking domestic market borrowings to finance the budget deficit. The net internal debt of the public sector, on the other hand, totaled Ps. 3,770.0 billion, a 15.7% increase in nominal terms as compared to the Ps. 3,258.5 billion outstanding at December 31, 2011.

At December 31, 2012, the Government’s gross internal debt totaled Ps. 3,575.3 billion. This represents an 11.8% increase in nominal terms as compared to the Ps. 3,197.7 billion outstanding at December 31, 2011. The gross internal debt of the public sector, on the other hand, totaled Ps. 3,861.1 billion, a 12.0% increase in nominal terms as compared to Ps. 3,446.8 billion outstanding at December 31, 2011.

At December 31, 2012, the Government’s financing costs on its internal debt totaled Ps. 207.6 billion, or 1.3% of GDP, representing a 7.3% nominal increase as compared to its financing costs of Ps. 193.4 billion, or 1.3% of GDP, at December 31, 2011.

The 2013 Budget contemplated a budget deficit of approximately 2.0% of GDP (including investments by PEMEX). In order to finance this deficit, the 2013 Budget permitted the Government to issue new internal debt. Specifically, the 2013 Budget authorized the Government to incur up to Ps. 415.0 billion in additional net internal debt.

According to preliminary figures, at June 30, 2013, the Government’s net internal debt totaled Ps. 3,616.3 billion, a 3.3% increase in nominal terms as compared to Ps. 3,501.1 billion outstanding at December 31, 2012. This debt figure includes the Ps. 162.7 billion liability associated with social security under the ISSSTE Law. The net internal debt of the public sector, on the other hand, totaled Ps. 3,876.8 billion according to preliminary figures, a 2.8% increase in nominal terms as compared to the Ps. 3,770.0 billion outstanding at December 31, 2012.

According to preliminary figures, at June 30, 2013, the Government’s gross internal debt totaled Ps. 3,836.1 billion, a 7.3% increase in nominal terms as compared to Ps. 3,575.3 billion outstanding at December 31, 2012. Of the total gross internal debt at June 30, 2013, Ps. 411.3 billion represented short-term debt, as compared to Ps. 396.7 billion at December 31, 2012, and Ps. 3,424.8 billion represented long-term debt, as compared to Ps. 3,178.6 billion at December 31, 2012. The gross internal debt of the public sector, on the other hand, totaled Ps. 4,135.1 billion at June 30, 2013 according to preliminary figures, a 7.1% increase in nominal terms as compared to the Ps. 3,861.1 billion outstanding at December 31, 2012.

According to preliminary figures, at June 30, 2013, the Government’s financing costs on its internal debt totaled Ps 109.6 billion, or 1.4% of GDP, representing a 7.9% nominal increase as compared to its financing costs of Ps. 101.6 billion, or 1.3% of GDP, during the same period of 2012.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

	December 31,															At June 30,
	2008			2009			2010			2011			2012			2013(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,021.2	84.2%	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps	.3,516.5	91.7%
Cetes		357.1	14.9		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		559.7	14.6
Floating Rate Bonds		243.6	10.1		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		207.9	5.4
Inflation-Linked Bonds		334.9	13.9		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		845.9	22.1
Fixed Rate Bonds		1,085.6	45.2		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,900.3	49.5
STRIPS of Udibonos		—	—		—	—		—	—		—	—		1.0	0.0		2.6	0.1
Other(3)		380.1	15.8		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		319.7	8.3

Total Gross Debt	Ps.	2,401.3	100.0%	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	3,836.1	100.0%

Net Debt
Financial Assets(4)		(68.6)			(231.4)			(79.4)			(85.6)			(74.2)			(219.8)

Total Net Debt	Ps.	2,332.7		Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,616.3

Gross Internal Debt/GDP			19.8%			21.4%			21.0%			20.7%			22.3%			24.1%
Net Internal Debt/GDP			19.1%			19.5%			20.4%			20.2%			21.8%			22.7%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012 and Ps. 162.7 billion at June 30, 2013 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

“External public sector debt” consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively-controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included, unless and until the Government is called upon to make payment under the applicable guaranty. “External public debt” does not include, among other things, repurchase obligations of Banco de México with the IMF (none of which were outstanding as at June 30, 2013). See “Financial System—Banking Supervision and Support” and footnote 1 to the table “Summary of External Public Debt” below.

External Public Debt Policy

Since 1990, the majority of the public sector’s external borrowings have consisted of debt securities placed into the securities market. However, during Mexico’s 1995 financial crisis, official creditors and creditors of multilateral institutions provided Mexico with significant amounts of financing.

The Government’s debt policy during the past several years, combined with the dynamic performance of exports, has significantly reduced external public sector debt financing costs as a percentage of total exports. Specifically, interest payments on external public sector debt have decreased from 2.5% of total exports in 2007 to 1.6% of total exports in 2012. However, according to preliminary figures, public sector external debt financing costs totaled U.S. $5.9 billion in 2012, as compared to U.S. $5.4 billion in 2011, representing an 8.9% increase in nominal terms. Service payments of both principal and interest on public sector external debt constituted 2.9% of GDP in 2012, a 0.5 percentage point increase as compared to the 2.4% of GDP in 2011.

Mexico’s external public debt policy for 2013 was intended to provide the Government with flexibility to finance its stated needs, while also accounting for market volatility and unforeseen developments. The policy also sought to maintain costs and risks at stable levels. Going forward, Mexico’s public debt policy will continue the practice of relying on local markets as the main source of funding for the Government, which will be supplemented by external financing from the U.S., Europe and Japan. Mexico’s principal objectives in connection with its external financing include:

•	improving the terms and conditions of Mexico’s external liabilities;

•	strengthening and diversifying Mexico’s investor base, with specific consideration to Mexico’s continued presence in the most influential international markets;

•	strengthening Mexico’s benchmark bonds; and

•	maintaining a constant relationship with international investors in order to ensure transparency and to promote investment in Mexico.

External Public Debt Levels

The 2012 Budget authorized the Government to incur up to U.S. $7.0 billion in additional net external debt, including external borrowings from international financial institutions.

At December 31, 2012, Mexico’s outstanding gross external public debt equaled U.S. $125.7 billion, an increase of approximately U.S. $9.3 billion from the U.S. $116.4 billion at December 31, 2011, which was due to: (1) an increase in net external indebtedness of U.S. $448.9 million; (2) a variance of U.S. $1.6 billion in the federal public sector’s international assets relating to external debt; and (3) a downward adjustment of U.S. $1.0 billion in the U.S. dollar value of external debt denominated in other foreign currencies, due to the appreciation of the U.S. dollar against those other currencies. Overall, total public debt (gross external debt plus net internal public sector debt) during this period represented approximately 33.7% of GDP, an increase of 2.0 percentage points from December 31, 2011.

Of Mexico’s total public debt at December 31, 2012:

•	bondholders held 63.1%;

•

multilateral and bilateral creditors (excluding the IMF – due to favorable market conditions, Mexico has not had to draw on the IMF’s flexible credit line and therefore the IMF is not a public debt holder) held 23.3%;

•	commercial banks and suppliers held approximately 13.3%; and

•	other creditors held the remaining 0.3%.

The 2013 Budget authorized the Government to incur up to U.S. $7.0 billion in additional net external debt, including external borrowings from international financial institutions, which was the same amount authorized under the 2012 Budget.

According to preliminary figures, at June 30, 2013, outstanding gross public sector external debt totaled U.S. $125.1 billion, an approximate U.S. $596.8 million decrease from the U.S. $125.7 billion outstanding at December 31, 2012. Of this amount, U.S. $122.3 billion represented long-term debt and U.S. $2.8 billion represented short-term debt. Overall, at June 30, 2013, total public debt (gross external debt plus net internal public sector debt) represented approximately 34.6% of nominal GDP, an increase of 0.9 percentage points from December 31, 2012.

According to preliminary figures, of Mexico’s total public debt at June 30, 2013:

•	bondholders held approximately 64.8%;

•	multilateral and bilateral creditors (excluding the IMF) held approximately 23.5%;

•	commercial banks held approximately 11.3% of Mexico’s total public sector external debt; and

•	other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2008	U.S. $	39,997	U.S. $	9,782	U.S. $	5,885	U.S. $	55,664	U.S. $	1,275	U.S. $	56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012(3)		66,912		50,063		5,626		122,601		3,125		125,726
June 30, 2013(3)		67,350		49,413		5,576		122,339		2,790		125,129

By Currency(4)

	At December 31,															June 30,
	2008			2009			2010			2011			2012(3)			2013(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S. $	47,851	84.1%	U.S. $	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S. $	105,836	84.2%	U.S. $	103,256	82.5%
Japanese yen		1,095	1.9		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,897	4.7
Pounds sterling		687	1.2		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,876	1.5
Swiss francs		410	0.7		716	0.7		953	0.9		910	0.8		961	0.8		908	0.7
Others		6,896	12.1		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		13,192	10.6

Total	U.S. $	56,939	100.0%	U.S. $	96,354	100.0%	U.S. $	110,428	100.0%	U.S. $	116,420	100.0%	U.S. $	125,726	100.0%	U.S. $	125,129	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2013) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

•

On January 10, 2013, Mexico issued U.S. $1.5 billion of its 4.75% Global Notes due 2044. The notes were issued under Mexico’s U.S. $110 billion Medium Term Note (MTN) program at a yield to maturity of 4.19%.

•

On April 22, 2013, Mexico issued, in the European market, €1.6 billion of its 2.75% Global Notes due 2023. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding Euro-denominated debt securities were allowed to offer those debt securities for cash considerations. The notes were issued under Mexico’s U.S. $110 billion MTN program and gave investors a yield to maturity of 2.81%.

•

On August 8, 2013, Mexico issued ¥48.6 billion of notes due 2016, ¥15.0 billion of notes due 2018 and ¥17.0 billion of notes due 2019. These notes were placed in the Japanese public market and bear interest at 1.16%, 1.39% and 1.54%, respectively.

•	On August 30, 2013, Mexico issued Ps. 25 billion of domestic fixed-rate bonds due 2018. These bonds were placed in the Mexican market and provide investors with a yield to maturity of 5.49%.

•

On October 2, 2013, Mexico issued U.S. $3.9 billion of its 4.00% Global Notes due 2023. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding U.S. dollar-denominated debt securities were allowed to offer those debt securities for cash considerations. The notes were issued under Mexico’s U.S. $110 billion MTN program and gave investors a yield to maturity of 4.06%.

Amortization Schedule of Total Public Sector External Debt(1)

	Outstanding as of Jun. 30, 2013(2)	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	Other Years	Total
	(in millions of dollars)

A. Private Creditors(3)	88,121	3,880	5,907	6,433	2,891	6,442	2,775	8,126	6,609	4,129	6,095	4,622	737	1,309	336	27,832	88,121
Capital Markets (Bonds)	81,143	1,326	3,722	4,361	2,819	6,390	2,734	8,122	6,609	4,129	6,095	4,622	737	1,309	336	27,832	81,143
Commercial Banks	6,978	2,553	2,185	2,072	72	52	41	4	0	0	0	0	0	0	0	0	6,978
Direct	2,991	2,029	885	22	22	22	11	0	0	0	0	0	0	0	0	0	2,991
Syndicated	3,987	525	1,300	2,050	50	30	30	4	0	0	0	0	0	0	0	0	3,987

B.Multilateral Creditors	25,640	428	953	827	879	901	1,420	833	791	2,198	913	1,631	1,077	2,538	2,123	8,129	25,640
IADB	10,679	204	415	486	558	580	586	581	573	573	574	615	585	583	533	3,232	10,679
World Bank	14,961	224	538	341	321	321	833	252	218	1,626	339	1,016	492	1,955	1,590	4,897	14,961

C. External Trade	10,938	1,010	1,782	1,564	1,500	1,448	969	846	577	363	188	61	50	24	18	539	10,938
Eximbanks	3,789	210	377	393	558	638	327	325	184	92	44	31	30	24	18	539	3,789
Commercial Banks(4)	5,892	724	1,252	1,018	789	657	489	375	279	175	93	22	19	0	0	0	5,892
Suppliers	1,257	77	153	153	153	153	153	145	114	97	51	8	1	0	0	0	1,257

D.Restructured Debt	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

E. Other(5)	431	150	280	0	0	0	0	0	0	0	0	0	0	0	0	0	430

Public Sector Total	125,129	5,467	8,922	8,824	5,270	8,791	5,163	9,804	7,977	6,690	7,195	6,313	1,864	3,871	2,478	36,501	125,129

Note: Numbers may not total due to rounding.

(1)	External debt of Mexico is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amounts. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public debt in this table does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding at June 30, 2013), (b) external borrowings by the public sector after June 30, 2013, or (c) loans from the Commodity Credit Corporation to private sector Mexican banks. Mexico only updates this table semi-annually (in June and December); for this reason data included in the public debt section may not be reflected in this table.
(2)	Preliminary figures.
(3)	Excludes foreign trade and restructured debt.
(4)	Includes foreign trade lines, revolving credits and other short-term credits.
(5)	Refers to changes in direct debt related to certain long-term infrastructure-related projects (PIDIREGAS).

Source: Ministry of Finance and Public Credit.

External Debt Restructuring and Debt Service Reduction Transactions

Debt Refinancing in the 1980s

In August 1982, Mexico requested and received from its major commercial bank creditors 90-day rollovers of principal payments on most of its external public sector debt and bilateral credits. Mexico did not make any similar requests to its other creditors, including bondholders and multilateral financial institutions (primarily consisting of the World Bank, the IMF and the IADB). Since August 1982, Mexico has not restructured any of its bond debt or its debt owed to multilateral institutions.

Between 1982 and 1987, Mexico and its commercial bank creditors concluded three separate debt restructurings and “new money” exercises. In connection with these restructurings, both parties agreed to: (1) extend the maturities of certain portions of Mexico’s then-outstanding external public sector debt; and (2) in some cases, alter the interest rates and currencies applicable to the restructured debt. In connection with each of these restructurings (and in connection with the 1989-92 Financing Package referred to below), Mexico requested and received 90-day rollovers of maturing principal payments pending the finalization of documentation relating to each restructuring.

During this period, Mexico also entered into various agreements with the Paris Club, an informal group of financial officials from 19 countries, to reschedule loan payments made or guaranteed by bilateral creditors to the Mexican public sector. In addition, Mexico received support from its multilateral creditors in the form of structural adjustment and project loans, as well as standby facilities, from the World Bank and the IADB. Finally, Mexico was also able to extend its fund arrangements and contingency facilities with the IMF.

The 1989-1992 Financing Package

The 1989-1992 Financing Package for Mexico, which was implemented in March 1990, was intended to reduce the principal amount of, and the debt service burden associated with, Mexico’s commercial bank debt and to secure sufficient future financing to allow Mexico to resume sustained economic growth. The Financing Package offered commercial banks options for debt reduction, interest reduction and new money. Under the interest reduction option, existing indebtedness was exchanged for 30-year bonds (Par Bonds) that, in the case of bonds denominated in dollars, bore interest at the fixed-rate of 6.25% per annum. Under the principal reduction option, existing indebtedness was exchanged for 30-year bonds (Discount Bonds) having a principal amount equal to 65% of the principal amount of such existing indebtedness and an interest rate of LIBOR plus 13/16% per annum. The Par Bonds and the Discount Bonds were collectively known as Brady Bonds. Under the new money option, certain banks committed to provide Mexico with new money (through a combination of bonds, traditional bank credits and bank credits prepayable to fund trade credits or public sector loans) over three years in an aggregate amount equal to 25% of their holdings of then-existing indebtedness. Of the approximately U.S. $48 billion of external debt held by Mexico’s commercial bank creditors in 1989, approximately U.S. $43 billion participated in the principal and interest reduction options; approximately U.S. $21 billion of this debt was exchanged for Discount Bonds with the balance exchanged for Par Bonds. As a result of the 1989-1992 Financing Package, Mexico was able to reduce the principal amount of its external debt by approximately U.S. $7 billion. The balance of Mexico’s commercial bank creditors agreed to participate in the new money option and to lend Mexico approximately U.S. $1 billion in new credits over four years.

As a result of the Government’s external debt reduction initiatives discussed below, Mexico completed the redemption of all of its outstanding Brady Bonds on July 28, 2003.

The Discount Bonds and Par Bonds were issued with 17 series of value recovery rights, which provided for certain additional, limited contingent payments based on the performance of Mexico’s oil export revenues. Eleven series of value recovery rights were cancelled together with the Brady Bonds to which they were attached. Six series of value recovery rights were separated from the related Discount Bonds and Par Bonds prior to their cancellation and traded independently. These series represented contingent payment obligations payable through June 30, 2008. On June 30, 2008, Mexico paid the final payment due on the Series F value recovery rights, which expired on that date. Series F was the last series of value recovery rights outstanding. No further payments will be due on the value recovery rights.

Debt Reduction Initiatives

In addition to Mexico’s strong commitment to working closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been and continues to be one of Mexico’s main goals. In mid-1986, Mexico began authorizing the conversion of debt into equity investment as a means of reducing its stock of external obligations. The total value of Mexico’s debt-equity swaps grew from U.S. $363.2 million in 1986 to U.S. $1.5 billion in 1987. In 1987, this program was suspended in order to evaluate its impact on the economy.

However, in March 1990, Mexico introduced a new debt-equity swap program that was implemented through two auctions of transferable debt conversion rights held in July and October 1990. Proceeds of these conversions could only be used to acquire public sector assets that were being privatized and to finance infrastructure projects. Pursuant to these swaps, a total of U.S. $3.5 billion of conversion rights was awarded in the auctions at a 52% discount in the nominal value of the eligible debt to be converted. Only approximately one-third of these rights (which expired in April 1992) were exercised. This was because Mexico’s debt generally traded well above the 52% discount offered following the issuance of these rights. From 1989 through October 6, 2005, the date on which this debt-equity swap program ended, the Government acquired approximately U.S. $1.4 billion of debt in exchange for peso deposits in the corresponding principal amount to be used to finance approved social projects undertaken by non-profit organizations including education, environmental, housing and public works projects.

Mexico has also engaged in debt-for-debt exchanges in order to reduce its total outstanding debt. Under these debt-for-debt exchanges, Mexico was able to refinance its existing debt by replacing it with new debt. For example, under a debt-for-debt exchange that took place in the first quarter of 1988, Mexico retired a net amount of U.S. $1.1 billion of commercial bank debt at an average discount of 30.3%. This was accomplished through the issuance of 20-year collateralized bonds offered to Mexico’s bank creditors via auctions. Mexico redeemed all of those outstanding collateralized bonds at par value in March 1997. In the third quarter of 1991, Mexico also issued U.S. $1.2 billion of 10-year floating rate notes in exchange for the cancellation of U.S. $1.2 billion of deposits held by: (1) international commercial banks with foreign branches; and (2) agencies of Mexican banks. Virtually all of these notes were offered at par value in payment for the shares of Mexican commercial banks that were privatized in 1991 and 1992.

In 1992, the Government was also able to cancel U.S. $7.2 billion of its external debt acquired through various means, including: (1) the exercise of the conversion rights described above; (2) exchanges of debt to fund social projects; and (3) various debt-for-debt exchanges and cash purchases during 1990-1992.

In May 1996, the Government issued U.S. $1.8 billion in 30-year bonds in exchange for the cancellation of U.S. $2.1 billion of its outstanding U.S. dollar-denominated Discount Bonds and U.S. $306 million of its outstanding U.S. dollar-denominated Par Bonds pursuant to an exchange offer open to all holders of those bonds. The price at which the bonds were exchanged was determined via a modified Dutch auction.

Since January 1, 2007, the Government’s liability management transactions include:

Date	Transaction
January 2007	Exchange and cash tender offer pursuant to which the holders of five series of Mexico’s U.S. dollar-denominated external bonds maturing in 2019, 2022, 2026, 2031 and 2033 were invited to either: (1) submit offers, in a modified Dutch auction, to exchange their bonds for reopened 6.75% Global Notes due 2034 plus a cash payment; or (2) sell their bonds for cash. Following settlement, approximately U.S. $2.8 billion of outstanding bonds (including Mexico’s 8.125% Global Bonds due 2019, 8.00% Global Notes due 2022, 11.50% Global Bonds due May 15, 2026, 8.30% Global Notes due 2031 and 7.50% Global Notes due 2033) were canceled. An aggregate principal amount of U.S. $2.3 billion in reopened 6.75% Global Notes due 2034 was issued to holders participating in the exchange, and Mexico also made cash payments from available funds totaling approximately U.S. $1.1 billion. Following the cancellation of the bonds tendered and accepted for exchange or purchase by Mexico, the following approximated principal amounts remained outstanding: (1) U.S. $1.7 billion of 8.125% Global Bonds due 2019; (2) U.S. $753 million of 8.00% Global Notes due 2022; (3) U.S. $339 million of 11.50% Global Bonds due May 15, 2026; (4) U.S. $1.9 billion of 8.30% Global Notes due 2031; and (5) U.S. $1.3 billion of 7.500% Global Notes due 2033.

March 2007	Issuance of 500,000 Series XWE07 Warrants and 1,000,000 XWD07 Units, each Unit consisting of one Series XWDA07 Warrant and one Series XWDB07 Warrant. These series traded separately after September 24, 2007. The Series XWE07, XWDA07 and XWDB07 Warrants entitled the holders to exchange: (1) up to approximately U.S. $2.7 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for (2) peso-denominated bonds issued by Mexico maturing in either 2014 or 2024. These changes were exercisable on September 19, 2007 with respect to XWE07, October 11, 2007 with respect to XWDA07 and November 7, 2007 with respect to XWDB07.

February – March 2008	Repurchase of U.S. $714 million of ten series of Mexico’s fixed-rate, U.S. dollar-denominated bonds with maturity dates ranging from 2009 to 2034.

April 2008	Issuance of 1,000,000 Series XWA08 Debt Exchange Warrants and 250,000 Series XWB08 Debt Exchange Warrants. On October 9 2008, Series XWA08 Warrant-holders could exchange: (1) up to approximately U.S. $1 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for (2) peso-denominated bonds issued by Mexico maturing in either 2014 or 2036. Similarly, on October 9, 2008, Series XWB08 Warrant-holders could exchange: (1) up to approximately U.S. $0.25 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for (2) UDI-denominated bonds issued by Mexico maturing in either 2017 or 2035.

December 2010

Issuance of 1,000,000 Series XW11 Units, consisting of 1,000,000 Series XWA11 Debt Exchange Warrants and 1,000,000 Series XWB11 Debt Exchange Warrants.

On April 8, 2011 or April 27, 2011, Series XWA11 Warrant-holders could exchange: (1) up to approximately U.S. $1 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and British pound-denominated bonds issued by Mexico for (2) Mexican peso-denominated MBonos maturing in either 2020, 2029 or 2038. Holders of approximately 12% of the warrants elected to exercise them on either the first or second aforementioned exercise date. As a result, Mexico cancelled approximately U.S. $102.6 million or equivalent of outstanding debt denominated in foreign currencies and issued approximately Ps. 1.3 billion of MBonos.

Similarly, on May 4, 2011 or May 19, 2011, Series XWB11 Warrant-holders could exchange: (1) up to approximately U.S. $1 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and British pounds-denominated bonds issued by Mexico for (2) Mexican peso-denominated MBonos maturing in 2020, 2029 or 2038. Holders of approximately 31.4% of these warrants elected to exercise them on either the first or second aforementioned exercise date. As a result, Mexico cancelled approximately U.S. $210.2 million and EUR 59.7 million of outstanding debt denominated in such currencies and issued approximately Ps. 3.5 billion of MBonos.

August 2012	Exchange offer via a modified Dutch auction pursuant to which the holders of fifteen series of Mexico’s U.S. dollar-denominated external bonds maturing in 2013, 2014, 2015, 2016, 2017, 2019, 2020, 2022, 2026, 2031, 2033, 2034 and 2040 were invited to submit offers to exchange their bonds for: (1) reopened 3.625% Global Notes due 2022; (2) reopened 4.750% Global Notes due 2044; or (3) reopened 5.750% Global Notes due 2110. In certain cases, a cash payment was also offered. Pursuant to this offer, approximately U.S. $1.9 billion of outstanding bonds were canceled, and approximately U.S. $2.2 billion aggregate principal amount of reopened notes were issued as follows:

	Principal Amount of Old Bonds (in millions) Exchanged for:
Series of Old Bonds	Reopened 2022 Notes		Reopened 2044 Notes		Reopened 2110 Notes
6.375% Global Notes due 2013	U.S.$	83.5	U.S.$	0.5	U.S.$	5.3
5.875% Global Notes due January 2014	U.S.$	15.8	U.S.$	—	U.S.$	2.8
5.875% Global Notes due February 2014	U.S.$	57.1	U.S.$	2.4	U.S.$	2.3
6.625% Global Notes due 2015	U.S.$	39.3	U.S.$	12.8	U.S.$	5.5
11.375% Global Bonds due 2016	U.S.$	95.4	U.S.$	0.1	U.S.$	—
5.625% Global Notes due 2017	U.S.$	230.9	U.S.$	54.9	U.S.$	5.0
5.95% Global Notes due 2019		—	U.S.$	88.7	U.S.$	17.2
8.125% Global Bonds due 2019		—	U.S.$	5.6	U.S.$	3.1
5.125% Global Notes due 2020		—	U.S.$	90.7	U.S.$	102.4
8% Global Notes due 2022		—	U.S.$	39.4	U.S.$	63.8
11.50% Global Bonds due 2026		—	U.S.$	10.3	U.S.$	0.4
8.30% Global Notes due 2031		—	U.S.$	68.8	U.S.$	223.7
7.50% Global Notes due 2033		—	U.S.$	48.6	U.S.$	43.0
6.75% Global Notes due 2034		—	U.S.$	369.2	U.S.$	51.6
6.05% Global Notes due 2040		—	U.S.$	—	U.S.$	41.5

April 2013	Tender offer pursuant to which the holders of four series of Mexico’s Euro-denominated external bonds maturing in 2013, 2015, 2017 and 2020 were invited to submit offers to sell their bonds to Mexico for cash. Pursuant to the tender offer, approximately €396 million of outstanding bonds were canceled. A portion of the proceeds of Mexico’s offering of €1.6 billion of 2.75% Global Notes due 2023 was used to finance the tender offer. A summary of the tender offer results follows.

Old Notes Series	ISIN	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
5.375% Global Notes due 2013	XS0170239932/ US91086QAP37	€5.01 million	€609.99 million
4.25% Global Notes due 2015	XS0222076449	€33.93 million	€544.78 million
4.25% Global Notes due 2017	XS0525982657	€210.82 million	€639.18 million
5.500% Global Notes due 2020	XS0206170390/ US91086QAT58	€146.11 million	€398.99 million

October 2013	Tender offer pursuant to which the holders of three series of Mexico’s U.S. dollar-denominated external bonds maturing in 2015, 2017, 2019 and 2020 were invited to submit offers to sell their bonds to Mexico for cash. Pursuant to the tender offer, approximately U.S. $2.1 billion of outstanding bonds were canceled. A portion of the proceeds of Mexico’s offering of U.S. $3.9 billion of 4.000% Global Notes due 2023 was used to finance the tender offer. A summary of the tender offer results follows.

Old Notes Series	CUSIP	Outstanding Amount Repurchased in Tender Offer	Outstanding Amount After Tender Offer
6.625% Global Notes due 2015	91086QAL2	$59.7 million	$1.2 billion
5.625% Global Notes due 2017	91086QAU2	$370.6 million	$2.8 billion
5.950% Global Notes due 2019	91086QAW8	$891.9 million	$1.9 billion
5.125% Global Notes due 2020	91086QAY4	$804.1 million	$2.0 billion

Debt Record

Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted in the payment of principal or interest on any of its external indebtedness. See “—External Debt Restructuring and Debt Service Reduction Transactions” above.

TABLES AND SUPPLEMENTARY INFORMATION

PUBLIC DEBT OF THE GOVERNMENT

A. DIRECT DEBT OF THE GOVERNMENT

Table I. Floating Internal Debt at June 30, 2013

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision
			(in millions of pesos)

Short-term Treasury Certificates (Cetes)	Various	Various	Ps.	410,982.7	None

Total Floating Internal Debt			Ps.	410,982.7

Table II. Funded Internal Debt at June 30, 2013

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision
			(in millions of pesos)

Fixed-Rate Bonds	Fixed	Various	Ps.	1,900,301.3	None
Development Bonds (Bondes D)	Various	Various		207,938.4	None
UDI-denominated Development Bonds (UDI bonds)	Various	Various		845,919.6	None
STRIPS of UDI bonds	Various	Various		2,603.8	None
Retirement Saving System Fund (Fondo de Ahorro/SAR)	Various	Various		93,621.7	None
One-year Treasury Certificates (Cetes)(1)	Various	Various		148,707.3	None
Others(2)	Various	Various		226,069.5	None

Total Funded Internal Debt			Ps.	3,425,161.6

(1)	One-year Cetes are the only long-term Federal Treasury certificates issued by the Government.
(2)	Includes Ps. 162.7 billion of liabilities associated with social security under the ISSSTE Law. See “The Economy—Employment and Labor.”

Table III. Net Internal Debt at June 30, 2013

(payable in pesos)

Title	Interest Rate	Maturity Date	Outstanding Principal Amount		Amortization or Sinking Fund Provision
			(in millions of pesos)

Total Floating Internal Debt			Ps.	410,982.7
Total Funded Internal Debt				3,425,161.6
Assets(1)	Various	Various		(219,846.0)	None

Total Net Internal Debt			Ps.	3,616,298.3

(1)	Includes Banco de México’s General Account Balance, which is positive (indicating that money is owed to the Government).

Table IV. Funded External Debt at June 30, 2013

Bond Issues at June 30, 2013

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding	Remarks
					(in thousands)

11.50% Global Bonds due 2026	11.50	May. 1996	May 2026	USD	1,750,000	327,945
11.375% Global Bonds due 2016	11.375	Sep. 1996	Sep. 2016	USD	1,000,000	662,189
Notes due 2017	11.0	May 1997	May 2017	LRA/€	500,000,000	170,914	(2)
11.375% Global Bonds due 2016	11.375	Aug. 1999	Sep. 2016	USD	400,000	264,876
Global Bonds due 2016	11.375	Feb. 2000	Feb. 2016	USD	994,641	658,641
Notes due 2019	8.125	Mar. 2001	Dec. 2019	USD	3,300,000	1,343,671
Notes due 2031	8.300	Aug. 2001	Aug. 2031	USD	1,500,000	612,689
Notes due 2031	8.300	Dec. 2001	Aug. 2031	USD	1,000,000	408,460
Notes due 2022	8.000	Sep. 2002	Sep. 2022	USD	1,750,000	611,193
Notes due 2031	8.300	Dec. 2002	Aug. 2031	USD	750,000	306,345
Notes due 2015	6.625	Mar. 2003	Mar. 2015	USD	1,000,000	643,022
Notes due 2033	7.500	Apr. 2003	Apr. 2033	USD	1,000,000	331,579
Notes due 2014	5.875	Oct. 2003	Jan. 2014	USD	1,000,000	709,584
Notes due 2024	6.75	Jan. 2004	Feb. 2024	STG	500,000	476,526
Notes due 2014	5.875	Apr. 2004	Jan. 2014	USD	793,267	562,890
Notes due 2033	7.500	Apr. 2004	Apr. 2033	USD	2,056,822	682,000
Notes due 2034	6.75	Sep. 2004	Sep. 2034	USD	1,500,000	998,560
Notes due 2020	5.50	Nov. 2004	Feb. 2020		€750,000	398,988	(2)
Notes due 2015	6.625	Jan. 2005	Mar. 2015	USD	1,000,000	643,021
Notes due 2015	4.25	Jun. 2005	Jun. 2015		€750,000	544,786
Notes due 2017	5.625	Mar. 2006	Jan. 2017	USD	3,000,000	2,750,685
Notes due 2034	6.75	Jan. 2007	Sep. 2034	USD	2,266,566	1,508,867
Notes due 2034	6.75	Sep. 2007	Sep. 2034	USD	500,000	332,853
Notes due 2017	5.625	Sep. 2007	Jan. 2017	USD	500,000	458,447
Notes due 2040	6.055	Jan. 2008	Jan. 2040	USD	1,500,000	1,485,221
Notes due 2019	5.95	Dec. 2008	Mar. 2019	USD	2,000,000	1,881,436
Notes due 2014	5.875	Mar. 2009	Feb. 2014	USD	1,500,000	1,427,273
Notes due 2019	5.95	Sep. 2009	Mar. 2019	USD	1,000,000	940,718
Notes due 2040	6.055	Sep. 2009	Jan. 2040	USD	750,000	742,611
Notes due 2019	2.22	Dec. 2009	Dec. 2019		¥150,000,000	150,000,000
Notes due 2020	5.125	Jan. 2010	Jan. 2020	USD	1,000,000	935,613
Notes due 2020	5.125	Mar. 2010	Jan. 2020	USD	1,000,000	935,612
Notes due 2040	6.055	Apr. 2010	Jan. 2040	USD	1,000,000	990,147
Notes due 2017	4.25	Jul. 2010	Jul. 2017		€850,000	639,182
Notes due 2110	5.75	Oct. 2010	Oct. 2110	USD	1,000,000	1,000,000
Notes due 2020	1.51	Oct. 2010	Oct. 2020		¥150,000,000	150,000,000
Notes due 2020	5.125	Feb. 2011	Jan. 2020	USD	1,000,000	935,613
Notes due 2040	6.055	Apr. 2011	Jan. 2040	USD	1,000,000	990,147
Notes due 2110	5.75	Aug. 2011	Oct. 2110	USD	1,000,000	1,000,000
Notes due 2022	3.625	Jan. 2012	Mar. 2022	USD	2,000,000	2,000,000
Notes due 2044	4.750	Mar. 2012	Mar. 2044	USD	2,000,000	2,000,000
Notes due 2015	1.290	Jun. 2012	Jun. 2015		¥50,000,000	50,000,000
Notes due 2017	1.560	Jun. 2012	Jun. 2017		¥30,000,000	30,000,000
Notes due 2110	5.75	Aug. 2012	Oct. 2110	USD	677,994	677,994
Notes due 2022	3.625	Aug. 2012	Mar. 2022	USD	559,254	559,254
Notes due 2044	4.750	Aug. 2012	Mar. 2044	USD	963,324	963,324
Notes due 2044	4.750	Jan. 2013	Mar. 2044	USD	1,500,000	1,500,000
Notes due 2023	2.75	Apr. 2013	Apr. 2023		€1,600,000	1,600,000

Loans from Multilateral Organizations

at June 30, 2013

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Principal Amount Outstanding(5)	Remarks
					(in thousands of dollars)

Loans from the World Bank and the IADB	Fixed from 0.25 to 5.245 and some variable	Various	Various	C$, Special Drawing Rights, USD, €	$21,371,637	(3)(4)

Loans from Bilateral Organizations

at June 30, 2013

Title	Interest Rate (%)	Date of Issue	Maturity Date	Currency(1)	Original Principal Amount	Principal Amount Outstanding	Remarks
					(in thousands of dollars)

Various	Various	Various	Various	USD, ¥, €	$2,204,270	$1,641,840
Total Funded External Debt						$67,350,271	(6)

(1)	The currencies are defined as follows: C$, Canadian dollar; CHF, Swiss franc; LRA, Italian lira; STG, Pound sterling; SDR, Special Drawing Rights; USD, United States dollar; ¥, Japanese yen; and €, Euro.
(2)	In connection with these issuances, Mexico entered into currency swaps of LRA 500 billion into U.S. $300,836,144 and €750,000,000 into U.S. $921,825,000.
(3)	Semi-annual, quarterly or monthly amortization calculated to retire loans or securities by maturity.
(4)	The direct obligors in respect of U.S. $361,164,000 of these loans are Banobras (U.S. $142,418,000), Bancomext (U.S. $0), NAFIN (U.S. $179,193,000) and Sociedad Hipotecaria Federal (Federal Mortgage Society, or SHF) (U.S. $39,553,000), acting in their capacities as financing agents for the Government. The Government is the direct borrower of the remainder of these loans (U.S. $21,010,473,000). The outstanding amount of the portion of these loans as to which the Government is not the direct obligor is not included in the total of this Table IV, but rather is included in Table VI.
(5)	Includes revaluation because of changes in parity of foreign currencies.
(6)	This total is expressed in U.S. dollars and differs from the total of all items because some items are expressed in other currencies.

B. EXTERNAL DEBT OF BUDGET CONTROLLED AGENCIES AND OTHER PUBLIC SECTOR EXTERNAL DEBT

Table V. External Debt of Budget Controlled Agencies at June 30, 2013

(payable in foreign currencies)

Borrower	Dollar Equivalent of Principal Amount Outstanding	Dollar Equivalent of Amount Having an Original Maturity of Less than One Year
	(in millions of dollars)

CFE	$4,428.8	$150.6
PEMEX	45,134.8	0.0

Total External Debt of Budget Controlled Agencies	$49,563.6	$150.6

Table VI. Other Public Sector External Debt at June 30, 2013 (1)

(payable in foreign currencies)

Borrower	Dollar Equivalent of Principal Amount Outstanding	Dollar Equivalent of Amount Having an Original Maturity of Less than One Year
	(in millions of dollars)

Financial Sector	$8,215.2	$2,638.9
NAFIN	1,601.7	983.9
Banobras	1,965.0	100.0
Bancomext	1,703.0	1,555.0
SHF	2,939.6	0.0
Financiera Rural	5.9	0.0

Total	$8,215.2	$2,638.9

(1)	This table includes the national development banks’ and certain commercial banks’ debt that is guaranteed by Mexico, as well as other public sector debt registered with the Dirección de Deuda Pública (Management Office of Public Debt). It does not include the debt of entities whose finances are not included in the Government’s budget. In addition, private sector debt guaranteed by the Government or other public sector entities is not considered external public sector debt unless and until the Government is called upon to make a payment under these guarantees.